Exhibit 99.4

ANNUAL INFORMATION FORM

for the year ended December 31, 2022

Dated: March 31, 2023

TABLE OF CONTENTS

INTRODUCTION	1

CORPORATE STRUCTURE	6

GENERAL DEVELOPMENT OF THE BUSINESS	7

DESCRIPTION OF THE BUSINESS	13

REGULATORY OVERVIEW	28

RISK FACTORS	33

DIVIDENDS	61

DESCRIPTION OF CAPITAL STRUCTURE	62

ISSUED SHARES HELD BY INTERESTED PARTIES	64

MARKET FOR SECURITIES	64

PRIOR SALES	66

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER	66

DIRECTORS AND EXECUTIVE OFFICERS	66

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	73

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	78

TRANSFER AGENT AND REGISTRAR	78

MATERIAL CONTRACTS	78

INTEREST OF EXPERTS	78

ADDITIONAL INFORMATION	78

GLOSSARY OF TERMS	79

APPENDIX A	83

ANNUAL INFORMATION FORM INTRODUCTION

General

In this Annual Information Form, unless the context otherwise requires, “Intercure”, the “Company”, “we”, “us” or “our” refers to Intercure Ltd., its subsidiaries and divisions and their respective predecessors. All references to “dollars”, “$” and “US$” are to United States dollars, all references to “NIS” are to the New Israeli Shekel, the currency of Israel, and all references to “C$” are to Canadian dollars. All capitalized terms not otherwise defined have the meanings ascribed to them in the “Glossary of Terms” at the end of this Annual Information Form. Unless otherwise indicated, the information contained herein is given as at December 31, 2022.

Forward-looking Information

Certain statements contained in this Annual Information Form constitute “forward-looking information” for the purpose of applicable Canadian securities legislation, which reflect management’s expectations regarding the Company’s future growth, results from operations (including, without limitation, future production and capital expenditures), performance (both operational and financial) and business prospects, future business plans and opportunities. All information other than statements of current and historical fact contained in this Annual Information Form is forward-looking information. In certain cases, forward-looking information can be identified by the use of words such as “plans”, “targets”, “expects”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “intends”, “anticipates”, “projects”, “believes”, “pro forma” or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” “occur” or “be achieved” and similar words or the negative thereof. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information.

Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

Forward-looking information in this Annual Information Form includes, but is not limited to, statements pertaining to the following, among other things:

●	our ability to obtain, and the timing of, regulatory approvals to produce, manufacture, distribute, export and import pharmaceutical-grade cannabis and cannabis-based products;

●	our partner’s ability to obtain, and the timing of, regulatory approvals to produce, manufacture, distribute, export and import pharmaceutical-grade cannabis and cannabis-based products;

●	the development and regulation of cannabis and, more specifically, the medical-use cannabis industry;

●	the outcomes of preclinical studies, clinical trials and other research regarding the safety and efficacy of cannabis and the ability of such trials to increase acceptance of cannabis in the medical community;

●	the commercialization and pricing of our products;

●	our competitors’ development, marketing and sale of products that compete with our products;

●	our expectations regarding future growth, including our ability to complete the expansion of our facilities in northern Israel, southern Israel, and the European Union, as well as the overall expansion of our pharmacy chain in 2023;

●	our estimates regarding the growth of the Israeli medical cannabis market (including the number of patients);

●	our ability to enter into arrangements with distributors, including any required regulatory approvals;

●	our ability to develop an active trading market for the Ordinary Shares and whether the market price of the Ordinary Shares is volatile;

●	our expectations regarding future growth;

●	our ability to execute our growth strategies;

●	our competitive position within the industry;

●	expectations for regulatory and/or competitive factors related to the cannabis industry generally, including the permanent export permit from the Israeli Medical Cannabis Agency (the “IMCA”) and Israeli authorities, as well as the ability to obtain import permits into Israel for future cannabis shipments;

●	the continued listing of the Ordinary Shares;

●	our expectations regarding our revenue, expenses and operations;

●	expectations regarding future director and executive compensation levels and plans;

●	the time and attention each executive officer and director will devote to our business;

●	the potential adverse impacts resulting from the COVID-19 pandemic;

●	expected industry trends;

●	general economic trends;

●	fluctuations in foreign exchange rates; and

●	fluctuations in interest rates.

This forward-looking information is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Certain assumptions made in preparing forward-looking information include, but are not limited to: our ability to build our market share and enter new markets and industry verticals; our ability to attract and retain key personnel; our ability to maintain and expand geographic scope; our ability to execute on our expansion plans; our ability to continue investing in infrastructure to support our growth; our ability to obtain and maintain existing financing on acceptable terms; our ability to execute on profitability initiatives; currency exchange and interest rates; our ability to respond to the changes and trends in our industry or the global economy; our ability to maintain sufficient and effective production and R&D capabilities; the impact of competition; future production and supply levels, and future consumer demand levels; the price of cannabis and cannabis related products; the demand for our products will grow for the foreseeable future; the severity, duration and impacts of COVID-19 on the economy and our business; and the changes in laws, rules, regulations, and global standards are material factors.

Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that, while considered by the Company to be appropriate and reasonable as of the date of this Annual Information Form, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to:

●	the medical-use cannabis industry in Israel and other countries is highly regulated;

●	we are dependent upon regulatory approvals and licenses for our ability to produce and distribute our pharmaceutical-grade cannabis products;

●	research on the effects of cannabis has been limited;

●	we compete for market share with companies that may have longer operating histories, more financial resources, and greater manufacturing and marketing experience than us;

●	legal and illegal use of cannabis for non-medical purposes may have a significant negative effect on the medical-use cannabis industry and our pharmaceutical-grade cannabis business;

●	our business is subject to, or may become subject to, a variety of Canadian, U.S. and foreign laws relating to the production and distribution of cannabis, many of which are unsettled and still developing, and which could subject us to claims or otherwise harm our business;

●	we are subject to risks inherent in an agricultural business, which include the risk of crop failure;

●	we have a limited operating history upon which investors can evaluate our future prospects;

●	we may be adversely impacted by the failure of any of our joint ventures;

●	we may be unable to comply with all safety, health and environmental regulations applicable to our operations and the medical-use cannabis industry;

●	our pharmaceutical-grade cannabis-based products may be subject to recalls and we may be subject to product liability claims;

●	we may experience breaches of security at our facilities or losses as a result of, but not limited to, theft;

●	if we sustain cyber-attacks or other privacy or data security incidents that result in security breaches that disrupt our operations or result in the unintended dissemination of protected personal information or proprietary or confidential information, or we are found by regulators to be non- compliant with statutory requirements for protection and storage of personal data, we could suffer a loss of revenue and increased costs, exposure to significant liability, reputational harm and other serious negative consequences;

●	third-party manufacturers and distributors may not successfully carry out their contractual duties or meet regulatory requirements;

●	we may not be able to secure adequate or reliable sources of funding required to operate our business or increase our production to meet patient demand for our products;

●	we may not be able to successfully execute strategic alliances or transactions;

●	international expansion of our business exposes us to business, regulatory, political, operational, financial, economic and other potential risks associated with doing business outside of Israel;

●	tax and accounting requirements may change in ways that are unforeseen to us and we may face difficulty or be unable to implement or comply with any such changes;

●	a breakdown in our information technology systems could result in a significant disruption to our business;

●	future sales or distributions of our securities could cause the market price for our Ordinary Shares to fall;

●	we may be subject to risks related to the protection and enforcement of intellectual property rights, and may become subject to allegations that we or our joint venture partners are in violation of intellectual property rights of third parties;

●	a competitor may discover or misappropriate our trade secrets and other intellectual property;

●	intellectual property rights of third parties could adversely affect our ability to commercialize our products;

●	we may not realize the full benefit of preclinical studies or clinical trials using our GMP-certified products for various indications;

●	we may not own intellectual property developed under joint venture arrangements;

●	potential political, economic and military instability in the State of Israel, where our senior management, our head executive office and production facilities are located, may adversely affect our results of operations;

●	our operations may be disrupted as a result of the obligation of Israeli citizens to perform military service;

●	the rights and responsibilities of our shareholders will be governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of Canadian or U.S. corporations;

●	provisions of Israeli law may delay, prevent or otherwise impede a merger with us, or an acquisition of us, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders;

●	we may not be able to enforce covenants not to compete under applicable laws, and therefore we may be unable to prevent our competitors from benefiting from the expertise of some of our former employees, which in turn could impact our future profitability;

●	investors may have difficulties enforcing foreign judgments against us or our executive officers and directors, or asserting Canadian securities laws claims in Israel;

●	our results of operations may be harmed by currency fluctuations and inflation;

●	our operations may be affected by negative labor conditions in Israel;

●	under our amended and restated Articles, if any person acquires, holds, or has control of or direction over more than 4.99% of our outstanding Ordinary Shares at any time without receiving prior approval from the IMCA, the Ordinary Shares held by that person in excess of such limit will automatically become dormant shares;

●	we have not paid dividends on our Ordinary Shares and, therefore, unless our traded securities appreciate in value, our investors may not benefit from holding our securities;

●	the extent of the impact of COVID-19 and measures taken to contain the virus on our results of operations and overall financial performance;

●	the extent of the impact of the war between Russia and Ukraine, any escalation thereto and its impacts on the global economy on our results of operations and overall financial performance; and

●	such other factors discussed in greater detail under “Risk Factors” in this Annual Information Form.

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward- looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The opinions, estimates or assumptions referred to above and described in greater detail in “Risk Factors” should be considered carefully by readers of this Annual Information Form.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. Forward-looking information is provided for the purpose of presenting information about management’s current expectations and plans relating to the future and allowing investors and others to get a better understanding of our anticipated financial position, results of operations and operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this Annual Information Form represents our expectations as of the date specified herein, and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

All of the forward-looking information contained in this Annual Information Form is expressly qualified by the foregoing cautionary statements.

CORPORATE STRUCTURE

Name, Address and Incorporation

Intercure Ltd. is a company established under the Israeli Companies Law (5759-1999) (the “Companies Law”).

The Company’s head office and registered office is located at 85 Medinat ha-Yehudim Street, Herzliya, 4676670, Israel.

On April 1, 2021, the Articles of the Company were amended to consolidate the Ordinary Shares and increase the Company’s registered share capital in connection with the SPAC Transaction.

Intercorporate Relationships

The following chart sets out the organizational structure of Intercure, excluding non-active and immaterial entities, as at the date of this Annual Information Form:

(*) Each of the above entities were incorporated or formed under the laws of Israel except Cannolam Vienna Ltd., which was incorporated under the laws of Austria

We currently own all of the issued and outstanding shares of Canndoc and Pharma Zone, and a majority interest of the issued and outstanding shares of Cannolam and other holdings in additional pharmacies and trade houses. Unless otherwise specified, references in this section to “we”, “our” and “us” refer to the business of Intercure and its subsidiaries.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Fiscal Year 2020 (January 1, 2020 to December 31, 2020)

In January 2020, we successfully completed the first ever commercial import of medical cannabis into Israel as part of the agreements with Tilray and Tilray Portugal and have subsequently successfully completed several commercial shipments into Israel while launching the “CanndocDiamonds” family of products.

In March 2020, we entered into a strategic partnership agreement with Super Pharm, the largest chain of pharmacies in Israel (which operates approximately 260 pharmacies). Under the terms of the agreement, Super Pharm agreed to purchase from us, and we agreed to sell to Super Pharm, 10,000 kilograms of our medical cannabis products over a period of 3 years.

In May 2020, our Board approved Intercure entering into an agreement, pursuant to which we purchased 50.1% of the shares of Cannolam, a private Israeli company that operates in the field of medical cannabis through the operation of the “Givol” pharmacy chain in Israel. The “Givol” pharmacy chain is the first private pharmacy chain in Israel, established for the specific purpose of serving medical cannabis patients, and currently has licensed locations to sell medical cannabis products in Tel Aviv, Haifa, Ashdod, Jerusalem, Herzliya. The Be’er Sheva location has not yet received final approval to sell medical cannabis.

In consideration for Intercure’s acquisition of 50.1% of Cannolam’s shares, Intercure (i) issued to Cannolam’s shareholders 1,788,962 Ordinary Shares (valued at approximately NIS 7.8 million, priced at NIS 4.35 per share as at the date of the agreement, with a fair market value of NIS 6.9 as of the closing of the acquisition), in exchange for 21.9% of shares of Cannolam; and (ii) granted rights for agricultural products cultivated in Canndoc’s facilities (existing or future), subject to an investment of no less than NIS 10.2 million, in exchange for 28.2% of shares of Cannolam.

In May 2020, we entered into a joint venture with a UK company (the “UK Partner”). The UK Partner owns a manufacturing plant operating system under the EU-GMP-standard and possesses all the licenses and permits required for the importation and exportation of medical cannabis products to England, Wales, Scotland, Northern Ireland and Ireland. We own 51% of the joint venture and the UK Partner owns the other 49%. Subject to the receipt of all required permits and approvals, we will sell to the UK Partner, and the UK Partner will purchase from us, all medical cannabis products we produce in Israel and/or any other territory where we operate. The UK Partner will be responsible for the packaging of our exported products in accordance with local regulations, as well as the overall distribution system. The UK Partner will be responsible for providing an EU-GMP certified facility, including all equipment and other infrastructure, for the operations of the joint venture. Our UK Partner will support all of the joint venture’s local needs, including without limitation, assisting in maintaining all required legal certificates for the joint venture’s full operation in England, Wales, Scotland, Northern Ireland and Ireland, including licenses for the import of pharmaceutical-grade cannabis products into the noted territories, with such licenses to be held by the joint venture. The Company is working to obtain regulatory approvals to sell its products in the territories but has not yet obtained the necessary approvals. The Company is currently considering ending the partnership and exploring alternative routes to access the UK market.

In May 2020, we entered into an EU-GMP distribution agreement with a Danish partner for the production of up to 11.7 tonnes of cannabis per year for a period of 3 years. As part of this agreement, we will manufacture our products in a facility located in Denmark. This manufacturing facility is approved by the EU-GMP standard and has all the licenses and permits required for the cultivation, production, distribution and marketing of cannabis. The partner will be responsible for the entire growth and production process of the products, as well as the logistical process of transporting and packaging the products in accordance with all applicable legal requirements. The partner will be entitled to a portion of the profits generated as a result of the sales made through our distribution channel. This facility is operational and we are currently in the process of obtaining approval for importing products from Denmark to Germany with this partner. In 2021, the Company completed the registration process for several products cultivated through the Company’s partnership in Denmark, which products are now registered in Germany under the Federal Institute for Drugs and Medical Devices (BfArM) and are authorized for sale in Germany. Although we made significant efforts to register the products and obtain approval to import them from Denmark to Germany, the products developed by the Danish partner failed to meet quality standards due to schedule delays and changes in the target market conditions. Since the Danish partner was unable to execute any sales under the partnership so far, the parties are re-evaluating the relationship between them.

In June 2020, we entered into a contractual relationship with Organigram for the purpose of collaborating to develop, import and export medical cannabis products in the state of Israel and across Europe. The agreement specifies that, subject to obtaining the required permits, we would import from Organigram 3,000 kilograms of medical cannabis products from Organigram’s advanced indoor facility in Canada within a period of 18 months. In accordance with the agreement, we will produce and market the medical cannabis products imported from Organigram in pharmacies throughout Israel and Europe. We will be provided with the option to import from Organigram an additional 3,000 kilograms per year of medical cannabis products for a period of two years from the end of the initial 18-month period under the same terms and conditions.

In August 2020, we successfully imported our first shipment of products from Organigram into Israel and successfully launched the “Canndoc Indoor” family of products.

In August 2020, we entered into an agreement with Aphria for the import of bulk cannabis products from Aphria’s facility in Canada into Israel. Pursuant to the agreement, we will purchase from Aphria’s production facility in Canada, and import into Israel, up to 3,000 kilograms of “bulk” quality medical cannabis for a period of two years. We have the option to import up to 6,000 kilograms of additional product from Aphria for two additional periods of two years each. We manufacture and transform the imported product from into Canndoc’s GMP-branded product. Final products were distributed by Canndoc’s distribution channels to all pharmacies in Israel.

In November 2020, we successfully imported our first shipment of products from Aphria into Israel and successfully launched the “Canndoc Stars” family of products.

In December 2020, we entered into a distribution agreement with Novolog, a leading Israeli company in the logistic health services field. Pursuant to the noted agreement, Novolog will provide us with logistics, storage, collection and distribution services for our medical cannabis products throughout Israel for a term of three years, with two optional extensions of two years each. Novolog holds an IMC-GDP distribution license and possesses an advanced logistics facility.

In December 2020, we entered into a collaboration with Charlotte’s Web, under which we will be the sole partner of Charlotte’s Web in Israel, and through which its products will be marketed in Israel under a joint brand for the Israeli market, subject to certain conditions, including certain regulatory matters within central European countries and England. The arrangement is subject to the receipt of the required regulatory agreements. We will be Charlotte’s Web exclusive partner in Israel and its products will be marketed in Israel under a joint brand for the Israeli market, subject to conditions, including regularization to central European countries and England. The two companies will also explore opportunities such as clinical trials, product development and manufacturing in Israel. The Charlotte’s Web Agreement is for a minimum cumulative period of six (6) years from the date of removal of the CBD component from the Israeli DDO.

On December 16, 2020 we received a permit from the Ministry of Health for the commercial export of our products to Tilray Portugal as part of the strategic cooperation between the companies. The export permit was obtained after obtaining an import permit from the Portuguese authorities and compliance of our products with the requirements of European regulation in Portugal including the EU-GMP standard. The export request is a continuation of the developments that have taken place in Israel in recent months and the company’s preparations for exporting its products.

In December 2020, we completed the first commercial export of our products to the European Union.

On December 17, 2020, we entered into a strategic agreement with Fotmer Corporation S.A., under which we will import from Fotmer approximately 3 tons of quality medical cannabis products, each year for a period of four years. Pursuant to the agreement, we have agreed to pay Fotmer an initial amount of US$650,000 as a down payment for the first shipment of medical cannabis products, which will be classified as a loan, bearing an annual interest rate of 5.51% and secured by Fotmer’s Canadian parent company, until the export and import permits for the first shipment of products are obtained. During the reported period, we completed the first two import shipments from Fotmer and the described loan was deducted as part of the shipments arrangements.

On December 27, 2020, we received a permanent license from the IMCA for our facilities located in the Kibbutz Nir- Oz, a kibbutz located in the southern region of Israel (the “Southern Kibbutz”) for the handling and possession of dangerous drugs under Sections 6 and 7 of the Israeli DDO. The license permits us to breed and cultivate cannabis plants and process inflorescences and plants under IMC-GAP-quality conditions, subject to customary limitations.

Fiscal Year 2021 (January 1, 2021 to December 31, 2021)

On January 7, 2021, we, via Cannolam, completed the purchase of two pharmacies in Ashdod and Herzliya.

On February 9, 2021, we entered into an amended and restated definitive agreement (the “Arrangement Agreement”) with Subversive Acquisition LP (formerly Subversive Acquisition REIT LP), a limited partnership established under the Limited Partnerships Act (Ontario) and a special purpose acquisition company (SPAC) (“Subversive LP”). As a SPAC, Subversive LP had limited operational activity and as of December 31, 2020, its material assets consisted of USD $226 million in cash and securities held in escrow with no material liabilities. Pursuant to the Arrangement Agreement, on April 23, 2021 our subsidiary acquired all of the outstanding units of Subversive LP, in exchange for our Ordinary Shares by way of a plan of arrangement (the “SPAC Transaction”). Concurrently with the SPAC Transaction, Subversive LP conducted a non-brokered private placement of its securities that were exchanged for Ordinary Shares of Intercure pursuant to the transaction. The aggregate amount raised pursuant to the private placement was US$50 million. Subscribers under the private placement also received a contractual option, subject to the receipt of required regulatory approvals, to purchase up to 1,875,000 shares of Intercure, at US$10 per share, exercisable in connection with Intercure’s Nasdaq listing. At the closing of the SPAC Transaction, which occurred on April 23, 2021, the Company issued 15,650,280 Ordinary Shares to Subversive LP unit holders, including those that participated in the concurrent private placement. The funds raised from the SPAC Transaction, after redemptions, and the private placement equaled USD $56 million (excluding transaction related expenses).

On April 4, 2021, Intercure entered into a partnership with Austrian MediCann to operate together in the developing cannabis markets in Austria and Luxembourg. The partnership’s planned operations will be vertically integrated and will include both online and retail distribution for Canndoc’s branded products. MediCann committed to invest €10 million into Intercure’s Austrian subsidiary, of which 51% is owned by Intercure. The Austrian entity has committed to invest €10 million in an Austrian joint venture, which will be equally owned by the parties, with an option for the Austrian entity to increase its shares to 51% of all outstanding shares of the joint venture at any time.

In April 2021, we signed a letter of intent with Cookies for its expansion into Europe. The expansion will include online and retail distribution for Cookies’ branded products. In addition to local production facilities, Intercure will cultivate Cookies’ products at our southern facility, which will also supply Cookies products to Cookies stores throughout Europe.

On April 27, 2021, the IMCA granted Intercure a cannabis dispensing licence for the first “LEMONNADE” branch in Jerusalem as part of the “Givol” pharmacy chain. The pharmacy officially began operating on May 3, 2021.

On May 10, 2021, we announced that CanaccordGenuity Group Inc. initiated analyst coverage on Intercure. The initial report and all future reports may be obtained directly from CanaccordGenuity Group Inc.

On May 20, 2021, we signed a definitive agreement to acquire a licensed active medical cannabis trading house and two pharmacies. The trading house is approved by the Israeli Medical Cannabis Agency (IMCA) and is one of the leading operating trading houses in the country, authorized to distributing GMP medical cannabis products to pharmacies. As part of GMP regulations, medical cannabis products can dispense through IMCA approved pharmacies which supply their inventories only from authorized medical cannabis trade houses. As part of the acquisition, two pharmacies, located in central Israel were added to Intercure’s medical-focused pharmacy chain, expanding its footprint to 12 points of sale in key locations across Israel. This expansion positioned the Company to meet the growing demand for medical cannabis products as the patient community continues to grow.

On September 1, 2021, Intercure’s Ordinary Shares commenced trading on the Nasdaq Global Market under the ticker symbol “INCR”. The Ordinary Shares continued to trade on the TSX and Tel Aviv Stock Exchange.

On September 2, 2021, we entered into an agreement with Cannomed, an Israel-based company and owner of a pharmacy chain specializing in dispensing medical cannabis. According to the agreement, the Company acquired Cannomed’s holdings, 55% of ‘Max Pharm’ (which operates two medical cannabis dispensing pharmacies), 100% of a pharmacy in the process of receiving its license and 51% of ‘Hello Pharm’, a medical cannabis patient support center.

On October 12, 2021, we announced that Alexander Rabinovich, Intercure’s chief executive officer, purchased 423,501 Ordinary Shares throughout the month of September 2021 in the open market at an average price of USD$7.03 per share. The shares were purchased partially on the Nasdaq and in part on the TASE, for a total investment in the Company of US$2,975,730 (C$3,790,238 per share or NIS 9,608,631).

On November 15, 2021, we announced the addition of four pharmacies to our pharmacy chain, totalling our retail footprint to 20 locations across Israel. We also announced that in October 2021, we reached a record one ton of medical cannabis products dispensed in one month, at that time representing an approximate 30% market share of Israel’s entire medical cannabis market.

On December 2, 2021, we entered into a multi-year agreement with Cookies under which we expect to establish Cookies stores and medical cannabis pharmacies in Austria and the United Kingdom in 2022, subject to local regulations. The first shop in Austria opened its doors during Q2 2022 and the first shop in the UK is expected to open its doors in Q3 2023 after facing significant delays caused by our ability to obtain regulatory approvals.

Fiscal Year 2022 (January 1, 2022 to December 31, 2022)

On February 16, 2022, we announced a definitive agreement with Cann Pharmaceutical Ltd., an Israeli medical cannabis multi-national operator known as “Better”, to acquire 100% of Better’s shares for a purchase price of US$35 million. The purchase price will be paid with Ordinary Shares at the valuation of US$10 per share. The Ordinary Shares issued will be subject to a three-year lock-up plan. On November 23, 2022 we provided an update regarding the “Better” deal, noting that there are some fundamental disagreements between the parties (including open matters which were not concluded at the time of the signing of the definitive agreement), in addition to a disconnect between the parties. The Company later announced the termination of the definitive agreement and the filing of a lawsuit against Better, seeking to recover the funds that were loaned and invested during their dealings in connection with the definitive agreement. For more information regarding this lawsuit, please see “Legal Proceedings and Regulatory Actions”, below.

On March 1, 2022, we announced a definitive agreement with Altman Health (“Altman”), a market leader with an unmatched shelf space of OTC and nutritional supplements in over 1700 points of sale, including all major pharmacies across Israel. The newly formed company, that will be held jointly by the Company and by Altman, will focus on the new Israeli CBD product market, following the Israeli Minister of Health’s announcement on February 28, 2022 that CBD will be removed from the Israeli DDO. Although reaching an agreement with Altman marks a significant milestone for the company’s CBD expansion strategy, the joint venture has not been established yet due to current CBD regulations in Israel. CBD is still classified as a controlled substance, and meaningful operations are not allowed until it is delisted.

On March 22, 2022, we announced the execution of an exclusive multi-year cultivation, marketing and distribution agreement (the “Clever Leaves Agreement”) with Clever Leaves, a leading multinational operator and licensed producer of pharmaceutical-grade cannabinoids. Over the term of the Clever Leaves Agreement, Intercure will have access to Clever Leaves’ high-THC medical cannabis flower to serve several medical cannabis markets, including the Israeli market. As part of the partnership, Clever Leaves will cultivate Intercure’s high quality strains to launch Intercure’s EU-GMP compliant branded products within the EU, UK and South American markets.

On June 2, 2022, we announced the grand opening of its flagship Cookies pharmacy in Be’er Sheva, the largest city in Israel’s southern region, known as the capital of the Negev.

On June 21, 2022, we announced the successful opening of the first flagship Cookies store in Austria, located in the Neubau district of Vienna. The flagship location offers Cookies’ unique CBD menu, available for the first time in Europe, as well as clothing and lifestyle products. In the future, as regulations are evolving, pharmaceutical grade medical cannabis will be available for Austrian patients, including Cookies EU-GMP THC products. The Vienna launch represents the spearhead of an expansion into additional European countries, following the successful collaboration between the two companies in the global pharmaceutical grade medical cannabis markets, including Israel.

On November 17, 2022, we announced that we entered into a new multi-year agreement with Organigram to continue supply of dried flower to InterCure. The New Strategic Agreement contemplates up to 20,000 kg to be supplied to InterCure’s international supply chain. Subject to the terms and conditions of the New Strategic Agreement, Organigram has agreed to exclusively supply InterCure in Israel for the term. Additionally, the parties agreed on certain popular genetics which will be exclusively supplied for distribution into InterCure’s international supply chain, subject to local regulations.

On December 5, 2022, we announced the withdrawal of a class action lawsuit against the Company. The lawsuit was described in the Company’s press release dated May 26, 2020 and in the Company’s Annual Information Form for the year ended December 31, 2021 and was primarily concerning a motion to certify, as a class action, a claim filed against the Company, its directors and its executive officers, alleging that the Company violated its obligation to publicly disclose certain events and developments which impacted the valuation of Regenera Pharma Ltd. (in which the Company held a 11.76% position during the time relevant to the claim). On December 2, 2022, the Tel Aviv District Court approved a consent motion to withdraw the lawsuit, without any payment to the plaintiff from the Company.

On December 19, 2022, we announced that we entered into a partnership agreement with Praetorian Global, Inc. the parent company of the award-winning cannabis brand, “Binske” to grant InterCure an exclusive multi-year right to cultivate, manufacture, market, and distribute Binske-branded products in major global pharmaceutical markets including Israel, Germany, Australia, UK and others.

Recent Developments (January 1, 2023 to March 31, 2023)

On February 1, 2023, we announced the expiry of our acquisition agreement with Cann Pharmaceutical, which had a drop dead date of January 31, 2023. In light of the fact that the closing conditions were not met by such date, the acquisition agreement was automatically terminated.

On February 14, 2023, we announced that we filed a lawsuit against Better to recover funds loaned and invested in the course of their dealings in connection with the merger agreement. For more information regarding this lawsuit, please see “Legal Proceedings and Regulatory Actions”, below.

Current Products	See “Description of the Business – Our Products”

Primary Cultivation Facilities	Two facilities in Israel:
	●	Kibbutz Nir-Oz (i.e. the Southern Kibbutz)
		○	A total gross area of 1.7 million square feet
		○	This facility is currently operating in its first phase of development which uses 300,000 square feet of the available space and produces 7 tons of cannabis annually.
		○	Once the facility reaches full operating capacity, it will be able to produce 88 tons of pharmaceutical-grade cannabis per year.
	●	Beit HaEmek Kibbutz (i.e. the Northern Kibbutz)
		○	This site currently occupies approximately 55,000 square feet with the capacity to produce up to 3 tons of pharmaceutical-grade cannabis per year.
		○	We have the option to expand our production area at this facility to a total of approximately 160,000 square feet, which would increase our total production capacity to up to 10 tons of pharmaceutical-grade cannabis per year.
See “Description of the Business – Our Operation – Facilities”

Cultivation Site Agreements		Southern Kibbutz	Northern Kibbutz
	Name of Partner	Kibbutz Nir Oz	Beit HaEmek Kibbutz
	Intercure’s % in the Venture	74%	70%
	Signing Date	April 11, 2019	May 21, 2015
	Gross Area	1,700,000 Sq feet (including operating area)	55,000 sq feet + option for additional 160,000 sq feet
	Term	10 years	5 years
	Extension Period	10 years	3 option for 5 year each

Licenses		Southern Kibbutz	Northern Kibbutz
	License Type	Nursery + Cultivation (collectively and including all industry standards permits, the “Southern Kibbutz License”)	Nursery + Cultivation (collectively and including all industry standards permits, the “Northern Kibbutz License”)
	Licensed Entity	Canndoc Nir-Oz Agriculture Cooperative Organization Ltd.	Canndoc Ltd.
	Quantity	Nursery License: 750 (Seeds), 6000 (Mother Plants), 90,000(Cutting) Cultivation License: 45,000 (Plants in Growth), 45,000 (Flowering Plants)	Nursery License: 500 (Seeds), 2,500 (Mother Plants), 30,000 (Cutting) Cultivation License: 7,000 (Plants in Growth), 12,000 (Flowering Plants)
	Expiration Date	December 19, 2024	September 7, 2023
	Quality Standard	IMC-GAP	IMC-GAP

Distribution	We distribute our products in Israel via three key distributors:
	●	SLE
	●	Novolog
	●	Super-Pharm
We also distribute our products through our own trading facilities (Pharma Zone and Greenlog) See “Description of the Business – Sales and Distribution”
Regulatory Requirements

The competent regulatory authority in Israel in all matters concerning the oversight, control and regulation of cannabis for medical production, use and research is the IMCA. The IMCA was established by the Israeli government under decision No. 3609, which also established an inter-ministerial safety committee, composed of representatives of government ministries, government authorities and other government bodies, for intergovernmental cooperation regarding the regulation of cannabis. The IMCA examines medical recommendations for the use of cannabis for medical purposes and in accordance with established procedures. The IMCA is also authorized to examine applications and issue permits to hold, use and research cannabis. The license we hold from the IMCA is fundamental to our ability to operate.

See “Regulatory Overview”, “Risk Factors” and “Material Contracts”

DESCRIPTION OF THE BUSINESS

Our business can be summarized in the following chart:

Intercure has 16 direct subsidiaries:

●	Canndoc’s operations are focused on the production (including the breeding, cultivating, importing and processing), manufacturing, exporting and distribution of pharmaceutical-grade cannabis and cannabis-based products for medical use.

●	Cannolam’s operations are focused on the establishing and operating of dedicated pharmacies for the distribution of pharmaceutical-grade cannabis under the brand name “Givol”, including “Cookies”-branded location. In addition, Cannolam is looking to establish a distribution network for recreational cannabis and cannabis products throughout Israel, primarily through licensing and distribution agreements, to become effective once the recreational use of cannabis for adults over the age of 21 is legalized in Israel.

●	Pharma Zone’s operations are focused on the management and operation of the Pharma Zone trade house which operates as a distributor of medical cannabis products to pharmacies across Israel.

●	Bio Max Pharm operations are focused on managing and operating two pharmacies in Holon and Rishon Lezion.

●	Club Pharm Ltd.’s operations are focused on managing and operating a medical cannabis pharmacy in the commercial center (M-Haderh) in the Emek Hefer district.

●	My Binyamina Club Pharm 2022 Ltd.’s operations are focused on managing and operating a medical cannabis pharmacy in the city of Binyamina.

●	Hello Medical partnership’s operations are focused on managing and operating a medical cannabis treatment consulting center.

●	GreenLog Global Ltd.’s operations are focused on managing and operating the Greenlog trade house which operates as a distributor of medical cannabis products to pharmacies across Israel.

●	Doron Pharmacy Ltd.’s operations are focused on managing and operating a medical cannabis pharmacy in the city of Ra’anana.

●	Maayan Haim Pharmacy 2015 Ltd.’s operations are focused on managing and operating a medical cannabis pharmacy in the city of Bait Dagan.

●	Ahuza Pharmacy D.Y.’s operations are focused on managing and operating a pharmacy in the city of Ra’anana. The Ahuza pharmacy is yet to be approved for selling medical cannabis.

●	Orni Pharmacy Ltd.’s operations are focused on managing and operating a pharmacy in the city of Tel-Aviv.

●	Arihot Yamim Pharmacy Ltd.’s operations are focused on managing and operating a pharmacy in the city of Ashdod.

●	Amidar Pharmacy Ltd.’s operations are focused on managing and operating a pharmacy in the city of Naharia.

●	Medicene Center G.G Pharmacy Ltd.’s operations are focused on managing and operating a pharmacy in the city of Bni Brak.

●	Hamirim Pharmacy Ltd.’s operations are focused on managing and operating a pharmacy in the city of Givat Olga municipality.

Unless otherwise specified, references in this section to “we”, “our” and “us” refer to the business of Intercure and its subsidiaries.

Industry Background

Although cannabis is still heavily regulated in the jurisdictions in which we do business or seek to do business, we believe we are witnessing a global paradigm shift from the prohibition to legalization of cannabis. Cannabis for medical use is authorized at the national or federal level in over 40 countries and regulatory change has occurred globally at a rapid pace, with dozens of countries having introduced significant reforms to their cannabis-use laws to broaden the scope of permitted use since the beginning of 2015. We expect significant growth in the use of cannabis and cannabis-based products for medicinal purposes as additional territories adopt legalization and develop regulatory standards.

The adoption and implementation of local laws and regulations has been both the primary driver in the development of the medical-use cannabis industry and its primary barrier to entry and, accordingly, the market for medical-use cannabis varies on a jurisdiction-by-jurisdiction basis. We believe that in order to overcome the barriers to entry in the regulated medical-use cannabis industry, participants must demonstrate sophistication through the development of strong business, operational, and compliance practices that give the sector added legitimacy and establish public confidence in the viability of cannabis for medical use, including support among patients and physicians.

Pharmaceutical-Grade Cannabis for Medical Use

Within the medical-use cannabis market there is a higher set of standards in place for pharmaceutical-grade cannabis. Pharmaceutical-grade cannabis requires manufacturing under GMP standards, prescription-only access and distribution through pharmacies. GMP certification is an internationally recognized standard that is the primary quality standard that pharmaceutical companies must meet in their production processes. The need for a prescription imposes the need for consistency and quality of product, ensures a physician-diagnosed medical need for cannabis, and can enable the reimbursement of patient prescription costs in certain jurisdictions. The use of pharmacies for distribution eases the education of distribution partners, because pharmaceutical-grade cannabis will use the same distribution channels as other pharmaceutical products. In certain countries, such as Israel, Germany, the United Kingdom and Denmark, only pharmaceutical-grade cannabis is permitted to be sold solely for medical use and we believe that other countries will adopt similar pharmaceutical-grade regulatory parameters for medical-use cannabis.

Our Products

Our product portfolio consists of differentiated pharmaceutical-grade cannabis product brands. We develop our product brands to treat a wide variety of medical conditions and optimize results across a diverse population of patients.

We believe that cannabinoids, terpenes and other bioactive compounds create beneficial therapeutic results when they work in synergy, an effect known as the “entourage effect.” We do not create our cannabinoid profiles by combining isolated cannabinoid compounds from various sources. Instead, we utilize breeding and cultivation techniques to create stable and consistent levels of target cannabinoid profiles within each plant.

Our current portfolio of products is characterized by well-defined and reproducible cannabinoid profiles, formulated for stability, which are currently available in dried inflorescences or liquid oil form. Each of our products is derived from cannabis that is bred and cultivated in accordance with applicable GAP standards and manufactured under applicable GMP standards.

Cannabinoid Profiles

Our products are differentiated by profiles that reflect specified ratios and concentrations of the two principal cannabinoids in pharmaceutical-grade cannabis: CBD and THC. There are currently more than 100 identified cannabinoids, and we measure and analyze their concentrations in our products.

Cannabis strains, selected for their biochemical composition, are systematically bred, cultivated and processed to produce a specific profile. Our products are tested using established laboratory testing procedures that ensure standardized cannabinoid ratios and potency.

As the landscape of the medical-use cannabis industry continues to evolve with the rapid pace of research and discovery, we continue to experiment with developing new and unique ratios of cannabinoids and other bioactive compounds for use in our products.

Delivery Formats

We offer products in established delivery formats that facilitate the absorption of active compounds in a patient’s body. Our current portfolio of cannabis-based products for distribution in Israel includes the following delivery formats:

●	Dried cannabis inflorescences, sold in vacuum-sealed pouches where the overall weight of cannabis (net) in each package is 10 grams.

●	Cannabis extract mixed with oil, sold in bottles where the overall volume of product is 10 ml.

We plan to evaluate other markets and develop products using delivery formats that address patient needs and preferences and comply with applicable regulatory requirements. We plan to continue to develop formulations and delivery methods to achieve targeted delivery and sustained release.

Our Operation

Our current production operations include 355,000 square feet of growing and production area which together can produce up to 10 tons per year. Assuming our facilities are fully developed and operate at their maximum capacity, and all regulatory approvals are received, our operations allow for a maximum production capacity of over 100 tons of high-quality medical cannabis. This system enables us to be flexible and efficient, and to meet the standards required to execute commercial exports from Israel and to serve growing demand in Israel and around the world.

Facilities

Southern Israel Site

Through our partnership with Kibbutz Nir-Oz we operate one of the largest medical cannabis production sites in Israel and in the world, covering a total area of 1.7 million square feet, of which 300,000 square feet are operational and produce up to 7 tonnes of pharmaceutical-grade cannabis per year (the “Southern Kibbutz Facility”). Full operations in the Southern Kibbutz Facility will allow us to produce 88 tons of pharmaceutical-grade cannabis per year. The development of the southern site is carried out in a modular manner in accordance with the regulatory developments concerning the export of medical cannabis from Israel. Our facility and the production processes implemented there are certified under the IMC-GAP standards as well as the IMC-GSP standards, which contain strict detailed protocols for security at the site. We hold licenses for nursery and cultivation issued by the IMCA that is set to expire in 2024 with respect to this facility.

Northern Israel Site

Through our partnership with Beit HaEmek Kibbutz, an Israeli collective agricultural community (a “kibbutz”), we own and operate our primary production facility, located in northern Israel, utilizing climatized greenhouses (the “Northern Kibbutz Facility”). This site currently occupies approximately 55,000 square feet with the capacity to produce up to 3 tonnes of pharmaceutical-grade cannabis per year. Our Northern Kibbutz Facility and the production processes implemented there are certified under the IMC-GAP standards as well as the IMC-GSP standards, which require strict detailed protocols for security at the facility. We hold licenses for nursery and cultivation issued by the IMCA that is set to expire in September 2023 with respect to this facility. We have the option to expand our production area at the Northern Kibbutz facility to a total of approximately 160,000 square feet, which would increase our total production capacity to up to 10 tonnes of pharmaceutical-grade cannabis per year.

Head Office (Israel)

We have office space located in central Israel that houses our management, financial and administrative functions. Part of the office is leased by companies which are related to Mr. Alex Rabinovich, our majority shareholder, director and CEO. These leases were approved by the Audit Committee and the Board.

Breeding

Our primary goal is to produce consistently, under the strictest standards, the highest-quality inflorescences from the cannabis plant, which we use as the raw material for our pharmaceutical-grade cannabis-based products. We focus on breeding genetic profiles that maximize production yields and maintain stable and consistent cannabinoid profiles.

We engage in the human-directed evolution of cannabis populations through the selective breeding and nurturing of various species of the cannabis plant. To achieve this, we leverage our patient use and experience database to select and breed specific genetic profiles with the goal of isolating traits that may lead to improved patient outcomes.

Over the course of more than 15 years and numerous plant generations, we have bred a wide assortment of cannabis strains covering a variety of cannabinoid profiles. We have developed a proprietary genetic bank, covering dozens of unique cannabinoid profiles, from which we extract growth batches for our current breeding facility. Our breeding is conducted in incubation rooms that are separately housed and therefore isolated from the rest of our cannabis production facility.

During the year ended December 31, 2021, we managed to apply for and receive full protected breeding rights on five of our strains and we are in the process of applying for more protected breeding rights in Israel and seek to apply for protective rights in any jurisdiction in which such rights may be registered. See “Intellectual Property.”

Cultivation and Processing

As noted above, our production system currently consists of two active facilities in Israel. At our production facilities, we nurture and cultivate production batches as clusters of single-genus cannabis inflorescences that are genetically identical, cultivated under the same protocols and harvested at the same time. The cannabis batches are isolated in pots and are tested by licensed third-party laboratories to ensure their quality and consistency. Our climatized greenhouse technology enables us to control fully all aspects of the climate and other conditions affecting the cultivation of our cannabis crops. In order to maintain a high degree of consistency across our production batches, we carefully optimize all elements of the cultivation process, including the light spectrum, temperature, humidity, radiation, irrigation, air circulation and soil-less substance in which our plants are grown. A key element of optimizing production yields while maintaining a standardized outcome is precision-based crop maintenance, which requires consistent inputs of irrigation and fertilization while controlling for diseases and pests. We control the first two inputs mainly through a centralized irrigation control center that utilizes modern sensors to monitor and regulate the daily quantity of water and fertilizer administered to each production batch. Our climatized greenhouses cost less, both in terms of costs for construction and operating expenses, and require less time to implement than wholly-indoor facilities, enabling us to scale up our crop size swiftly. For these reasons, our climatized greenhouses provide a cost efficient cultivation method while still enabling us to produce pharmaceutical-grade cannabis products that comply with GMP standards and this is our preferred cultivation method where it makes business sense.

We produce and package bulk product in our facilities, by harvesting the bloomed flower, trimming excess leaves, drying and curing inflorescences, and packaging the processed inflorescences into bulk quantities.

Manufacturing

We currently use a GMP-certified manufacturer in Israel to produce our products and we are exploring our options to diversify our manufacturing through our global partnerships. We plan to always manufacture our products under conditions that meet the applicable GMP standards, whether in our own facilities or in third-party facilities across all geographies.

Distribution

In May 2021, we acquired 100% ownership of Pharma Zone Ltd., a thriving medical cannabis trade house in Israel that distributes our top-quality products to over 100 locations nationwide.

In addition, in May 2021, we purchased 100% of one of a leading operating trading house in Israel (addition to Pharma Zone), which is authorized to distribute GMP medical cannabis products to pharmacies. The purchase of the trading house will support our vertically integrated model and be an addition to our existing distribution channels.

Dispensing

Through our subsidiaries, we operate the first and leading chain of private pharmacies focused on medical cannabis in Israel which includes twenty-eight pharmacies and stores across Israel the UK and Austria under different brands including Givol™, Max Pharm and Cookies. Twenty of the pharmacies hold permits and licenses for the distribution of medical cannabis and we are in the process of obtaining those licenses for the additional eight.

Exclusive Partnerships

We have entered into the following partnerships, all of which provides us with exclusive relationships to distribute our products within certain geographical areas:

Cookies

Cannolam entered into an exclusive license agreement with Cookies in 2019 by which Cannolam has the exclusive rights to use the Cookies brand in Israel. Cannolam opened a Cookies branded pharmacy in Jerusalem and one in Be’er Sheva was approved to sell medical cannabis in the third quarter of 2022.

In April 2021, we expanded our partnership with Cookies by entering into a letter of intent to expand the Cookies brand into Europe. According to the letter of intent, we will establish joint ventures in European countries that focus on cultivating, manufacturing, and distributing Cookies branded products. In addition, we are cultivating Cookies branded products at our southern facility in Israel which we also plan will supply Cookies products to Cookies stores throughout Europe. Sales of Cookies branded products are subject to obtaining all regulatory approvals in Europe, including export permits and product registration in certain territories.

Further, we entered into a multi-year agreement with Cookies in December 2021 to establish Cookies stores and medical cannabis pharmacies in Austria and the United Kingdom, subject to local regulations. Our first store in Austria opened its doors in the second quarter of 2022 while our first store in the UK is expected to be open in the third quarter of 2023 due to delays caused by local regulations.

Tilray

In December 2019, we established a strategic collaboration with Tilray and Tilray Portugal for the purpose of providing us with access to existing and potential markets in Tilray’s operating territories. The collaboration between Tilray and us consists of a set of agreements with Tilray Portugal Unipessoal Ltd., a wholly-owned subsidiary of Tilray, pursuant to which, Tilray will import GMP-quality medical cannabis products from us (the “Tilray Agreements”). Tilray’s facility in Portugal has an annual maximum production capacity of 25 metric tons of cannabis. The Tilray Agreements provide us with a seven-and-a-half year exclusivity period over all of the final Tilray-branded products sold in Israel.

Pursuant to the Tilray Agreements, during a 12-month period that ended on December 31, 2020, we had an option to purchase from Tilray Portugal’s production facility in Portugal, and import into Israel, up to 2,500 kilograms of packed dried inflorescence (GMP-quality medical cannabis) based upon agreed prices and quality standards. We manufactured and transformed these imported materials into Canndoc’s GMP-branded products. Final products were distributed by Canndoc’s distribution channels to all pharmacies in Israel. In January 2020, we successfully completed the first ever commercial import of medical cannabis into Israel and have subsequently successfully completed several commercial shipments into Israel while launching the “CanndocDiamonds” family of products.

Further, pursuant to the Tilray Agreements, we were permitted to sell to Tilray Portugal, and export out of Israel, up to 5,000 kilograms of inflorescence cannabis, which will be distributed by Tilray under a co-brand and based upon agreed prices and quality standards for a 12-month period that ended on December 31, 2020. The Tilray Agreements contain a provision requiring that our products comply with the EU-GMP standard. They are conditioned upon our ability to obtain a permit from the state of Israel to export the inflorescence cannabis out of Israel. In December 2020, we completed the first commercial export of our products, which consisted of several dozen kilograms, to the European Union.

In December 2021, we learned that Tilray Portugal had sold 500 kilograms of products to another Israeli company, which we believed violated the exclusivity provision in the agreement between us and Tilray Portugal. We exchanged correspondence with Tilray and Tilray Portugal in which we asserted that Tilray Portugal had violated the exclusivity provision and further asserted that our exclusivity rights remain in full force and effect. We are still in an ongoing dispute with Tilray and Tilray Portugal on this matter and we are actively evaluating our legal rights and options, including potential legal action. Although the Israeli company responsible for violating our exclusivity agreement has declared bankruptcy, we are still pursuing compensation for the breach.

In August 2020, we entered into an agreement with Aphria for the import of bulk cannabis products from Aphria’s facility in Canada into Israel. Pursuant to the agreement, we agreed to purchase from Aphria’s production facility in Canada, and import into Israel, up to 3,000 kilograms of “bulk” quality medical cannabis for a period of two years. After the expiry of the initial period, the agreement provides the option to import up to 6,000 kilograms of additional product from Aphria for two additional periods of two years each under the same terms and conditions as during the initial period. We manufacture and transform the imported product from into Canndoc’s GMP-branded product and final products are distributed by Canndoc’s distribution channels to all pharmacies in Israel. In November 2020, we successfully imported our first shipment of the noted products from Aphria into Israel and successfully launched the “Canndoc Stars” family of products. In May, 2021, Tilray and Aphria announced the closing of a merger between the two companies, continuing as Tilray.

Organigram

In June 2020, we entered into a contractual relationship with Organigram for the purpose of collaborating to develop, import and export medical cannabis products in the state of Israel and across Europe (the “Organigram Agreement”). Organigram’s facility located in New Brunswick has a potential annual capacity of 70 tons.

The Organigram Agreement specifies that, subject to obtaining the required permits, we will import from Organigram 3,000 kilograms of medical cannabis products from Organigram’s advanced indoor facility in Canada within a period of 18 months (the “Organigram Initial Period”). In accordance with the Organigram Agreement, we will produce and market the medical cannabis products imported from Organigram in pharmacies throughout Israel and Europe. We will be provided with the option to import from Organigram an additional 3,000 kilograms per year of medical cannabis products for a period of two years from the end of the Organigram Initial Period, under the same terms and conditions as those in place during the Organigram Initial Period. These products are marketed under our “Canndoc Indoor” brand and we, and Organigram, will examine the possibility of selling these products under a joint brand, in compliance with and subject to the IMCA’s instructions. In August 2020, we successfully imported our first shipment of the noted products from Organigram into Israel and successfully launched the “Canndoc Indoor” family of products. We manufacture and transform the imported product into Canndoc’s GMP-branded product and final products are distributed by Canndoc’s distribution channels to all pharmacies in Israel.

The Organigram Agreement provides us with an aggregate of up to a seven-and-a-half-year exclusivity period (in addition to certain other rights and subject to certain conditions) over all of the final Organigram-branded products sold in Israel.

On November 17, 2022, we announced that we entered into a new multi-year agreement with Organigram to continue supply of dried flower to Intercure. The new strategic agreement contemplates up to 20,000 kg of dried flower to be supplied to Intercure’s international supply chain. Subject to the terms and conditions of the new strategic agreement, Organigram has agreed to exclusively supply Intercure in Israel for a period of three years and a right of first refusal for one additional year. Additionally, the parties agreed on certain popular genetics which will be exclusively supplied for distribution into Intercure’s international supply chain, subject to local regulations. Almost 3.5 tonnes were already imported under the new strategic agreement with Organigram. The new strategic agreement replaces the initial strategic agreement.

Charlotte’s Web

In December 2020, we entered into a collaboration with Charlotte’s Web, under which are the sole partner of Charlotte’s Web in Israel, and through which its products will be marketed in Israel under a joint brand for the Israeli market, subject to certain conditions, including certain regulatory matters within central European countries and England (the “Charlotte’s Web Agreement”).

The Charlotte’s Web Agreement is for a period of five years (with a one-year extension option) from the date that CBD is removed from the Israeli Dangerous Drug Ordinance. On February 28, 2022, the Minister of Health adopted a committee recommendation to remove CBD from the Dangerous Drugs Ordinance, provided that the maximum concentration of THC in the finished product does not exceed 0.3%. The Minister of Health will sign an executive order, which will need to be affirmed by the Knesset’s Health Committee, to complete the delisting process. However, as the political status in Israel is uncertain due to the lack of a stable government, it is unclear when CBD will be delisted.

In March 2022, we announced a strategic partnership with Altman Health, the market leader with an unmatched shelf space of OTC and nutritional supplements at over 1,700 points of sale, including all major pharmacies. Intercure and Altman Health plan to register market and distribute Charlotte’s Web branded products in Israel following the registration process of Charlotte’s Web’s products with the Israeli Ministry of Health. Although reaching an agreement with Altman Health marks a significant milestone for the company’s CBD expansion strategy, the joint venture has not been established yet due to current CBD regulations in Israel. CBD is still classified as a controlled substance in Israel and meaningful operations are not allowed until it is delisted.

Fotmer

Fotmer is a corporation established in Uruguay that cultivates and produces medical cannabis at an internationally high level. In December 2020, we entered into an agreement with Fotmer, under which we plan to import from Fotmer approximately 3,000 kilograms of quality medical cannabis products each year for a period of four years (the “Fotmer Agreement”). We completed the first import shipment from Fotmer in August 2021.

Subject to the terms set out therein, the Fotmer Agreement provides us with a seven-and-a-half-year exclusivity period over all of the final Fotmer-branded products sold in Israel.

Sales and Distribution

Israel

Under current regulations, patients in Israel fill prescriptions directly from a registered pharmacy. Our products meet all of the IMCA standards and are permitted to be sold within all registered pharmacies across Israel that are otherwise permitted to dispense medical cannabis to patients. We sell our products through pharmaceutical distributors and licensed retail pharmacy locations where patients can fill their prescriptions on-site or have our products delivered directly to their residence. Under the old regulations, the IMCA instituted a fixed price for the monthly supply of cannabis products, regardless of the dosage or form of use. Under the current regulations, the price of cannabis products is not fixed and will be determined primarily by market demand.

We have developed wholesale supply relationships with government and academic research institutions and private businesses throughout Israel and these relationships require minimal selling, administrative and fulfillment costs. We believe there is potential for the wholesale of finished, packaged products to other licensed producers, and we intend to pursue this sales channel as a part of our growth strategy.

SLE

In September 2019, we entered into a distribution agreement with SLE, a subsidiary of Teva Group Pharmaceutical Industries Ltd., a leading Israeli company in the health services field. Pursuant to the distribution agreement, SLE provides us with logistics, storage, collection and distribution services for our medical cannabis products throughout Israel for a term of three years, with two automatic extensions of three years each. In June 2021, the distribution agreement was extended for an additional three years with two optional additional periods of three years each unless one of the parties terminates the agreement on 180 days’ notice. SLE holds an IMC-GDP distribution license and possesses an advanced logistics facility.

Novolog

In December 2020, we entered into a distribution agreement with Novolog, a leading Israeli company in the logistic health services field. Pursuant to the distribution agreement, Novolog will provide us with logistics, storage, collection and distribution services for our medical cannabis products throughout Israel for a term of three years, with two optional extensions of two years each. Novolog holds an IMC-GDP distribution license and possesses an advanced logistics facility.

Super-Pharm

In March 2020, we entered into a binding preliminary distribution agreement with Super-Pharm Ltd. (“Super Pharm”), the largest chain of pharmacies in Israel (which operates approximately 260 pharmacies) (the “Super Pharm Agreement”). Super Pharm currently operates 60 pharmacies that sell cannabis for medical purposes. Pursuant to the Super Pharm Agreement, Super Pharm agreed to purchase from us, and we agreed to sell to Super Pharm, 10 tons of our medical cannabis products for a period of three years. The parties to the Super Pharm Agreement covenanted to negotiate in good faith and enter into a detailed agreement within 90 days from the date of the Super Pharm Agreement and subsequently extended it several times. At the date of this Annual Information Form, the parties’ relationship remains ongoing, and the parties are close to finalizing their detailed agreement. Our expectation is that a detailed agreement will be signed during the second quarter of 2023.

International

Germany

In June 2019, we entered into a non-exclusive distribution agreement with a licensed distributor in Germany, for the purpose of distributing our pharmaceutical-grade products within Germany (the “German Distribution Agreement”). The German Distribution Agreement contains customary obligations, intellectual property, confidentiality and indemnification provisions. Each party to the German Distribution Agreement is entitled to terminate the German Distribution Agreement in the event of an uncured material breach of the agreement, the insolvency of the other party or a change of control event. Since the end of the reported period, there has been no distribution of medical cannabis products under the German Distribution Agreement. The parties to the agreement are still exploring the correct strategy to enter the German medical cannabis market.

Austria

On April 4, 2021, we through our subsidiary Canndoc entered into a partnership with an Austrian entity to operate together in the developing cannabis markets in Austria and Luxembourg. Pursuant to the agreement, the partnership will replicate the successful model of our subsidiary Canndoc in Israel to establish and manage the distribution, marketing, and sales of the company’s products in selected countries in Europe. The partnership’s planned operations will be vertically integrated and will include both online and retail distribution for our branded products. The Austrian entity has committed to invest €10 million in an Austrian joint venture, which will be equally owned by the parties, with an option for the Austrian entity to increase its shares to 51% of all outstanding shares of the joint venture at any time. Operation under the joint venture agreement has not yet begun, and it is subject to the regulatory landscape development, which will allow Canndoc products to be sold in the selected markets. Due to the delays in the progress of the regulatory framework in the Austrian market, the Company anticipates challenges in executing this partnership.

The financial macro environment has undergone a significant change, and it remains uncertain whether the Austrian partner will be able to fulfill their financial commitment as per the agreement between the parties.

While this partnership suffered from significant delays and seatbacks and it is now uncertain if we will be able to sell Canndoc branded medical cannabis products through this channel, it does not affect our other operations in Austria through our partnership with Cookies. We continue to operate our CBD and accessories store in Vienna, which has significantly expanded its product offerings during the reported period.

Research and Development

We believe that innovation is a key component of our competitiveness and growth in the medium and long-term and is driven by market research and analysis of potential new products and the development of new technologies. We engage in the research of agricultural techniques that utilize climatic advantages and our agrotech capabilities to improve the yield of cannabis plants in their production of various cannabinoids. Our research and development programs have also involved the development of high-quality protocols, elite genetics with improved disease and stress resistance, compound fractional distillation and separation and advanced formulation methods.

Since 2014, we have collaborated with various world-renowned research institutions, such as Technion – Israel Institute of Technology, Volcani Center (the research arm of the Israeli Ministry of Agriculture) and other universities and institutions accredited by the Israeli Council for Higher Education. As a result of these collaborations, we have enhanced our production capabilities, improved and optimized our genetics, and developed additional cannabinoid profiles. Our research and development operations also include collaborations with a governmental institute as well as various research entities, researchers, start-up companies, mature companies and commercial entities holding licenses from the IMCA.

Clinical Trials

We have developed a comprehensive clinical research program focused on GMP-quality medical cannabis products approved by the IMCA. In November 2019, we began a clinical research study in collaboration with the Research and Development Foundation of the Shamir Medical Center (Assaf Harofeh) to examine the effect of medical cannabis products on autism spectrum disorder in children. While all regulatory bodies approved the study, patient recruitment has been delayed due to the COVID-19 pandemic, and the trial has not yet been initiated. Due to the significant delays, we are now considering ending the clinical trial process.

In addition, we have received approval from the IMCA to conduct nine advanced clinical trials with leading medical centers in Israel. These clinical trials cover a range of medical indications, including epilepsy, fibromyalgia, neuropathic pain, side effects of chemotherapy in cancer patients, Parkinson’s, rheumatoid arthritis, radicular pain, post-trauma, and PTSD. We are also collaborating with Sheba Hospital to conduct a clinical study examining the effect of cannabis use on opioid use.

However, our clinical program experienced significant setbacks due to the COVID-19 pandemic, and patient recruitment for some trials has been challenging. As a result, we are uncertain when the trials will be initiated, and we are currently considering the possibility of canceling the clinical program due to significant delays and changes in market conditions that may no longer make the clinical program relevant to our current operations.

Our ability to sell our products in any of our target territories is not dependent on the outcome of these trials; however, without clinical trial results we are limited in the claims that we may make with regard to the efficacy of our products.

The table below provides additional details regarding our and our partners’ currently planned clinical trials:

Our Planned Clinical Trials
Phase of Development	Indication	Number of Patients	Primary Endpoint(s)		Secondary Endpoint(s)
2	Adult Epilepsy	52	●	Change in median monthly seizure frequency over study period compared to 2- month baseline period	● ●	Changes in seizure severity Change in speed of post- ictal recovery
			●	Treatment-emergent adverse events and serious adverse events (SAEs) during treatment	●	Changes in seizure characteristics (focal/generalized)
					●	Changes in quality of life based on QoL31
					●	Changes in sleep quality based on the Pittsburgh sleep questionnaire
2	CINV related to Breast Cancer Treatment	72	●	SAEs during treatment	●	Changes in quality of life based on QoL-BC
					●	Changes in blood tests (protein, leukocytes)
					●	Number of CINV symptoms in the active- treatment arm compared to placebo evaluated using weekly symptom diaries and incidence of treatment- emergent AEs, overall and by CTCAE grade
2	Parkinson’s Disease	60	●	SAEs during treatment	●	Changes in PD motor symptoms as assessed by changes in the MDS- UPDRS
				Change in The Parkinson’s Disease Questionnaire	●	Changes in QoL based on Non Motor PD questionnaire
					●	Improvement in muscle cramps
2	Diabetic Neuropathy	44	●	Neuropathic Pain Diagnostic Questionnaire score (scale 4-10)	●	To assess the safety and tolerability of cannabis in diabetic subjects with neuropathic pain
					●	To assess the Quality of Life change by SF- 36
					●	To assess changes in fasting glucose and insulin dose
2	Fibromyalgia	62	●	Safety and tolerability of the product based on AEs during treatment	●	To determine the improvement in FMS Widespread Pain Index and Symptom Severity Score.
			●	To determine the effect of the product on Fibromyalgia Impact Questionnaire

Our Planned Clinical Trials
Phase of Development	Indication	Number of Patients		Primary Endpoint(s)		Secondary Endpoint(s)
			●	To determine the effect of the product on Physician Global Impression of Change	●	To determine the effect of the product on Medical Outcome Scale SF-36
2	Rheumatoid Arthritis	64	●	Safety and tolerability of the product based on Adverse Events during treatment	●	Mean change from baseline over time of Global Visual Analogue Scale (VAS)
			●	To determine the effect of the product on ACR20	●	Change from Baseline in VAS of the Physician Assessment of Arthritis
					●	Change in inflammatory markers – CRP and ESR
					●	Determine the effect the change from baseline in SF-36
2	Post-traumatic Stress Disorder	50	●	Safety rate of AEs	●	Improvement in PTSD Checklist for DSM-5
			●	Improvement in Insomnia Severity Index Score	●	Determine the latency to persistent sleep and total sleep hours based on actigraph recordings
			●	Improvement in Pittsburgh sleep quality index-addendum (PSQIA) score	●	● Improvement in quality of life measured by SF-36
					●	Improvement of general quality of life, measured by SF-36
					●	Improvement in Physician Overall Impression of Change
2	Lumbar Radiculopathy	50	●	Safety and tolerability of the product based on Adverse Events during Treatment	●	To define the advantage of CD-008 sublingual drops +SOC versus SOC alone on Lumbar radiculopathy
			●	To evaluate the pain relieving effect of CD- 008 sublingual drops, in addition to standard of care, on Lumbar radiculopathy
2	Radicular Pain	36	●	Safety of the product	●	To evaluate Pharmacokinetics (drug’s absorption, distribution, metabolism, and excretion continues) of cannabis oils in Radicular Pain patients
					●	To determine Pharmacodynamics (early estimates of activity and potential efficacy) of different cannabis oils in Radicular Pain patients by measurement of pain

Our Current Clinical Trial
Phase of Development	Indication	Number of Patients		Primary Endpoint(s)		Secondary Endpoint(s)
3	Pediatric/ Young Adult Autism	75	●	Characterize the effects of medicinal cannabis in different THC to CBD ratios on associated morbidity on the autistic spectrum	●	Identify side effects and reasons for care failure
			●	Examine the influence of cannabis treatment on cognitive and adjustive capabilities	●	Examine if CBD-rich cannabis is efficient in treating sleeping problems and reducing motoric restlessness and behavioral issues in children with autism
			●	Test the levels of THC and CBD levels in children treated with cannabis	●	Test change in hormonal levels and biochemical indices before and during the treatment

Note: QoL31 = Quality of Life Scale-31, a clinical standard in mental health; QOL-BC = Quality of Life Instrument - Breast Cancer, a clinical standard measured in breast cancer patients; CTCAE = Common Terminology Criteria for Adverse Events; MDS-UPDRS = Movement Disorder Society - Unified Parkinson’s Disease Rating Scale; QoL = Quality of Life; PD = Parkinson’s Disease; SF-36 = 36-Item Short Form Health Survey; FMS = Fibromyalgia; ACR20 = American College of Rheumatology’s composite score of rheumatologic improvement; CRP = C reactive protein; ESR = Erythrocyte Sedimentation Rate; DSM-5 = Diagnostic and Statistical Manual of Mental Disorders

Competitive Conditions

The medical-use cannabis industry is characterized by intense competition and an increasing focus on quality and standards. While we believe that we hold many competitive advantages within the pharmaceutical-grade cannabis market, we face competition from many different sources, which include other companies that produce and distribute cannabis for medical use, as well as major pharmaceutical, specialty pharmaceutical and biotechnology companies. We anticipate intensifying competition in the medical-use cannabis industry as new jurisdictions allow the production and distribution of cannabis products and new therapies are approved and advanced technologies become available.

Within the pharmaceutical-grade cannabis industry, we compete directly with manufacturers in Israel, including local manufacturers and distributors like Breath of Life Pharma, Ltd. IMC Cannabis Corp., and Together Pharma Ltd., and international manufacturers that operate in Israel such as Cronos Group Inc., Village Farms Inc. and Aurora Cannabis Inc. In the international cannabis market, we compete with global licensed producers such as Bedrocan International B.V., Aurora Cannabis Inc., and Tilray Inc. In the future, we expect to compete with licensed producers that distribute pharmaceutical-grade cannabis products in fully regulated jurisdictions. Any products that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future.

Many of our competitors have substantially greater financial, technical and human resources than we do. Competitors may also have more experience developing, obtaining regulatory approval for, and marketing products or treatments in the markets where we operate or where we are planning to operate. These factors could give our competitors an advantage over us in recruiting and retaining qualified personnel, completing clinical development, and commercializing their products.

Components

Intercure produces and packages bulk product in its facilities using its own raw materials and proprietary formulation. We use GMP-certified manufacturers in Israel to produce our finished products for distribution in Israel. We also have access to additional high quality medical cannabis on demand through strategic partnerships with licensed cannabis producers. The Company does not anticipate any difficulty in obtaining materials or equipment to cultivate cannabis as needed.

See “Description of the Business – Our Products”; “Description of the Business – Our Operations”; and “Description of the Business – Exclusive Partnerships” for more information.

Intellectual Property

Our intellectual property rights are important to our business. The Company relies on non-disclosure and confidentiality agreements to protect its intellectual property rights. We have submitted trademark applications for our brand and logo in Israel, Canada, the United States and member states of the European Union, and trademarks for the Canndoc brand have been registered in Israel, UK, Poland, Denmark, Germany, and the US

We have also obtained protected breeding rights on five of our unique genetics in Israel, and intend to apply for protective breeding rights in any jurisdiction in which such rights may be registered, under the International Convention for the Protection of New Varieties of Plants (the “Plant Convention”), or any other applicable rules and regulations that provide legal protection, similar to the protection afforded to the owners of technological inventions, to the proprietary rights of breeders in the new plant varieties they breed.

The Israeli Plant Breeders’ Rights Law 5733-1973, which is based to a large extent on the Plant Convention is regulated by the Israeli Registrar of Plant Breeders’ Rights, in accordance with the decision of the Israeli Plant Breeders’ Rights Council. Under the Israeli Plant Breeders’ Rights Law 5733-1973, a breeder is entitled to exclusive rights for registered new plant varieties for a period of 20 to 25 years, depending on the type of plant, and during this period the plant may not be used without the breeder’s permission, subject to a limited number of exceptions. After registration in Israel, a breeder is able to distribute plant species in other jurisdictions that are members of the Plant Convention, while protecting their rights.

We are subject to risks related to our intellectual property. For more information, see “Risk Factors”.

Seasonality

We cultivate our cannabis mostly in climatized greenhouses suitable for the production of pharmaceutical-grade cannabis and have learned to neutralize the possible effects of seasonality on our operations. We currently optimize the number of production cycles per year, according to a production plan that considers various parameters such as weather changes, costs, and the availability of suitable professional manpower. Our crop yields are optimal if cultivated from early spring to late autumn and harvested from late spring to early winter. By cultivating within climatized greenhouses, we are able to produce pharmaceutical-grade cannabis throughout the entire year over three to four full 12-week cycles.

Employees, Specialized Skill and Knowledge

Our employees are classified as either production workers, administrative workers or retail workers. As of December 31, 2022 we employ approximately 150 production workers and 70 administrative employees, and approximately 150 retail and distribution employees. During the 2022 peak months of harvesting, we employed a total of approximately 350 production workers.

None of our employees are represented by a labour organization or are party to a collective bargaining arrangement.

We pay substantial attention to the ongoing training of our employees, which we believe plays a significant role in strengthening the leadership and efficiency of our company. Our training focuses on strengthening technical knowledge, building efficiency and improve other aspects of professional development. Our training programs also support the various certifications that we are required to maintain, such as IMC-GAP and IMC-GSP.

Our business requires specialized knowledge and technical skill around cannabis cultivation and processing in Israel, clinical sciences, product formulations, product testing, clinical testing, quality assurance, manufacturing standards and ingredient sourcing. The required skills and knowledge are available to us through our current employees and management.

Economic Dependence

Although Organigram, Tilray and Fotmer are our key suppliers and we have a vast variety of customers (licensed pharmacies), we do not depend on a single specific supplier or customer. Disruption of these contracts will not have a material adverse effect on the Company’s revenue.

Changes to Contracts

The Company does not reasonably expect that any aspect of its business will be materially affected in the current financial year by the renegotiation or termination of contracts.

Environmental Protection

The operation of our business has no extraordinary environmental protection requirements. As a result, we do not anticipate that any environmental regulations or controls will materially affect our business.

Foreign Operations

The Company is not dependent on any of it foreign operations and the Company does not expect that any material aspect of its business will be materially affected in the current financial year by changes in our foreign operations. While the Company intends to expand its foreign operations, the expansion will not have a material effect on the Company’s business as it is only in the initial stage of foreign expansion.

Reorganization

The Company has not completed any material reorganization and no reorganization is proposed for the current financial year.

REGULATORY OVERVIEW

We are subject to a variety of laws and regulations in Israel and abroad that involve matters central to our business, including the following:

Israel

The competent regulatory authority in Israel in all matters concerning the oversight, control and regulation of cannabis for medical production, use and research is the IMCA. The IMCA was established by the Israeli government under decision No. 3609, which also established an inter-ministerial safety committee, composed of representatives of government ministries, government authorities and other government bodies, for intergovernmental cooperation regarding the regulation of cannabis. The IMCA examines medical recommendations for the use of cannabis for medical purposes and in accordance with established procedures. The IMCA is also authorized to examine applications and issue permits to hold, use and research cannabis.

Regulations Governing the Use of Cannabis for Medical Purposes

Under the Israeli DDO, cannabis is defined as a “dangerous drug” and the use of cannabis is prohibited unless a license is duly issued by the IMCA or a competent government agency.

Pursuant to the Israeli DDO, the use of cannabis was allowed for patients and for medical purposes, in respect of certain medical conditions, under a special approval of the MOH.

In June 2016, the Israeli government published Resolution No. 1587, which established a new regulatory framework for the “medicalization” of cannabis. Pursuant to Resolution No. 1587, the IMCA adopted regulations expanding the number of qualifying medical conditions for treatment with medical-use cannabis to include such conditions as cancer, pain, nausea, seizures, muscle spasms, epilepsy, Tourette syndrome, multiple sclerosis (MS), amyotrophic lateral sclerosis (ALS), post-traumatic stress disorder (PTSD), autism, migraines, arthritis, Parkinson’s disease, residual limb pain, spinal cord injuries, HIV/AIDS, Crohn’s disease, colitis, inflammatory bowel disease and terminal illnesses.

Regulations Governing the Production, Manufacturing and Distribution of Cannabis for Medical Purposes

In 2016, the IMCA published New Regulations (the “New Regulations”) that introduced strict pharmaceutical-grade standards for the production, manufacturing and distribution of cannabis for medical use pursuant to Israel Medical Cannabis-certified procedures: Israel Medical Cannabis-Good Agriculture Practices (“IMC-GAP standards”); Israel Medical Cannabis-Good Manufacturing Practice (“IMC-GMP standards”); Israel Medical Cannabis-Good Distribution Practice (“IMC-GDP standards”); Israel Medical Cannabis-Good Clinical Practice (“IMC-GCP standards”); and Israel Medical Cannabis-Good Security Practices (“IMC-GSP standards”). The goal of the New Regulations is to achieve the standardization, reproducibility and uniformity in product quality that is similar to those standards for existing conventional drugs.

Under the New Regulations, market participants are required to apply for various licenses for the production, manufacturing and distribution of medical cannabis-based products. Each license establishes that the licensee adheres to certain protocols and standards regarding the quality and standardization of practices for (1) propagation and breeding, (2) cultivation, (3) extraction, formulation and packaging, (4) storage and delivery and (5) pharmacies. In addition, the New Regulation requires that the whole operation be secured under appropriate conditions, in accordance with the IMC-GSP standard.

Licenses are initially granted on a provisional basis, subject to the development and completion of a facility with adequate protocols and systems to meet the standards required by the license. Applicants are not officially permitted to breed, cultivate, manufacture or distribute cannabis or cannabis products until the nursery, cultivation and manufacturing facilities are constructed and pass inspection by the IMCA. After the facilities pass inspection, the IMCA will issue the final cannabis licenses for each operation. The license is renewable subject to the limitations and terms and conditions of the IMCA, and licenses are subject to annual reviews of the licensees conduct and compliance with applicable laws and standards.

The production processes of cannabis plants used for the production of raw materials, the manufacturing and packaging processes and the procedures of distribution thereof, must all be carried out under the strict control and supervision and in accordance with the IMCA standards. Therefore, throughout the entire process, including the breeding phase, the production of the finished product and the distribution of the finished product through a pharmacy, each link in the chain is obliged to strictly maintain optimal and homogenous environmental conditions, and to strictly maintain defined and homogenous working procedures that are based on these standards. Regular and periodic analytical examinations shall be conducted throughout the entire chain of production, pursuant to the requirements, in order to ensure and to document that the plant complies with the analytical standards and the level of quality required during each of the phase of the chain of production.

Pharmacy Regulations

As part of the New Regulations, pharmacy owners who wish to sell medical cannabis are required to apply for a dedicated license granted by the IMCA to sell, and store cannabis. Pharmacies are also subjected to regulations of several other governmental bodies including the MOH, the local municipality, and the district pharmacists.

Pharmacies must also obtain a business license. Granted by the MOH and the local municipality, business license to operate a pharmacy in Israel requires approval from several authorities including, the fire department, the police, and several other departments in the local municipality. The pharmacy is also required to comply with the MOH and district pharmacists’ requirements which includes different security measures, certain safety protocols, and compliance with the requirements for storage of narcotics (including cannabis).

In addition, pharmacies require a GDP license to sell medical cannabis. Granted by the IMCA, after obtaining the final business licenses, the license to sell medical cannabis is subjected to compliance with GDP and GSP standards of the IMCA which includes among others, full compliance with the GSP protocols which are dedicated security measures for storage (which is subject to certain capacity limitations). Under the GDP, only certified cannabis pharmacists are allowed to sell cannabis and advise patients.

Medical Cannabis Transportation Regulations

The transportation of medical cannabis is also subjected to the GDP and GSP standards and requires a transport license from the IMCA. Certain security measures are applied to the transportation of medical cannabis which vary in accordance with the quantities shipped and where the product is shipped to. For example, shipping cannabis from manufacturers to wholesalers requires armed vehicles and with security personnel while home deliveries require lighter security measures as long as the quantity handles is less than one kilogram.

Export & Import of Pharmaceutical-Grade Cannabis

The State of Israel is bound by the Narcotics Convention, which governs the import and export of cannabis between countries that are a party to the Narcotics Convention. The Narcotics Convention is an international treaty to prohibit the production and supply of specific drugs (nominally narcotic drugs and drugs with similar effects) except under license for specific purposes, such as medical treatment and research. The Commission on Narcotic Drugs and the World Health Organization were empowered to add, remove, and transfer drugs among the Narcotics Convention’s four schedules of controlled substances. The International Narcotics Control Board was authorized to administer controls on drug production, international trade, and dispensation. The United Nations Office on Drugs and Crime was delegated the Board’s day-to-day work of monitoring compliance in each country and working with national authorities to ensure compliance with the Narcotics Convention. The Narcotics Convention has 186 state parties, including all the countries in which we operate and plan to operate.

From an export perspective, in January 2019, the Israeli government approved the export of pharmaceutical-grade cannabis and cannabis-based products. As of the date of this Annual Information Form, we believe that as a partial result of government instability, permanent approval and regulation of the export of pharmaceutical-grade cannabis and cannabis-based products has not yet been enacted. Nevertheless, during the fourth quarter of 2020, the Israeli government, as part of a pilot project to issue export permits for licensed producers, granted us a temporary export permit. The MOH extended the export pilot program multiple times, and it has now entered into its commercial phase. Export from Israel is generally permitted as long as the exporter complies with the regulations of the importing country.

From an import perspective, in January 2020, due to a shortage in the Israeli market of pharmaceutical-grade cannabis, the MOH and the IMCA expedited the process of approving import licenses of such cannabis, and for the first time ever, pharmaceutical-grade cannabis and cannabis-based products were imported into Israel. In October, 2020 the IMCA published a directive that included updated qualifications for a licensee to receive an import license and the guidelines under which such import may take place. From time to time, the MOH revises the guidelines for imports, and the Company has consistently followed all the updates, ensuring a steady flow of imports.

Government Regulations – Clinical Trials

In order to conduct clinical testing on humans in Israel, special authorization must first be obtained from the ethics committee and general manager of the institution in which the clinical studies are scheduled to be conducted, as required under the Guidelines for Clinical Trials in Human Subjects implemented pursuant to the Israeli Public Health Regulations (Clinical Trials in Human Subjects), 5740-1980, as amended from time to time, and other applicable legislation. These regulations also require authorization from the MOH, except in certain circumstances, and in the case of genetic trials, special fertility trials and similar trials, an additional authorization of the overseeing institutional ethics committee. The institutional ethics committee must, among other things, evaluate the anticipated benefits that are likely to be derived from the project to determine if it justifies the risks and inconvenience to be inflicted on the human subjects, and the committee must ensure that adequate protection exists for the rights and safety of the participants as well as the accuracy of the information gathered in the course of the clinical testing. Since, at this time, we expect all of the clinical trials involving our pharmaceutical-grade cannabis products to be conducted in Israel, we and our partners will be required to obtain authorizations from the ethics committee and general manager of each institution in which we and our partners intend to conduct our clinical trials, and in most cases, from the MOH.

Initial clinical trials (Phase 1 studies) assess how to safely administer and dose a drug with a small number of healthy volunteers. If those trials are successful, Phase 2 studies are conducted to explore the effectiveness of the drug for a particular medical indication over a range of doses and to determine the short-term side effects of such drug use. These studies typically involve a few hundred subjects. If Phase 2 studies are successful, pivotal Phase 3 studies are then designed to build on the information learned in the earlier studies, and to further study safety and assess the efficacy of the investigational drug for a particular medical indication in a defined patient population. Phase 3 studies can also provide additional safety data, including information regarding the long-term effects of the drug in certain patient groups and the efficacy of different doses of the drug. These later trials can sometimes involve the enrollment of several thousand subjects to provide the needed information about the investigational drug’s safety and efficacy.

The MOH has approved the use of pharmaceutical-grade cannabis as a treatment for certain symptoms and indications, subject to filing an application with the MOH and the IMCA by the patients and a subsequent receipt of approval. Clinical trials that study pharmaceutical-grade cannabis for these purposes do not require preclinical studies or Phase 1 trials as a condition for the approval of Phase 2 trials. However, we remain obligated under the MOH guidelines to notify the MOH if a study results in a Serious Adverse Event in connection with the use of the study drug. A “Serious Adverse Event” is defined as a reversible or an irreversible event for which any of the following is true: (i) caused death, life-threatening effects, persistent or significant disability or incapacity; (ii) caused severe or prolonged morbidity; required hospitalization or prolonged the duration of hospitalization; (iii) caused a congenital defect or harmed pregnancy as a result of treatment with the product during pregnancy; or (iv) other medically/clinically significant events, which may endanger a patient or require medical intervention to prevent the situations listed in

(i) through (iii).

The European Union

On February 13, 2019 the Members of the European Parliament adopted a resolution on the use of cannabis for medicinal purposes (“Resolution 2018/2775(RSP)”). Resolution 2018/2775(RSP) called for a legal definition of “medical cannabis” in order to clearly distinguish between cannabis-based medicines approved by the European Medicines Agency or other regulatory agencies and cannabis for recreational or industrial use that is not regulated by the same standards. Resolution 2018/2775(RSP) also called for increased research into the possible uses of THC, CBD and other cannabinoids for medical treatment, including their effects on the human body, and promotion of equal access to cannabis-based medicines by ensuring that health insurance schemes cover effective cannabis-based medication.

There is no formal EU definition of “medical cannabis.” Medical cannabis can be described as whole-plant cannabis- derived products (generally cannabis flower or oils) that are licensed by member state health systems for prescription by a physician. As recognized by the European Monitoring Centre for Drugs and Drug Addiction, medical cannabis refers to a wide variety of preparations and products that may contain different active ingredients and use different routes of administration.

From a legal and regulatory perspective, there are two categories of medical cannabis products:

●	Cannabis-derived medicinal products - Cannabis derived medicinal products are products which have been granted a marketing authorization from a regulatory authority (the European Medicines Agency at the EU level or competent national authorities at EU member state level), after going through extensive clinical trials to test the products’ safety and effectiveness. These products are regulated as (cannabis-derived) “medicinal products” in accordance with the harmonized EU regulatory system set forth by EU Directive 2001/83/EC. To date, several cannabinoid-containing medicinal products have been authorized for marketing in the EU and certain EU member states, have authorized for marketing in their states plant-based products including, among others, Sativex® (nabiximols) and Epidyolex® (CBD), and synthetic products Marinol® (dronabinol) and Cesamet® (nabilone).

●	Cannabis preparations for medical use – Cannabis preparations for medical use consist of products which may be authorized through national distribution and use authorizations or licenses in certain EU member states. This group of products includes, among others, raw cannabis (such as the flowering tops, resin, and oils extracted from the plant). Alternatively, raw cannabis can be transformed by a pharmacist into a magistral preparation in accordance with a medical prescription, or the raw cannabis may already have been transformed by the manufacturer into standardized cannabis preparations. These cannabis preparations can vary greatly in composition, depending for example on the strain of cannabis, the growing conditions and how the preparations are stored.

Since the EU is not a party to the international conventions related to the control of drugs, the determination as to whether to implement the requirements of said conventions is made by the individual EU member states. The regulation of medical cannabis falls largely within the competence of the EU member states, which may decide to permit the medical use of cannabis preparations (without requiring a marketing authorization in accordance with EU Directive 2001/83/EC) under specific conditions. Pursuant to Article 5(1) of EU Directive 2001/83/EC (which relates to so-called “named patient use” of medicinal products), the use of medical cannabis can only be authorized by member states upon medical prescription and when there is a medical need for the patient.

While each country in the European Union has its own laws and regulations, there are many commonalities in the development of the medical-use cannabis markets in the EU. For example, in order to ensure the quality and safety of products for patients, many European Union countries only permit the import and sale of cannabis and cannabis-based products for medical use when the manufacturer can demonstrate a certification of compliance, issued by a competent member state authority, with the EU-GMP standards. Under the EU-GMP system, a competent authority of any European Union member state may conduct an inspection at a drug-manufacturing site, and, if the competent authority is satisfied that the EU-GMP standards are met, issue a certificate of EU-GMP compliance to the manufacturer for specified elements of the manufacturing process being carried out at that site. Each country in the European Union will generally recognize an EU-GMP certificate issued by any competent authority within the European Union as evidence of compliance with EU-GMP standards. Certificates of compliance issued by a competent authority in another country outside of the European Union, e.g. certificates based on the GMP guidelines of the World Health Organization (WHO), will also be recognized if that country has a mutual recognition agreement with the European Union.

Many European Union member states are signatories to the Narcotics Convention. Consequently, the import and export of cannabis among those countries must comply with the terms of the Narcotics Convention.

Regulation Regarding CBD

On November 19, 2020, the European Union’s highest court, the Court of Justice of the European Union, ruled that cannabidiol (CBD) is not a narcotic drug (See Case C-663/18). The court conceded that while restrictions on the free movement of goods can be justified on the basis of a “public interest” objective, such as the “protection of public health”, such restrictions should be appropriate and should not go beyond what is necessary in order for the EU member state to obtain that objective. On the facts of Case C-663/18, the court implied that the restrictions in place to restrict the movement of CBD products were not found to be justified. This was due to the fact that the nation with the CBD restrictions in place did not restrict the import of synthetic CBD, which has the same properties as the CBD at issue. The lack of such a restriction on the movement of synthetic CBD suggested to the court that the impugned legislation was not appropriately designed to attain the objective it set out (that is, the objective of protecting public health).

Nevertheless, to date, the status of CBD, which can be included in different types of regulated products (e.g. cosmetics, food, etc.), remains unclear in the European Union. For example, with respect to cosmetic products, while the European Cosmetic Ingredient database highlights the cosmetic functions of CBD (i.e., its antioxidant, anti-seborrheic, skin conditioning and skin protecting properties), it also considers that its use in cosmetic products may be prohibited if it is prepared as an extract or tincture of cannabis in accordance with the Narcotics Convention. As the Narcotics Convention uses a narrow definition of cannabis limited to “the flowering or fruiting tops of the cannabis plant” and excludes the seeds and leaves of the plant, from an EU perspective, CBD may be used in cosmetics when it is obtained from the seeds and leaves (only) of cannabis plants. EU member state regulations on controlled substances may differ in their treatment of CBD products.

Germany

The Act on the Amendment of Narcotic Drugs and Other Regulations (Gesetz zur Änderung betäubungsmittelrechtlicher und anderer Vorschriften) which came into force on March 10, 2017, introduced an exception to allow the prescription and sale of cannabis for medical purposes. Prior to March 2017, the import of cannabis was not permitted, and pharmacies could request medical cannabis from abroad for specific patients only in exceptional circumstances, subject to a special case-by-case approval issued by BfArM. Since March 2017, cannabis cultivated for medical purposes outside Germany can be imported and marketed in Germany by private companies provided those companies have obtained relevant licenses that are in line with the Narcotics Convention.

Germany permits the import of cannabis plants and plant parts for medicinal purposes under state control subject to the requirements under the Narcotics Convention and the Good Agricultural and Collection Practice, an annex to the EU-GMP standards.

German law does not place quantitative restrictions on imports, but requires importers, exporters, traders and others who put cannabis products on the German market to apply for a license under the Federal Narcotics Act (Betäubungsmittelgesetz), (“BtMG”). In other words, any person who wishes to cultivate, produce or trade in narcotic drugs, or without engaging in their trade, to import, export, supply, sell, otherwise place them on the market, or acquire narcotic drugs, requires a license issued by the Federal Opium Authority (Bundesopiumstelle). Permissions under such a license may be restricted, without limitation, in relation to:

(a)	the kind of narcotic drugs and of the trade in narcotic drugs;

(b)	the annual quantity and the stock of narcotic drugs; and

(c)	the location of the sites.

In addition to a narcotics trade license, each import or export of narcotic drugs with a starting or end point in Germany must be authorized by BfArM. Importers and exporters, in each case, are required to submit an application for import/export authorization to BfArM. Applications for import permits must include the specifics of the contemplated shipment. Import permits are issued on a shipment-specific basis and generally have a three-month validity period. The import permit, once granted, will specify, among other details, for each shipment:

(a)	the importer;

(b)	the exporter;

(c)	for every narcotic to be imported:

(i)	the central pharmaceutical number (if available);

(ii)	the number of package units;

(iii)	the number of dosage units; and

(iv)	the name of the narcotic and concentration of active substances.

Medicinal cannabis imported under the Narcotics Convention, subject to a license under the BtMG, may be placed on the market only by a registered pharmacist and only in the form of dried cannabis inflorescences or cannabis extracts in a quantity that is approved for individual prescription. BfArM has approved three cannabinoid profiles for medicinal use in Germany. Besides dried cannabis flowers and cannabis extracts, the ready-to-use drugs Sativex® and Canemes® as well as the drug prepared on prescription dronabinol are permitted in the German market.

Medical cannabis falls under the definition of a medicinal product, as defined in the German Medicines Act, and requires a Wholesale Trading License if a commercial entity engages in wholesale of medical cannabis. Wholesale trading is defined broadly and includes any professional or commercial activity involving the procuring, storing, supplying or exporting of medicinal products, with the exception of the dispensing of medicinal products to consumers.

RISK FACTORS

The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this Annual Information Form. These risks and uncertainties are not the only ones facing the Company. Additional risks and uncertainties not currently known to the Company, or that the Company currently considers immaterial, may also impair the operations of the Company. If any such risks actually occur, the business, financial condition, or liquidity and results of operations of the Company, and the ability of the Company to pay dividends on the Ordinary Shares, could be materially adversely affected.

Risks Related to Our Pharmaceutical-Grade Cannabis Business and the Medical-Use Cannabis Industry

The medical-use cannabis industry in Israel and other countries is highly regulated and new laws or regulations or changes to existing laws or regulations or changes in their enforcement or application could materially and adversely affect our business.

The successful execution of our pharmaceutical-grade cannabis business objectives is contingent upon our compliance with all applicable laws and regulatory requirements in Israel and other jurisdictions, including our ability to obtain all required regulatory approvals for our production and distribution activities involving our pharmaceutical-grade cannabis and cannabis-based products.

The administration, application and enforcement of the regime established by the IMCA or the administration, application and enforcement of the laws of other countries by the appropriate regulators in those countries, on us and our business may significantly delay or impact our ability to participate in the Israeli medical-use cannabis market or medical-use cannabis markets outside of Israel, and to produce and distribute pharmaceutical-grade cannabis and cannabis-based products for medical use.

Further, the medical-use cannabis industry is a relatively new industry globally and regulation of cannabis for medical use is likely to evolve significantly. The regulatory authorities in the countries in which we operate through our joint ventures, or to which we may export our pharmaceutical-grade cannabis or cannabis-based products, and those in which we plan to operate in in the future, may change the administration, interpretation or application of applicable regulations or their compliance or enforcement procedures at any time. Any such changes could require us to revise our business operations, including our compliance procedures or planned procedures, requiring us to incur increased costs and expend additional resources. There is no assurance that we will be able to comply or continue to comply with the laws and regulations of all of the jurisdictions in which we currently operate or plan to have operations in in the future.

We are, and will continue to be, dependent upon regulatory approvals and licenses for our ability to produce, import and distribute our pharmaceutical-grade cannabis products, and these regulatory approvals are subject to ongoing compliance requirements, reporting obligations and fixed terms requiring renewal.

Our ability to produce, import and distribute our pharmaceutical-grade cannabis products for medical use in Israel is dependent on licenses and certifications issued by the IMCA to us. We or our business partners hold the following licenses related to the breeding, cultivation, manufacturing, distribution and security of pharmaceutical-grade cannabis in Israel: Israel Medical Cannabis—Good Agriculture Practices, or IMC-GAP; Israel Medical Cannabis—Good Manufacturing Practices, or IMC-GMP; Israel Medical Cannabis—Good Distribution Practices, or IMC-GDP; and Israel Medical Cannabis—Good Security Practices, or IMC-GSP.

We hold licenses to breed and cultivate pharmaceutical-grade cannabis in Israel. In addition, in our primary facilities in Southern and Northern Israel, the production processes implemented are certified under the IMC-GAP and IMC- GSP standards. In addition, inspectors routinely assess our facilities for compliance with applicable regulatory requirements. For example, our facility in northern Israel is subject to at least one inspection each calendar quarter.

In January 2019, the Israeli government approved the export of pharmaceutical-grade cannabis and cannabis products. We anticipate that exports will begin once guidelines and processes are finalized by the relevant Israeli government agencies later this year, although the finalization process may take longer than anticipated. We may be required to obtain and maintain certain permits, licenses or other approvals from regulatory agencies in Israel in order to export our products out of Israel. In addition, the import of our pharmaceutical-grade cannabis products into other jurisdictions, such as Germany, the United Kingdom and other European Union member states, is subject to the regulatory requirements of each respective jurisdiction. In addition, the export and import of pharmaceutical-grade cannabis is subject to United Nations treaties establishing country-by-country quotas and our export and import permits are subject to these quotas, which could limit the amount of pharmaceutical-grade cannabis we can export to any particular country.

As a result, until the regulatory requirements are met, none of our products will be distributed through any of our partnerships. In addition, the continuation or expansion of our international operations depends on our ability to renew or secure permits, licenses or other approvals. In the event that we, or our partners, are found not to be in compliance with any applicable authorities, regulations, or conditions, we and our partners’ existing licenses and any new licenses that we may obtain may be revoked or restricted. Should we fail to qualify for licenses or certifications under any of these authorities, should we fail to comply with any applicable regulatory requirements or with conditions set out under our licenses, should our licenses not be renewed when required, or be renewed on different terms, or should our licenses be revoked, we may be unable to execute our business plan. This would have a broad impact on us and could have a material adverse effect on our businesses, financial condition, results of operations and prospects and, as a result, investors could lose all or most of their investment. In addition, any such action could also cause us significant reputational harm, which, in turn, could seriously harm us.

In addition, if we fail to comply with applicable regulatory requirements, we may be subject to enforcement proceedings in any jurisdiction in which we conduct our business, which may result in damage awards, a suspension of our existing approvals, a withdrawal of our existing approvals, the denial of the renewal of our existing licenses or any future approvals, recalls of our products, product seizures, the imposition of future operating restrictions on our business or operations or the imposition of civil or criminal fines or penalties against us, our officers and directors and other parties. These enforcement actions could divert management’s attention and resources away from our business operations and delay or entirely prevent us from continuing our business as planned.

Furthermore, our strategic partnerships with leading brands (Tilray, Organigram, Fotmer) depends on our ability to obtain the required import/export permits of cannabis and cannabis-based products into Israel and/or other countries. Any regulatory decision to postpone such permits may negatively impact our ability to operate our partnerships effectively and profitably.

Furthermore, our pharmacy operations (via Cannolam, Bio Max Pharm and Pharma Zone) are operating in accordance to the IMCA regulations as of the date of this Annual Information Form, which limits a patients’ ability to fill their prescriptions to only those authorized pharmacies. Any changes to this regulation that will revoke and change the place of issuance and sales of the medical cannabis products, can impact our pharmacy operations and expansion plans for the future.

Our operations at the Northern Kibbutz Facility and the Southern Kibbutz Facility involve a partnership with two kibbutz entities that have provided their lease to the land as part of the partnership. These leases to the land are subject to regulatory approval.

In both our Northern Kibbutz Facility and Southern Kibbutz Facility, our partners are kibbutz entities that were granted a lease for their land by the Land Administration. The leases authorize use of the land for agriculture purposes. In order to verify that the Kibbutz does not use the land for other purposes, every partnership needs to be approved in advance and pursuant to Agricultural Settlement Law, must obtain an excessive use permit.

We hold such excessive use permits for both facilities, with the one applicable to the Northern Kibbutz Facility valid until December 2024 and the one applicable to the Southern Kibbutz Facility valid until September 2023. We do not currently believe that those permits will not be renewed when they expire. However, the renewal of these permits is subject to approval, which may or may not be granted and may be subject to additional restrictions, in each case, potentially impacting our ability to operate the facilities profitably.

Research on the effects of cannabis has been limited and future clinical trials may be expensive, time consuming, uncertain, susceptible to change, delay or termination, and may lead to conclusions that dispute or conflict with our understanding and belief regarding the medical benefits, viability, safety, efficacy and dosing of cannabis.

Research regarding the medical benefits, viability, safety, efficacy and dosing of cannabis or specific cannabinoids such as cannabidiol, or CBD, and tetrahydrocannabinol, or THC, remains in relatively early stages and there have been only a few clinical trials that have been conducted on these topics. We have not completed any clinical trials using cannabis or cannabis-based products to date. We have received IMCA feasibility approval to initiate nine clinical trials and we were prepared to commence one phase 3 clinical trial. We initiated the patient recruitment at a phase 3 clinical trial in a leading Israeli medical center to study our product’s influence on cognitive and adjacent capabilities on children who are on the autistic spectrum. Due to the significant delays resulting from the COVID-19 pandemic, it is not clear when the Company will be able to conduct and complete its clinical trials.

Clinical trials are expensive, time consuming and difficult to design and implement. We may not be able to complete all or any of the clinical trials that we have planned. Further, the results of preclinical testing and clinical trials are uncertain, and a product can fail at any stage of clinical development. Even if the results of our clinical trials are favorable, clinical trials for a number of our products may continue for several years and may take significantly longer to complete. The testing process can take many years and may include post-marketing studies and surveillance, which could result in substantial additional expense.

The results contained in the articles, reports and studies referenced in this Annual Information Form are not necessarily predictive of future results. Future research and clinical trials may draw opposing conclusions or may reach different or negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing or other facts and perceptions related to the use of cannabis as a treatment for a medical indication. This could result in restrictions on the distribution of our products, the loss of regulatory approval for an approved medical indication, or an adverse effect on the social acceptance of cannabis for medical use or the demand for our pharmaceutical-grade cannabis products.

The medical-use cannabis industry and market may not continue to exist or develop as we anticipate and we may ultimately be unable to succeed in this industry and market.

We are operating our current business in a relatively new industry, and our success depends on the continued growth of this market globally and in Israel. Our operating income may be significantly and adversely affected by changes in the price of cannabis and the overall condition of the cannabis industry, as our profitability is directly related to the price of cannabis. The price of cannabis is affected by numerous factors beyond our control. Any price decline may have a material adverse effect on our business, financial condition, and results of operations.

Moreover, our success depends on our ability to attract and retain patients. Demand for pharmaceutical-grade cannabis and cannabis-based products is dependent on a number of social, political and economic factors that are beyond our control. Our projections on the number of people who have the potential to benefit from treatment with pharmaceutical-grade cannabis or cannabis-based products are based on our beliefs and estimates. These estimates have been derived from a variety of sources, including scientific literature, surveys of clinics, and market research, and may prove to be incorrect. There is no assurance that an increase in existing demand will occur, that we will benefit from any such increased demand, or that our business will remain profitable even in the event of such an increase in demand.

In addition to being subject to the general business risks applicable to a business involving an agricultural product and a regulated medical product, we need to continue to build brand awareness within the medical-use cannabis industry and make significant investments in our business strategy and production capacity. These investments include introducing new pharmaceutical-grade cannabis and cannabis-based products into the markets in which we operate, adopting quality assurance protocols and procedures, building our international presence and undertaking regulatory compliance efforts. These activities may not promote our pharmaceutical-grade cannabis and cannabis-based products as effectively as intended, or at all, and we expect that our competitors will undertake similar investments to compete with us for market share.

Competitive conditions, physician preferences, patient requirements and spending patterns in the medical-use cannabis industry and market are relatively unknown and may have be uniquely impacted by circumstances unlike those in other existing industries and markets. Our target patient population may be smaller than expected, may not be otherwise amenable to treatment with our products, or may become increasingly difficult to identify and access. Further, we may not be successful in our efforts to attract and retain patients, develop new pharmaceutical-grade cannabis and cannabis-based products, produce and distribute these products to the markets in which we operate or to which we export in time to be effectively commercialized. In order to be successful in these activities, we may be required to expend significantly more resources than we currently anticipate, which could adversely affect our business, financial condition, results of operations and prospects.

We compete for market share with companies that may have longer operating histories, more financial resources, and greater manufacturing and marketing experience than us.

We face competition from many different sources, including companies that produce and distribute cannabis for medical use, as well as major pharmaceutical, specialty pharmaceutical and biotechnology companies. We anticipate intensifying competition in the medical-use cannabis industry as new jurisdictions allow for the production and distribution of cannabis products, new therapies are approved and advanced technologies become available.

We currently compete directly with other licensed producers of pharmaceutical-grade cannabis and cannabis-based products in Israel. In the future, we expect to compete with licensed producers who choose to distribute pharmaceutical-grade cannabis products in fully regulated jurisdictions, such as European Union member states. Many of our competitors have substantially greater financial, technical and human resources than us. Competitors may also have more experience developing, obtaining regulatory approval for, and marketing products or treatments in the markets where we operate or where we are planning to operate. These factors could give our competitors an advantage in their ability to recruit and retain qualified personnel, produce products that meet regulatory standards, and commercialize their products.

It is possible that the medical-use cannabis industry will undergo consolidation, creating larger companies with financial resources, production, manufacturing, distribution and commercialization capabilities and product offerings that are greater than ours. As a result of any of these factors, we may be unsuccessful in conducting our business as we currently envision, or at all.

The legal and illegal use of cannabis for non-medical purposes may have a significant negative effect on the medical- use cannabis industry and our pharmaceutical-grade cannabis business.

The jurisdictions in which we plan to operate may legalize the production, manufacturing, distribution and purchase of cannabis for non-medical use. As a result, individuals who currently rely upon the medical-use cannabis market to supply pharmaceutical-grade cannabis and cannabis-based products for their medical treatment may instead seek cannabis and cannabis-based products through alternative-use cannabis markets. In addition, many regulatory regimes permit patients to produce a limited amount of cannabis for their own medical purposes or to designate a person to produce a limited amount of cannabis on their behalf for such purposes. Widespread use of these markets or methods for obtaining cannabis or cannabis-based products could reduce the current or future consumer demand for our pharmaceutical-grade cannabis and cannabis-based products.

We also compete with unlicensed and unregulated cannabis market participants, including individuals or groups that are able to produce cannabis without a license, illegal dispensaries and black market participants selling cannabis and cannabis-based products. These competitors may be able to offer products with higher concentrations of certain cannabinoids than we are authorized to produce and may sell and use delivery methods, including edibles, concentrates and extract vaporizers, that we are currently prohibited from offering in the medical-use cannabis market. The competition presented by these unregulated participants, the willingness of patients to purchase unregulated products in lieu of purchasing from licensed producers for any reason, or any inability of law enforcement authorities to enforce existing laws prohibiting the unlicensed production and distribution of cannabis and cannabis-based products, could adversely affect our market share, result in increased competition through the black market for cannabis or have an adverse impact on the public perception of the medical-use cannabis industry and licensed cannabis producers and distributors. As a result of the alternative avenues available for the production and sale of cannabis, we may incur reduced sales and revenue.

We are exposed to risks related to the laws of various countries as a result of our international operations.

We currently plan to expand our operations across multiple countries. As a result, we will be exposed to political, economic, legal and other risks and uncertainties associated with operating in or exporting to various jurisdictions. These risks and uncertainties include, but are not limited to, changes in the laws, regulations and policies governing the production, sale and use of pharmaceutical-grade cannabis and cannabis-based products, political instability, currency controls, fluctuations in currency exchange rates and rates of inflation, labor unrest, changes in taxation laws, regulations and policies, restrictions on foreign exchange and repatriation and changing political conditions and governmental regulations relating to foreign investment and the medical-use cannabis industry more generally.

Any changes to the laws, regulations and policies, general economic policies, or political attitude related to the advertising, production, sale and use of cannabis and cannabis-based products for medical use may adversely affect the operations or profitability of our international operations. Specifically, our operations may be affected to varying degrees by government regulations with respect to, but not limited to, restrictions on advertising, production, price controls, export controls, controls on currency remittance, increased income taxes, restrictions on foreign investment, land and water use restrictions and government policies rewarding contracts to local competitors or requiring domestic producers or vendors to purchase supplies from a particular jurisdiction. Failure to comply strictly with applicable laws, regulations and local practices could result in additional taxes, costs, civil or criminal fines or penalties or other expenses being levied on our international operations, as well as other potential adverse consequences such as the loss of necessary permits or governmental approvals.

Furthermore, although we plan to facilitate the export of our pharmaceutical-grade cannabis-based products to countries in the European Union, there is no assurance that these countries will authorize the import of our pharmaceutical-grade cannabis and cannabis-based products, or that Israel or any location from which we produce our products will authorize or continue to authorize such exports. Each country in the European Union (or elsewhere) may impose restrictions or limitations on imports that require the use of, or confer significant advantages upon, producers within that particular country. As a result, we may be required to establish production facilities in those countries in the European Union in which we wish to distribute our pharmaceutical-grade cannabis and cannabis-based products in order to take advantage of any legislation that favors producers located in these countries. As a result, we may be required to utilize less efficient production methods and expend significantly more resources than we currently anticipate.

Our business is subject to, or may become subject to, a variety of Canadian, U.S. and foreign laws relating to the production and distribution of cannabis, many of which are unsettled and still developing, and which could subject us to claims or otherwise harm our business.

We are subject to, or may become subject to, a variety of laws in Canada, the United States, Israel and elsewhere. In the United States, despite cannabis having been legalized at the state level for medical use in many states and for adult use in a number of states, cannabis continues to be categorized as a Schedule I controlled substance under the federal Controlled Substances Act (the “CSA”) and subject to the Controlled Substances Import and Export Act (the “CSIEA”).

We may engage in activities in the United States involving certain corporate and administrative matters, including accounting, legal and creative activities, as well as the offer and sale of our securities on the Nasdaq. We do not produce, manufacture or distribute any cannabis or cannabis-based products in the United States. Therefore, we do not believe that, as a result of our engaging in any of the aforementioned activities, we would be subject to the CSA or CSIEA. Nonetheless, violations of any U.S. federal laws and regulations, such as the CSA and the CSIEA, could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings initiated by either the U.S. federal government or private citizens or criminal charges, including, but not limited to, the disgorgement of profits, cessation of business activities or divestiture.

We are subject to, or may become subject to, a variety of laws and regulations in the United States, Israel and elsewhere that prohibit money laundering, including the Money Laundering Control Act (United States), as amended, and the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by governmental authorities in the United States, Israel or any other jurisdiction in which we have business operations or to which we export. Although we believe that none of our activities implicate any applicable money laundering statutes, in the event that any of our business activities, any dividends or distributions therefrom, or any profits or revenue accruing thereby are found to be in violation of money laundering statutes, such transactions may be viewed as proceeds of crime under one or more of the statutes described above or any other applicable legislation, and any persons, including such U.S.-based investors, found to be aiding and abetting us in such violations could be subject to liability. Any violations of these laws, or allegations of such violations, could disrupt our operations, involve significant management distraction and involve significant costs and expenses, including legal fees. We could also suffer severe penalties, including criminal and civil penalties, disgorgement and other remedial measures.

We, or the medical-use cannabis industry more generally, may receive unfavorable publicity or become subject to negative patient, physician or investor perception.

We believe that the medical-use cannabis industry is highly dependent upon positive patient, physician or investor perception regarding the benefits, safety, efficacy and quality of the cannabis distributed to patients for medical use. Perception of the medical-use cannabis industry, pharmaceutical-grade cannabis and cannabis-based products, currently and in the future, may be significantly influenced by scientific research or findings, regulatory investigations, litigation, political statements, media attention and other publicity (whether or not accurate or with merit) both in Israel and in other countries relating to the use of cannabis or cannabis-based products for medical purposes, including unexpected safety or efficacy concerns arising with respect to pharmaceutical-grade cannabis or cannabis-based products or the activities of medical-use cannabis industry participants.

There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the medical-use cannabis market or any particular pharmaceutical-grade cannabis or cannabis-based product or will be consistent with prior publicity. Adverse future scientific research reports, findings and regulatory proceedings that are, or litigation, media attention or other publicity that is, perceived as less favorable than, or that questions, earlier research reports, findings or publicity (whether or not accurate or with merit) could result in a significant reduction in the demand for our pharmaceutical-grade cannabis- based products or cannabis for medical use more generally. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis for medical purposes, or our current or future products specifically, or associating the use of cannabis with illness or other negative effects or events, could adversely affect us. This adverse publicity could arise even if the adverse effects associated with cannabis or cannabis-based products resulted from products that are not derived from pharmaceutical-grade cannabis or a patient’s failure to use such products legally, appropriately or as directed.

We are subject to risks inherent to an agricultural business, which include but are not limited to the risk of crop failure.

We currently breed, cultivate and process pharmaceutical-grade cannabis for medical use at our facilities in southern and northern Israel. Our business is subject to the risks inherent to the agricultural business, including the risks of crop failure presented by weather, insects, plant diseases and similar agricultural factors. There can be no assurance that natural elements, such as insects and plant diseases, will not interrupt our production activities or have an adverse effect on our business. If such disruption of operations at our facilities should occur, it could significantly interfere with our ability to continue our development and production activities.

Additionally, generally, our dried flowers final products have a shelf life of approximately 12 months, and our pharmaceutical-grade cannabis oil products have a shelf life of approximately one to two years. Supply chain disruptions or limited sales may lead to product spoilage or could impair our ability to meet future demand, which may cause harm to the reputation of our brand and our business.

General Business Risks and Risks Related to Our Financial Condition and Operations

We have a limited operating history upon which investors can evaluate our future prospects.

We have a limited operating history upon which investors may evaluate the future prospects of our business plan. Our business and prospects must be considered in light of the potential risks, problems, delays, uncertainties and complications encountered in connection with the development of a relatively new business and the creation of a new industry. The risks include, but are not limited to, the possibility that we will not be able to develop functional and scalable products, or that although functional and scalable, our products will not be economical to commercialize; that our competitors hold proprietary rights that preclude us from marketing such products; that our competitors commercialize a superior or equivalent product; that we are not able to upgrade and develop new technologies or enhanced products; or the failure to receive necessary regulatory clearances for our operations and products. To successfully introduce and distribute products at a profit, we must establish brand name recognition and competitive advantages for our products. There can be no assurance that we can successfully address these challenges. If we are unsuccessful, we and our business, financial condition and operating results could be materially and adversely affected.

Our current and future expense levels are based largely on estimates of planned operations and future revenues. It is difficult to accurately forecast future revenues because the medical-use cannabis market has not been fully developed, and we can give no assurance that our products will continue to fuel revenue growth. If our forecasts prove incorrect, our business, operating results and financial condition will be materially and adversely affected. Moreover, we may be unable to adjust our spending in a timely manner to compensate for any unanticipated reduction in the revenue we expect to generate from our products. Consequently, any failure to generate revenues may immediately and adversely affect our business, financial condition and operating results.

We have had positive cash flow from operating activities for the years ended December 31, 2022 December 31, 2021 and December 31, 2020, and a negative cash flow for the year ended December 31, 2019

We had positive cash flow from operating activities for the years ended December 31, 2022, December 31, 2021, and December 31, 2020 and negative cash flow from operating activities for the year ended December 31, 2019. There is no assurance that any of Intercure’s operations will generate earnings, operate profitably or provide a return on investment in the future. Accordingly, we may be required to obtain additional financing in order to meet its future cash commitments.

We may be adversely impacted by the failure of any of our joint ventures or by our failure, or the failure of our joint venture partners, to fulfill obligations to the joint venture.

We are a party to several joint ventures, and may in the future enter into new joint ventures. We currently depend on our joint ventures to produce, manufacture and distribute our products outside of Israel. Our joint ventures face all of the inherent risks associated with production, manufacturing, distribution and operations. In addition, we face the risk that either we, or our joint venture partners, will not meet our obligations under the joint venture agreements. If one of our joint venture partners fails to fulfill its obligations due to strategic business interests, financial conditions or any other reason, we may be required to spend additional resources, or we may not be able to continue such operations, in which case we may suffer losses. Such expenses or losses may be significant and may have an adverse effect on our financial position or results of operations.

Our investments in our current or future joint ventures may be adversely affected by our lack of sole decision-making authority and disputes between us and our joint venture partners.

Under the terms of our joint venture agreements, we are not in a position to exercise sole decision-making authority regarding the joint venture. Our joint venture partners may have different economic or other business interests or goals that are inconsistent with our business interests and goals, and may take actions contrary to our policies or objectives, which may result in poor or delayed business decisions. The dissolution of a joint venture could lead to uncertainties, disputes or other issues with respect to each of the joint venture partners’ rights.

If we are not able to comply with all safety, health and environmental regulations applicable to our operations and the medical-use cannabis industry, we may be held liable for any breaches of those regulations.

Safety, health and environmental laws and regulations affect nearly all aspects of our operations, including product development, working conditions, waste disposal, emission controls, the maintenance of air and water quality standards and land reclamation, and, with respect to environmental laws and regulations, impose limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Continuing to meet the standards for pharmaceutical-grade cannabis and cannabis-based products requires satisfying additional standards for the conduct of our operations and subjects us or our partners to ongoing compliance inspections in respect of these standards. Compliance with safety, health and environmental laws and regulations can require significant expenditures, and any failure to comply with such safety, health and environmental laws and regulations may result in the imposition of fines and penalties, the temporary or permanent suspension of operations, the imposition of clean-up costs resulting from contaminated properties, the imposition of damages and the loss of or refusal of governmental authorities to issue permits or licenses to us or our partners or to certify us or our partners compliance with applicable standards, including the IMC-GAP, IMC-GMP, IMC-GDP or IMC-GSP standards in Israel. Exposure to these liabilities may arise in connection with our existing operations, our historical operations and operations that may in the future be closed or sold to third parties. We could also be held liable for worker exposure to hazardous substances and for accidents causing injury or death. There can be no assurance that we will at all times be in compliance with all safety, health and environmental laws and regulations notwithstanding our attempts to comply with such laws and regulations.

Changes in any applicable safety, health and environmental laws or regulations may impose stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. We are not able to determine the specific impact that any future changes in safety, health or environmental laws or regulations may have on our industry, operations and activities and our resulting financial position; however, we anticipate that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent safety, health and environmental laws and regulations. Further changes in safety, health and environmental laws and regulations, new information on existing safety, health and environmental conditions or other events, including legal proceedings based upon such conditions or an inability to obtain necessary permits in relation thereto, may require increased compliance expenditures by us.

We may not be able to transport our pharmaceutical-grade cannabis-based products using methods that are safe, efficient and that comply with applicable regulations.

We depend on fast and efficient third-party transportation services to distribute our pharmaceutical-grade cannabis and cannabis-based products. Any prolonged disruption of third-party transportation services could have a material adverse effect on our sales volumes or our patients’ satisfaction with our products. Rising costs associated with third- party transportation services used by us to transport our products may also adversely impact our profitability, and more generally our business, financial condition and results of operations.

Further, the transportation of our products is subject to strict security standards. As a result, we anticipate that as we expand our global distribution, we may be subject to the increase in costs associated with meeting these standards. A breach of security during transport or delivery could result in the loss of high-value products and forfeiture of import and export approvals, since such approvals are specific to each shipment. Any failure to take the steps necessary to ensure the safekeeping of our pharmaceutical-grade cannabis-based products could also have an impact on our ability to continue operating under our existing licenses, to renew or receive amendments to our existing licenses or to receive new licenses.

Our pharmaceutical-grade cannabis-based products may be subject to recalls for a variety of reasons, which could require us to expend significant management and capital resources.

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, adulteration, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. Although we have detailed procedures in place for testing our finished pharmaceutical-grade cannabis-based products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits, whether frivolous or otherwise. If any of the cannabis-based products produced by us are recalled due to an alleged product defect or for any other reason, we could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. As a result of any such recall, we may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention or damage our reputation and goodwill or that of our products or our brand.

Additionally, product recalls may lead to increased scrutiny of our operations by regulatory agencies, requiring further management attention, increased compliance costs and potential legal fees, fines, penalties and other expenses. Any product recall affecting the medical-use cannabis industry more broadly, whether or not involving us, could also lead consumers to lose confidence in the safety and quality of pharmaceutical-grade cannabis and cannabis-based products generally, including products sold by us.

We may be subject to product liability claims or regulatory action if our products are alleged to have caused significant loss or injury. This risk is exacerbated by the fact that cannabis use may increase the risk of serious adverse side effects.

We face the risk of exposure to product liability claims, regulatory action and litigation if our products are alleged to have caused loss or injury. We may be subject to these types of claims due to allegations that our products caused or contributed to injury or illness, failed to include adequate instructions for use or failed to include adequate warnings concerning possible side effects or interactions with other substances. This risk is exacerbated by the fact that cannabis use may increase the risk of developing schizophrenia and other psychoses, symptoms for individuals with bipolar disorder, and other side effects. Previously unknown adverse reactions resulting from human consumption of cannabis-based products alone or in combination with other medications or substances could also occur. In addition, the manufacture and sale of cannabis-based products, like the manufacture and sale of any product, involves a risk of injury to patients due to tampering by unauthorized third parties or product contamination.

We may in the future have to recall certain of our pharmaceutical-grade cannabis or cannabis-based products as a result of potential contamination or quality assurance concerns. A product liability claim or regulatory action against us could result in increased costs and could adversely affect our reputation and goodwill with our patients and consumers generally. There can be no assurance that we will be able to maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. Our inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could result in us becoming subject to significant liabilities that are uninsured and could also adversely affect our commercial arrangements with third parties.

Significant interruptions in our access to certain key inputs such as raw materials, electricity, water and other utilities may impair our cultivation of pharmaceutical-grade cannabis.

Our business is dependent on a number of key inputs and their related costs, including raw materials, supplies and equipment related to our operations, as well as electricity, water and other utilities. Any significant interruption, price increase or negative change in the availability or economics of the supply chain for key inputs and, in particular, rising or volatile energy costs could curtail or preclude our ability to continue production. In addition, our operations would be significantly affected by any such prolonged interruption.

Our ability to compete and produce pharmaceutical-grade cannabis is dependent on us having access, at a reasonable cost and in a timely manner, to skilled labor, equipment, parts and components. No assurances can be given that we will be successful in maintaining our required supply of labor, equipment, parts and components.

We may be unable to attract or retain key personnel with sufficient experience in the cannabis industry, and we may be unable to attract, develop and retain additional employees required for our development and future success.

Our success is largely dependent on the performance of our management team and certain key employees and our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and we may incur significant costs to attract and retain them. The loss of the services of any of our key personnel, including Alexander Rabinovich, our Chief Executive Officer and director, and Ehud Barak, our Chairman, or an inability to attract other suitably qualified persons when needed, could prevent us from executing on our business plan and strategy, and we may be unable to find adequate replacements on a timely basis, or at all. We do not currently maintain key-person insurance on the lives of any of our key personnel.

We may become subject to liability arising from any fraudulent or illegal activity by our employees, contractors, consultants and others.

We are exposed to the risk that our employees, independent contractors, consultants, and business partners may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional undertakings of unauthorized activities, or reckless or negligent undertakings of authorized activities, in each case on our behalf or in our service that violate: (i) government regulations, including, in Israel, the IMCA regulations; (ii) manufacturing standards; (iii) healthcare laws and regulations; (iv) laws that require the true, complete and accurate reporting of financial information or data; (v) U.S. federal laws banning the possession, sale or importation of cannabis into the United States and prohibiting the financing of activities outside the United States that are unlawful under Israeli or other foreign laws or (vi) the terms of our agreements with insurers. In particular, we could be exposed to class action and other litigation, increased regulatory inspections and related sanctions, the loss of current compliance certifications for our products, including, in Israel, IMC-GAP, IMC-GMP, IMC-GDP or IMC-GSP certifications, or the inability to obtain future certifications, lost sales and revenue or reputational damage as a result of prohibited activities that are being undertaken in the production or manufacturing processes of our products without our knowledge or permission and contrary to our internal policies, procedures and operating requirements.

We cannot always identify or prevent misconduct by our employees or other third parties, including service providers and business partners, and the precautions taken by us to detect and prevent this activity may not be effective in controlling unknown, unanticipated or unmanaged risks or losses or in protecting us from government investigations or other actions or lawsuits stemming from such misconduct. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal or administrative penalties, damages, monetary fines and contractual damages, reputational harm, diminished profits and future earnings or curtailment of our operations.

We may experience breaches of security at our facilities or losses as a result of, but not limited to, theft.

Because of the nature of, the limited legal channels of distribution for, and the volume of inventory of our products in our facilities, we are subject to the risk of theft of our product as well as other security breaches.

In this regard, in December 2020, there was an attempt in our Southern Kibbutz Facility. The security systems at the facility worked well and prevented the incident, in addition, nearby forces of the army and the Israeli police arrived at the scene immediately after the incident began. No damage was caused to the facility and nothing was stolen from it.

A security breach at one of our facilities could result in a significant loss of available product, expose us to additional liability under applicable regulations and to potentially costly litigation or increase our expenses relating to the resolution and future prevention of similar thefts, any of which could have an adverse effect on our business, financial condition and results of operations.

We engage with third parties that provide us services as part of the production process, some of whom are our competitors, and as a result of our commercial relationship with them, we may disclose information that may be contrary to antitrust laws.

We rely on third parties to provide us with certain necessary services for the production of our branded products. Some of those parties are also our competitors with respect to several aspects of our business. We are sensitive to this issue and have internal policies and procedures that are designed to prevent the sharing of competitive information and our agreements with our competitors make this clear. However, despite our best efforts to safeguard this information, should we inadvertently disclose competitive information, we may be found to be in violation of the Israeli antitrust law, and could be subject to sanctions and civil or criminal penalties, which will have a negative financial impact on us and harm our reputation.

If we sustain cyber-attacks or other privacy or data security incidents that result in security breaches that disrupt our operations or result in the unintended dissemination of protected personal information or proprietary or confidential information, or if we are found by regulators to be non-compliant with statutory requirements for the protection and storage of personal data, we could suffer a loss of revenue, increased costs, exposure to significant liability, reputational harm and other serious negative consequences.

We routinely process, store and transmit large amounts of data in our operations, including protected personal information as well as proprietary or confidential information relating to our business and third parties. We have programs in place to detect, contain and respond to data security incidents and provide employee awareness training around phishing, malware and other cyber risks to protect, to the greatest extent possible, against cyber risks and security breaches. However, because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and may be difficult to detect for long periods of time, we may be unable to anticipate these techniques or implement adequate preventive measures. Experienced computer programmers and hackers may be able to penetrate our layered security controls and misappropriate or compromise our protected personal information or proprietary or confidential information or that of third parties, create system disruptions or cause system shutdowns. They also may be able to develop and deploy viruses, worms and other malicious software programs that attack our systems or otherwise exploit any security vulnerabilities. Hardware, software, or applications we develop or procure from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise information security. Our facilities may also be vulnerable to security incidents or security attacks, acts of vandalism or theft, coordinated attacks by activist entities, misplaced or lost data, human errors, or other similar events that could negatively affect our systems and our customer’s data.

There are a number of laws protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of such protected information. In particular, the privacy rules in Israel, and similar laws in other applicable jurisdictions, protect medical records and other personal health information by limiting the use and disclosure of such health information to the minimum level reasonably necessary to accomplish the intended purpose. We collect and store personal information about our patients and are responsible for protecting that information from privacy breaches. A privacy breach may occur through a procedural or process failure, a technology malfunction or deliberate unauthorized intrusions. Theft of data for competitive purposes, particularly patient lists and preferences, is an ongoing risk whether perpetrated through employee collusion or negligence or through deliberate cyber-attack. The costs to eliminate or address the foregoing security threats and vulnerabilities before or after a cyber-incident could be material. Our remediation efforts may not be successful and could result in interruptions, delays, or cessation of services and the loss of existing or potential customers. In addition, breaches of our security measures and the unauthorized dissemination of sensitive personal information, proprietary information or confidential information about us or our customers or other third-parties, could expose our customers’ private information and our customers to the risk of financial or medical identity theft, or expose us or other third-parties to a risk of loss or misuse of this information, result in litigation and potential liability for us, damage to our brand and reputation, or otherwise harm our business.

We are further required to comply with requirements with respect to the storage, protection and access to personal data on our systems, as well as with respect to the registration of our databases containing personal information. Non- compliance with such requirements could result in sanctions, litigation and potential liability for us, damage to our brand and reputation, or otherwise harm our business.

We plan to rely on third parties to conduct certain elements of our production and distribution and to perform other tasks for us. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or comply with regulatory requirements, we may not be successful in commercializing our products.

We plan to rely upon third-party vendors for our ongoing services including the manufacturing of our products. We also plan to rely on third-party distributors, including pharmaceutical distributors and other courier services, and may in the future rely on other third parties, to distribute our products. These vendors will not be our employees and we will control only certain aspects of their activities. However, we may be responsible for ensuring that their services are performed in accordance with the applicable protocol, or in accordance with legal, regulatory and scientific standards, including, for manufacturers, the relevant GMP standards. Our reliance on these vendors may not relieve us of our responsibilities under applicable regulations, and if our vendors fail to meet these standards, we may suffer adverse consequences, including liability resulting from litigation, damage to our brand and reputation, or other harms to our business.

Further, our vendors may fail to devote sufficient resources to the provision of services to us, including the manufacturing and distribution of our products, and the performance of such services may be delayed or interrupted. Failure to meet projected deadlines may delay or diminish the sale of our products. Damage to our products, such as product spoilage, could expose us to potential product liability, damage our reputation and the reputation of our brand or otherwise harm our business.

If any of our relationships with these third-party vendors terminate, we may not be able to enter into arrangements with alternative vendors or do so on commercially reasonable terms. Replacing or adding additional vendors involves additional cost and requires management time and focus. In addition, during the transition period when a new vendor commences work, delays may occur. Such delays can materially impact our ability to meet our desired development timelines. Though we carefully manage our relationships with our vendors, we may encounter similar challenges or delays in the future, which could have a material adverse impact on our business, financial condition and prospects. If these third-party service providers do not successfully perform their contractual duties, or if their performance is substandard, we may not be successful in commercializing our products and our revenue from product sales could be negatively impacted.

We may be unable to sustain our revenue growth and development.

Our revenue has grown in recent years. Our ability to sustain this growth will depend on a number of factors, many of which are beyond our control, including, but not limited to, the availability of sufficient capital on suitable terms, changes in laws and regulations respecting the production and distribution of our pharmaceutical-grade cannabis- based products, competition, the size of alternative markets, including the black market and the legal adult-use markets, and our ability to produce sufficient volumes of our pharmaceutical-grade cannabis-based products to meet patient demand. In addition, we are subject to a variety of business risks generally associated with developing companies. Future development and expansion could place significant strain on our management personnel and will likely require us to recruit additional management personnel, and there is no assurance that we will be able to do so.

We may be unable to expand our operations quickly enough to meet demand or manage our operations beyond their current scale.

There can be no assurance that we will be able to manage effectively our expanding operations, which may include increasing our production capabilities, adding manufacturing capabilities, adding distribution channels and entering into joint ventures or partnerships. We may be unable to sustain or accelerate our growth or such growth, if achieved, may not result in profitable operations. We may be unable to attract and retain the management personnel necessary for continued growth or we may not be successful in our strategic investments in joint ventures or acquisitions.

We may not be able to secure adequate or reliable sources of the funding required to operate our business or increase our production to meet patient demand for our products.

The continued development of our business will require additional financing, and there is no assurance that we will obtain the financing necessary to be able to achieve our business objectives. Our ability to obtain additional financing will depend on investor demand, our performance and reputation, market conditions and other factors. Our inability to raise such capital could result in the delay or indefinite postponement of our current business objectives or in our inability to continue to carry on our business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to us.

In addition, from time to time, we may enter into transactions to acquire assets or the capital stock or other equity interests of other entities. Our continued growth may be financed, wholly or partially, with debt, which may increase our debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. Debt financings may also contain provisions that, if breached, may entitle lenders or their agents to accelerate repayment of loans, and there is no assurance that we would be able to repay such loans in such an event or prevent the enforcement of security granted pursuant to any such debt financing.

We will incur increased costs as a result of operating as a public company listed on both a Canadian and U.S. national securities exchange and our management will be required to devote substantial time to new compliance initiatives.

As a public company listed on a Canadian and U.S. national securities exchange, particularly after we are no longer an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, and rules implemented by the U.S. Securities and Exchange Commission (the “SEC”) and the Nasdaq Capital Market, impose various requirements on public companies, including requirements to file annual reports with respect to our business and financial condition and operations and establish and maintain effective disclosure and financial controls and corporate governance practices. Our management and other personnel have limited experience operating as a public company, which may result in operational inefficiencies or errors, or a failure to improve or maintain effective internal controls over financial reporting, or ICFR, and disclosure controls and procedures, necessary to ensure the timely and accurate reporting of operational and financial results. Our existing management team will need to devote a substantial amount of time to these compliance initiatives, and we may need to hire additional personnel to assist us with complying with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time consuming and costly.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some public company required activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and divert management’s time and attention from revenue generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

We also expect that being listed on a U.S. national securities exchange and complying with applicable rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantially higher costs to obtain and maintain the same or similar coverage that is currently in place. These factors could also make it more difficult for us to attract and retain qualified executive officers and members of our board of directors.

We are an emerging growth company and the reduced disclosure requirements applicable to emerging growth companies may make our ordinary shares less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements that are applicable to other public companies that are not emerging growth companies. For as long as we remain an emerging growth company we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not “emerging growth companies.” These exemptions include but are not limited to:

●	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting; and

●	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earlier to occur of: (1) the last day of the fiscal year in which we have total annual gross revenue of $1.07 billion or more; (2) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (3) the date on which we are deemed to be a large accelerated filer under the rules of the SEC. We may choose to take advantage of some but not all of these reduced burdens, and therefore the information that we provide holders of our ordinary shares may be different from the information you might receive from other public companies in which you hold equity. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards applicable to public companies. However, given that we currently report and expect to continue to report under IFRS as issued by the IASB, the extended transition period available to emerging growth companies that report under GAAP is inapplicable to us.

When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. We cannot predict if investors will find our Ordinary Shares less attractive as a result of our reliance on exemptions under the JOBS Act. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

As a “foreign private issuer,” we are permitted, and intend, to follow certain home country corporate governance practices instead of otherwise applicable SEC and Nasdaq Capital Market requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

We are a “foreign private issuer” and are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we will be subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements that comply with the requirements applicable to U.S. domestic reporting companies. Furthermore, although under regulations promulgated under the Companies Law, as an Israeli public company listed overseas we will be required to disclose the compensation of our five most highly compensated office holders on an individual basis (rather than on an aggregate basis), this disclosure will not be as extensive as that required of U.S. domestic reporting companies. We will also have four months after the end of each fiscal year to file our annual reports with the SEC and will not be required to file current reports as frequently or promptly as U.S. domestic reporting companies. Furthermore, our officers, directors and principal shareholders will be exempt from the requirements to report transactions and short-swing profit recovery required by Section 16 of the Exchange Act. Also, as a “foreign private issuer,” we are not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. These exemptions and leniencies will reduce the frequency and scope of information and protections available to investors in comparison to those applicable to a U.S. domestic reporting companies.

In addition, as a “foreign private issuer,” we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the listing rules of the Nasdaq for domestic U.S. issuers. For instance, we follow home country practice in Israel instead of the listing rules of the Nasdaq requiring that a majority of a listed company’s board of directors be comprised of independent directors within a specified period after listing. In addition, we will follow our home country law instead of the listing rules of the Nasdaq that require that we obtain shareholder approval for certain dilutive events, such as the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of our company, certain transactions other than a public offering involving issuances of a 20% or greater interest in the company, and certain acquisitions of the stock or assets of another company. We may in the future elect to follow home country corporate governance practices in Israel with regard to other matters. Following our home country corporate governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the Nasdaq may provide less protection to investors than what would otherwise be accorded to investors under the listing rules of the Nasdaq applicable to domestic U.S. issuers.

We would lose our foreign private issuer status if (i) a majority of our shares come to be owned by U.S. residents and

(ii) a majority of our directors or executive officers are U.S. citizens or residents or we fail to meet the additional requirements necessary to avoid the loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher than what we would otherwise incur as a foreign private issuer.

We may not be able to successfully identify and execute strategic alliances or other relationships with third parties or to successfully manage the impacts of acquisitions, dispositions or relationships on our operations.

We currently have, and may expand the scope of, and may in the future enter into, strategic alliances with third parties that we believe will complement or augment our existing business. Our ability to complete further such strategic alliances is dependent upon, and may be limited by, among other things, the availability of suitable candidates and capital. In addition, strategic alliances could present unforeseen integration obstacles or costs, may not enhance our business and may involve risks that could adversely affect us, including the investment of significant amounts of management time that may be diverted from operations in order to pursue and complete such transactions or maintain such strategic alliances. Future strategic alliances could result in the incurrence of debt, costs and contingent liabilities, and there can be no assurance that these future strategic alliances will achieve, or that our existing strategic alliances will continue to achieve, the expected benefits to our business or that we will be able to consummate future strategic alliances on satisfactory terms, or at all.

Although we currently are not in the process of commencing any other material strategic transactions, such as acquisitions, we may from time to time consider such transactions. Material strategic transactions involve a number of risks, including: (i) the potential disruption of our ongoing business; (ii) the distraction of management away from the ongoing oversight of our existing business activities; (iii) incurring additional indebtedness; (iv) the anticipated benefits and cost savings of those transactions not being realized fully, or at all, or taking longer to realize than anticipated; (v) an increase in the scope and complexity of our operations and (vi) the loss or reduction of control over certain of our assets. A strategic transaction may result in a significant change in the nature of our business, operations and strategy, and we may encounter unforeseen obstacles or costs in implementing a strategic transaction or integrating any acquired business into our operations.

International expansion of our business exposes us to the business, regulatory, political, operational, financial, economic and other potential risks associated with doing business outside of Israel.

Other than our headquarters, production facilities and other operations located in Israel, we currently have limited international operations, but our business strategy incorporates potentially significant international expansion. We plan to enter into both strategic relationships, such as joint ventures for the production and distribution of our products and third-party distribution arrangements, and to conduct general business activities outside of Israel. Conducting business internationally involves a number of risks, including, but not limited to:

●	failure by us to obtain the regulatory approvals for the use of our products in various countries;

●	multiple, conflicting and changing laws and regulations affecting the medical-use cannabis industry, such as governmental approvals, permits, and licenses, export and import restrictions, tax laws, privacy regulations, employment laws and other regulatory requirements;

●	limits in our ability to penetrate international markets;

●	difficulties in staffing and managing international operations;

●	financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the impact of local and regional financial crises on demand and payment for our products and exposure to foreign currency exchange rate fluctuations;

●	complexities and difficulties in obtaining protection and enforcing our intellectual property and risks associated with potential infringement of relevant third-party patent or other intellectual property rights;

●	natural disasters, political and economic instability, including wars, terrorism, and political unrest, outbreak of disease, boycotts, curtailment of trade, and other business restrictions;

●	certain expenses including, but not limited to, expenses for travel, translation and insurance; and

●	regulatory and compliance risks that relate to maintaining accurate information and control over sales and activities that may fall within the purview of the books and records provisions or anti- bribery provisions or the U.S. Foreign Corrupt Practices Act, or within the purview of other similar laws.

Any of these factors could significantly harm our future international expansion and operations and, consequently, our results of operations.

Tax and accounting requirements may change in ways that are unforeseen to us and we may face difficulty or be unable to implement or comply with any such changes.

We are subject to numerous tax and accounting requirements, and changes in existing accounting or taxation rules or practices, or varying interpretations of current rules or practices, could have a significant adverse effect on our financial results, the manner in which we conduct our business or the marketability of any of our products. We currently have international operations and plan to expand such operations in the future. These operations, and any expansion thereto, will require us to comply with the tax laws and regulations of multiple jurisdictions, which may vary substantially. Complying with the tax laws of these jurisdictions can be time consuming and expensive and could potentially subject us to penalties and fees in the future if we were to fail to comply.

A breakdown in our information technology systems could result in a significant disruption to our business.

Our operations are highly dependent on our information technology systems. If we were to suffer a breakdown in our systems, storage, distribution or tracing, we could experience significant disruptions affecting all our areas of activity, including our research, accounting and billing processes and potentially our production processes. We may also suffer from a partial loss of information or data due to such disruption.

We face operational risk.

Operational risk is the risk that a direct or indirect loss may result from an inadequate or failed technology, from a human process or from external events. The impact of this loss may be financial loss, loss of reputation or legal and regulatory proceedings. Management endeavors to minimize losses in this area by ensuring that effective infrastructure and controls exist. These controls are constantly reviewed and if deemed necessary improvements are implemented.

Our performance will be subject to fluctuations in foreign exchange rates.

As foreign exchange rates fluctuate, our financial results may be impacted as a material amount of our revenue is generated in NIS. Therefore, if the value of the NIS decreases, our results as measured in US Dollars or Canadian Dollars will also decrease.

We could be exposed to changes in inflation that may cause volatility in operating and capital.

Material unforeseen increases in costs that would not otherwise qualify for recovery could have a material adverse effect on Intercure’s results of operations and financial position. During 2022, Israeli and global inflation rates increased substantially. Should central banks and other international monetary organizations not be able to reduce inflationary pressures through monetary policies, Intercure may see operational and capital expenditure increases beyond historical norms during the coming years.

We are subject to privacy and information security risks.

There are a number of laws protecting the confidentiality of certain patient health information and other personal information, including patient records, and restricting the use and disclosure of that protected information. In particular, the Israeli privacy protection law and, once applicable, the privacy rules under the Personal Information Protection and Electronics Documents Act (Canada) (PIPEDA), or the European Unions’ General Data Protection Regulation (GDPR), and similar laws in other jurisdictions, protect medical records and other personal health information by limiting their use and disclosure to the minimum level reasonably necessary to accomplish the intended purpose. We collect and store personal information about our Israeli patient and are responsible for protecting that information from privacy breaches. As of the date of this Annual Information Form, we have three (3) registered databases pursuant to Israeli privacy protection laws, one for Canndoc’s patient, one for Cannolam patients and one for Cineret pharmacy which is a subsidiary of Cannolam. A privacy breach may occur through a procedural or process failure, an IT malfunction or deliberate unauthorized intrusions. Theft of data for competitive purposes, particularly patient lists and preferences, is an ongoing risk whether perpetrated through employee collusion, negligence or through a deliberate cyber-attack. If we are found to be in violation of the privacy or security rules under the Israeli privacy protection law or other laws protecting the confidentiality of patient health information, including as a result of data theft and privacy breaches, we could be subject to sanctions and civil or criminal penalties, which could have a negative financial impact and harm our reputation.

We will be subject to financial reporting and other public company requirements. Failure to maintain adequate financial and management processes and controls could lead to errors in our financial reporting, which could harm our business and cause a decline in the price of our securities.

We are subject to reporting and other obligations under applicable Canadian securities laws and rules of the TSX and any other stock exchange on which Intercure’s securities are then-listed, including National Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”). These reporting and other obligations will place significant demands on our management, administrative, operational and accounting resources. If the we are unable to accomplish any such necessary objectives in a timely and effective manner, our ability to comply with our financial reporting obligations and other rules applicable to reporting issuers could be impaired. Moreover, any failure to maintain effective internal controls could cause us to fail to satisfy our reporting obligations or result in material misstatements in our financial statements.

We do not expect that our disclosure controls and procedures and internal controls over financial reporting will prevent all error or fraud. A control system, no matter how well-designed and implemented, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within an organization will be detected. The inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of certain persons, by the collusion of two or more people or by management override of the controls. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected in a timely manner or at all. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results could be materially adversely affected which could also cause investors to lose confidence in our reported financial information, which could result in a reduction in the trading price of our shares.

The market price for our shares may be volatile and could decline in value.

The market price of our shares could be subject to significant fluctuations. Some of the factors that may cause the market price of our shares to fluctuate include:

●	volatility in the market price and trading volume of comparable companies;

●	actual or anticipated changes or fluctuations in operating results or in the expectations of market analysts;

●	adverse market reactions to any indebtedness we may incur or securities we may issue in the future;

●	short sales, hedging and other derivative transactions in our shares;

●	litigation or regulatory action against us;

●	investors’ general perception of us and the public’s reaction to our press releases, and other public announcements and our filings with Canadian securities regulators, including the filing of our financial statements;

●	publication of research reports or news stories about us, our competitors or our industry;

●	positive or negative recommendations or withdrawal of research coverage by securities analysts;

●	changes in general political, economic, industry and market conditions and trends;

●	sales of our shares by existing shareholders;

●	recruitment or departure of key personnel;

●	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors; and

●	the other risk factors described in this section of this Annual Information Form.

Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses to us. As well, certain institutional investors may base their investment decisions on consideration of our environmental, governance and social practices and performance against such institutions’ respective investment guidelines and criteria, and failure to satisfy such criteria, may result in limited or no investment in our shares by those institutions, which could materially adversely affect the trading price of our shares. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue for a protracted period of time, our operations and the trading price of our shares may be materially adversely effected.

In addition, broad market and industry factors may harm the market price of our shares. Hence, the price of our shares could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce the price of our shares regardless of our operating performance. In the past, following a significant decline in the market price of a company’s securities, there have been instances of securities class action litigation having been instituted against that company. If we become was involved in any similar litigation, we could incur substantial costs, its management’s attention and resources could be diverted and it could harm our business, operating results and financial condition.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about us or our business, our shares trading price and volume could decline.

The trading market for our shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If no securities or industry analysts commence covering our company, the trading price for our shares would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who cover our company downgrade our shares or publish inaccurate or unfavorable research about our business, our shares trading price may decline. If one or more of these analysts cease coverage of our company or fails to publish reports on our company regularly, demand for our shares could decrease, which could cause our share trading price and volume to decline.

Our equity compensation plan may adversely impact our financial results.

Intercure’s stock option plan permits the grant of options. Under applicable accounting standards, we may be required to record a liability and a related expense in our financial statements for potential future cash settlements of equity compensation awards. The recording of this liability could have an adverse impact on and create volatility in our financial results and, in turn, could adversely impact the trading price of our shares.

We may be subject to legal proceedings from time to time.

Legal proceedings may arise from time to time in the course of our business. All industries are subject to legal claims, with and without merit. Such legal claims may be brought against us or one or more of our subsidiaries in the future from time to time. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, such processes could take away from management time and effort and the resolution of any particular legal proceeding to which we may become subject could have a material adverse effect on our financial position and results of operations.

Certain events or developments in the regulated cannabis industry more generally and social media may impact our reputation.

Damage to our reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Cannabis has often been associated with various other narcotics, violence and criminal activities, the risk of which is that our business might attract negative publicity. There is also risk that the action(s) of other participants, companies and service providers in the cannabis industry may negatively affect the reputation of the industry as a whole and thereby negatively impact our reputation.

The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easy for individuals and groups to communicate and share opinions and views in regards to issuers and their activities, whether true or not and the cannabis industry in general, whether true or not. Negative posts or comments about us on any social network could damage our reputation. In addition, employees or others might disclose non-public sensitive information related to our business through external media channels. The continuing evolution of social media will present us with new challenges and risks.

We do not ultimately have direct control over how we specifically, or the cannabis industry generally, is perceived by others. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to our overall ability to advance our business strategy and realize on our growth prospects.

Risks Related to Intellectual Property

We may be subject to risks related to the protection and enforcement of intellectual property rights, and may become subject to allegations that we or our joint venture partners are in violation of the intellectual property rights of third parties.

We rely upon a combination of trade secret protection and confidentiality agreements to protect the intellectual property related to our technologies and products. We are also in the process of applying for protected breeding rights in Israel and seek to apply for protective rights in any jurisdiction in which such rights may be registered. Our success depends in large part on our ability to obtain and maintain intellectual property protection with respect to our proprietary technologies and products.

We may in the future seek to protect our proprietary position by filing patent applications in Israel and in other countries, with respect to our novel technologies and products, which are important to our business. Patent prosecution is expensive and time consuming. We may not be able to prepare, file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner or in all jurisdictions. It is also possible that we will fail to identify patentable aspects of our research and development activities before it is too late to obtain patent protection for them.

In addition to the protection afforded by any patents that may be granted in the future, we rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that we elect not to patent, processes for which patents are difficult to enforce and any other elements of our product development and production processes that involve proprietary know-how, information or technology that is not covered by patents. We cannot assure investors that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques.

If we cannot obtain and maintain effective protections for our intellectual property rights, we may not be able to compete effectively, and our business and results of operations could be harmed. Misappropriation or unauthorized disclosure of our trade secrets and intellectual property could impair our competitive position and may have a material adverse effect on our business. Additionally, if the steps taken to maintain our trade secrets and intellectual property rights are deemed inadequate, we may have insufficient recourse against third parties for misappropriating the trade secret or intellectual property right. Any of the foregoing could significantly harm our business, results of operations and prospects.

Our reliance on third parties requires us to share our trade secrets and other intellectual property, which increases the possibility that a competitor will discover them or that our trade secrets or other intellectual property will be misappropriated or disclosed.

We seek to protect our proprietary technologies and processes, in part, by entering into confidentiality agreements with our employees, consultants, contractors and partners. We also seek to preserve the integrity and confidentiality of our data, trade secrets and intellectual property by maintaining the physical security of our premises and physical and electronic security of our information technology systems. Despite our efforts to protect our trade secrets, our competitors or other third parties may discover our trade secrets, either through breach of confidentiality agreements, independent development or the publication of information including our trade secrets by third parties. A competitor’s or other third party’s discovery of our trade secrets would impair our competitive position and could have an adverse impact on our business, financial condition, results of operations and prospects.

Further, although we expect all of our employees, consultants and other third parties who may be involved in the development of intellectual property for us to assign their inventions to us, and all of our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information, or technology enter into confidentiality agreements with us, we cannot provide any assurance that we have entered into such agreements with all applicable third parties or that all such agreements have been duly executed. Even if we have entered into such agreements, we cannot assure investors that our counterparties will comply with the terms of such agreements or that the assignment of intellectual property rights under such agreements is self-executing. We may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to our senior management and scientific personnel. This could inflict significant harm to our business, results of operations and financial prospects.

Intellectual property rights of third parties could adversely affect our ability to commercialize our products, and we might be required to litigate or obtain licenses from third parties in order to develop or market our products. Such litigation or licenses could be costly or not available on commercially reasonable terms.

It is inherently difficult to assess conclusively our freedom to operate without infringing or otherwise violating on third party rights. Third party intellectual property rights may cover our products or elements thereof, our production, processes, or our trademark and brand. In such cases, we may not be in a position to develop or commercialize our products unless we successfully pursue litigation to nullify or invalidate the third party intellectual property right concerned, or enter into a license agreement with the intellectual property right holder, if available on commercially reasonable terms. There may also be pending applications for rights that, if approved, could be alleged to be infringed by our products, processes or trademarks, and, as a result, third party intellectual property right holders may bring infringement claims against us. We cannot guarantee that we will be able to successfully defend, settle or otherwise resolve such infringement claims. If we are unable to settle future claims successfully on terms acceptable to us, we may be required to engage in or continue costly, unpredictable and time-consuming litigation and may be prevented from or experience substantial delays in pursuing the development of and marketing of our products.

If such an infringement claim is brought and is successful, we may be required to pay substantial damages, including treble damages and attorneys’ fees if we are found to have willfully infringed, we may be forced to cease the development and commercialization of and otherwise abandon our products, redesign our products so that we no longer infringe the third party intellectual property rights (which may not be commercially feasible), or we may need to seek a license from any holders of such intellectual property rights. No assurances can be given that a license will be available on commercially reasonable terms, if at all. Even if we were able to obtain such a license, it could be granted on non-exclusive terms, thereby providing our competitors and other third parties access to the same technologies licensed to us. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business and otherwise significantly harm our business, results of operations and prospects.

We may not realize the full benefit of preclinical studies or clinical trials using our GMP-certified products for various indications.

We are currently not providing our products for use in any active clinical study, but we did provide our products for use in some active clinical studies and in the future we plan to participate in preclinical studies and clinical trials. However, we are not the sponsor of this active study and our role in this study is limited to providing the pharmaceutical-grade product and supplying information derived from our database. Any intellectual property generated during this study will not belong to us and, other than receiving access to the results of such study, we do not have any proprietary rights in such study.

We may not be a sponsor of future studies or trials, and, as such, may not have full control over the design, conduct and terms of such studies or trials. Further, we may only act as the provider of pharmaceutical-grade cannabis for studies and trials that are designed and initiated by independent investigators within hospitals or other healthcare institutions. In such cases, we may not be able to acquire rights to all or any of the intellectual property generated by the studies or trials. For example, ownership of intellectual property that does not relate directly to the pharmaceutical- grade cannabis provided by us is often retained by the institution. As such, we are vulnerable to any dispute among the investigator, the institution and us with respect to classification and therefore ownership of any particular piece of intellectual property generated during the study or trial. Such a dispute may affect our ability to make full use of intellectual property generated by a preclinical study or clinical trial.

Where intellectual property generated by a study or trial is owned by the institution, we may be granted a right of first negotiation to obtain an exclusive license to such intellectual property. If we exercise such a right, there is a risk that the parties will fail to come to an agreement on the license, in which case such intellectual property may be licensed to other parties or commercialized by the institution.

We may not own intellectual property developed under joint venture arrangements.

Intellectual property generated, or that will be generated, under research and development activities conducted under certain of our joint venture arrangements may be owned by the joint venture entity and not by us. We may not able to acquire exclusive rights to all such intellectual property, and we may be subject to disputes with our joint venture partners with respect to the ownership, use and exploitation of such intellectual property rights. Such disputes may lead to a breakdown of our relationship with our joint venture partner and termination of the joint venture.

Risks Related to Our Incorporation and Operations in Israel

Potential political, economic and military instability in the State of Israel, where our senior management, our head executive office and production facilities are located, may adversely affect our results of operations.

Our head executive office, our production facilities, and our research and development facilities, are located in Israel. All of our executive officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business and operations.

The legislative power of the State of Israel resides in the Knesset, a unicameral parliament that consists of 120 members elected by nationwide voting under a system of proportional representation. From April 2019 until March 2021, Israel held four general elections as efforts to compose and approve a new government failed to find lasting success. As a result, the Israeli government was unable to pass a budget for fiscal year 2021 and many legislative matters were delayed. A coalition government was formed on June 13, 2021, however, the continued uncertainty surrounding the Knesset’s ability to form a coalition government and future elections and/or the results of such elections in Israel may continue. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations and prospects.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. Our facilities in Israel, including our production facilities, are within the range of the missiles and rockets that have been fired at Israeli cities and towns, including from Gaza sporadically since 2006, with escalations in violence during which there were a substantially larger number of rocket and missile attacks aimed at Israel. Such violence may damage peaceful and diplomatic relations between Israel and Egypt, and could affect the region as a whole. Civil unrest and political turbulence has occurred in some countries in the region, including Syria, which shares a common border with Israel, and is affecting the political stability of those countries. This instability and any outside intervention may lead to a deterioration of the political and economic relationships that exist between the State of Israel and some of these countries, and may have the potential to cause additional conflicts in the region. In addition, there are concerns that Iran, which has previously threatened to attack Israel, may step up its efforts to achieve nuclear capability. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, and various rebel militia groups in Syria. These situations may potentially escalate in the future to more violent events, which may affect Israel and us. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions, could harm our results of operations, and could make it more difficult for us to raise capital. Parties with whom we do business may decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business.

Our insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East or for any resulting disruption in our operations. Although the Israeli government has in the past covered the reinstatement value of direct damages that were caused by terrorist attacks or acts of war, we cannot be assured that this government coverage will be maintained or, if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business.

Our operations may be disrupted as a result of the obligation of Israeli citizens to perform military service.

Many Israeli citizens, including some of our executive officers, are obligated to perform up to 36 days, and in some cases longer periods, of military reserve duty annually until they reach the age of 40 (or older, for citizens who hold certain positions in the Israeli armed forces reserves) and, in the event of a military conflict or emergency situation, could be called to immediate active duty for extended periods of time. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be similar large-scale military reserve duty call-ups in the future. Our operations could be disrupted by such call-ups, which may include the call-up of our employees, which could materially adversely affect our business. Additionally, the absence of a significant number of the employees of our Israeli suppliers and third-party subcontractors related to military service or the absence for extended periods of one or more of their key employees for military service may disrupt their operations which may subsequently disrupt our operations.

The rights and responsibilities of our shareholders are governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of Canadian and U.S. corporations.

Since we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by our amended and restated Articles and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders of Canadian-based and U.S.-based corporations. In particular, a shareholder of an Israeli company, such as us, has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards us and other shareholders and to refrain from abusing its power in us, including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to our Articles, an increase of our authorized share capital, a merger and approval of related party transactions that require shareholder approval. A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholder’s vote or to appoint or prevent the appointment of an office holder of ours or other power towards us has a duty to act in fairness towards us with regard to such vote or appointment.

Provisions of Israeli law may delay, prevent or otherwise impede a merger with us, or an acquisition of us, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions.

Additionally, if any of our shareholders acquires, holds, or has control of or direction over 5% or more of our outstanding shares or a person obtains control of a 5% or more holder of our Ordinary Shares, without procuring the prior approval from the IMCA or other relevant regulatory authority, the licenses issued to us by the IMCA to conduct our cannabis-related activities in Israel may be suspended or revoked. Under our Articles, if any person acquires, holds, or has control of or direction over more than 4.99% of our outstanding shares at any time without receiving prior approval from the IMCA or other relevant regulatory authority, then in light of the provisions of the license granted to the Company by the IMCA, the Company will have the right to decide whether to forfeit the shares without consideration, and / or to declare that some of the shares held by that shareholder shall be dormant so that following the process of forfeiture and / or declaration of such shares being dormant, such shareholder will shall no longer be an interested party of the Company (the “Decision”). The Decision shall be made by the Company’s Board of Directors.

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to those of our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no actual disposition of the shares has occurred.

These and other similar provisions could delay, prevent or impede an acquisition of us or our merger with another company, even if such an acquisition or merger would be beneficial to us or to our shareholders.

We may not be able to enforce covenants not to compete under applicable laws, and therefore we may be unable to prevent our competitors from benefiting from the expertise of some of our former employees. In addition, employees may be entitled to seek compensation for their inventions irrespective of their agreements with us, which in turn could impact our future profitability.

We generally enter into non-competition agreements with our employees and key consultants. These agreements prohibit our employees and key consultants, if they cease working for us, from competing directly with us or working for our competitors or clients for a limited period of time. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work and it may be difficult for us to restrict our competitors from benefitting from the expertise our former employees or consultants developed while working for us. For example, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or the protection of its intellectual property. If we cannot demonstrate that such interests will be harmed, we may be unable to prevent our competitors from benefiting from the expertise of our former employees or consultants and our ability to remain competitive may be diminished. Under the Israeli Patent Law, 5727-1967 (the “Patent Law”), inventions conceived by an employee during the scope of his or her employment with a company and as a result thereof are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patent Law also provides that if there is no agreement between an employer and an employee with respect to the employee’s right to receive compensation for such “service inventions,” the Israeli Compensation and Royalties Committee, a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for his or her service inventions and the scope and conditions for such remuneration. Although our employees have agreed to assign to us service invention rights, as a result of uncertainty under Israeli law with respect to the efficacy of waivers of service invention rights, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and former employees, or be forced to litigate such claims, which could negatively affect our business.

Investors may have difficulties enforcing a Canadian judgment against us or our executive officers and directors, or asserting Canadian securities laws claims in Israel.

None of our directors or officers are residents of Canada. Most of our directors’ and officers’ assets and our assets are located outside of Canada. Service of process upon us or our non-Canadian resident directors and officers and enforcement of judgments obtained in Canada against us or our non-Canadian directors and executive officers may be difficult to obtain within Canada. We have been informed by our legal counsel in Israel that it may be difficult to assert claims under Canadian securities laws in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of Canadian securities laws against us or our officers and directors reasoning that Israel may not be the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not Canadian law is applicable to the claim. If Canadian law is found to be applicable, the content of applicable Canadian law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. Israeli courts might not enforce judgments rendered outside Israel, which may make it difficult to collect on judgments rendered against us or our officers and directors.

Because a certain portion of our expenses is incurred in currencies other than the Canadian dollar, our results of operations may be harmed by currency fluctuations and inflation.

Our reporting and functional currency is the NIS, but some portions of our operational expenses are in U.S. dollars, Euros and Canadian dollars. As a result, we are exposed to some currency fluctuation risks. We may, in the future, decide to enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the currencies mentioned above in relation to the NIS. These measures, however, may not adequately protect us from adverse effects.

Our operations may be affected by negative labor conditions in Israel.

The threat of strikes and work stoppages occur relatively frequently in Israel. If Israeli trade unions threaten strikes or work stoppages and such strikes or work stoppages occur, those may, if prolonged, have a material adverse effect on the Israeli economy and on our business, including our ability to deliver our products and to receive raw materials from our suppliers in a timely manner.

Risks Related to Ownership of Our Ordinary Shares

There is no guarantee that our Ordinary Shares will earn any positive return in the short term or long term.

A holding of our Ordinary Shares is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. A holding of our Ordinary Shares is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings.

Dual listed shares may be exposed to increased volatility.

The Company’s listing on each of the TASE, TSX and Nasdaq may increase volatility due to the ability to buy and sell Ordinary Shares in three places, different market conditions in different capital markets, and different trading volumes. This may result in less liquidity on each exchange, different liquidity levels, and different prevailing trading prices.

If any person acquires, holds, or has control of or direction over 5% or more of our outstanding shares or any person obtains control of a holder of 5% or more of our shares, without procuring the prior approval from the IMCA, the licenses issued to us by the IMCA to conduct our cannabis-related activities in Israel may be suspended or revoked. Under our amended and restated Articles, if any person acquires, holds, or has control of or direction over more than 4.99% of our outstanding Ordinary Shares at any time without receiving prior approval from the IMCA, the Ordinary Shares held by that person in excess of such limit will automatically become dormant shares.

The directives and guidelines issued by the IMCA and the terms of the licenses issued to us by the IMCA to conduct our cannabis-related activities (“IMCA Licenses”) impose certain requirements that prohibit any person from directly or indirectly acquiring, holding or maintaining control of or direction over 5% or more of our issued share capital and voting power without first obtaining the prior approval of the IMCA (the “Approval Requirement”). The terms of our IMCA Licenses provide that the IMCA Licenses may be suspended or revoked in the event of a breach of the Approval Requirement.

We have implemented measures in our amended and restated Articles in order to mitigate the risk of a contravention of the Approval Requirement and a resulting risk of expiry of our IMCA Licenses. Under our amended and restated Articles, if any person acquires, holds, or has control of or direction over more than 4.99% of our outstanding Ordinary Shares at any time without having complied with the Approval Requirement, then in light of the provisions of the license granted to the Company by the IMCA, the Company will have the right to make the Decision through its Board of Directors. These measures are designed to ensure that the number of Ordinary Shares acquired or held by any person, or over which a person has the authority to exercise direction or control, is at all times within the Applicable Limit unless the Approval Requirement is complied with.

There can be no assurance that the IMCA will consider these provisions of our amended and restated Articles as sufficient to prevent the lapse of our IMCA Licenses in the event that a person exceeds the Applicable Limit in breach of the Approval Requirement. The directives and guidelines issued by the IMCA imposing limitations on the holdings of shares in license holders and certain other aspects of the Israeli Cannabis Legal Regime have recently undergone changes and the restrictions applicable to license holders remain subject to interpretation. At this time, only limited guidance is available regarding the application thereof and, in particular, with respect to a publicly traded company. In the event a person exceeds the Applicable Limit or a person obtains control of a 5% or more holder of our Ordinary Shares, including whether passively, incrementally, or by any other means, without having complied with the Approval Requirement, the IMCA may take the position that our IMCA Licenses have automatically lapsed as a result. The suspension or revocation of the IMCA Licenses could have a material and adverse effect on our business, financial condition, results of operations and prospects.

Further, there can be no assurance that the necessary approvals from the IMCA or other relevant regulatory authority for any of the above matters will be obtained in a timely manner, or at all. These provisions could delay, prevent or impede the acquisition of our shares, even if such an acquisition would be beneficial to us or to our shareholders.

The Company’s management has a substantial ownership interest; public stockholders may have no effective voice in the Company’s management.

The Company’s Chief Executive Officer, Alexander Rabinovich, holds directly, or through indirect beneficial ownership, in excess of twenty-six percent (26%) of the Company’s voting power and, with other executive officers, directors and their affiliates, Company insiders hold directly, or through indirect beneficial ownership, in the aggregate, approximately twenty-eight percent (28%) of the Company’s outstanding Ordinary Shares. As a result, these persons will have substantial control over the operations of the Company, including the election of directors and approval of significant corporate transactions such as acquisitions and approval of matters requiring stockholder approval. This concentration of ownership could also have the effect of delaying or preventing a third party from acquiring control of the Company at a premium.

Our management and a limited number of major shareholder have a substantial ownership interest, and the availability of the Company’s Ordinary Shares to the investing public may be limited.

Due to the high concentration of ownership of the Company’s Ordinary Shares among the Company’s executive officers, directors and a limited number of major shareholders, the availability of Intercure’s Ordinary Shares to the investing public could be limited, which could negatively impact the trading price of Intercure’s and affect the ability of minority stockholders to sell their shares. Future sales by executive officers, directors and their affiliates of all or a portion of their shares could also negatively affect the trading price of our Ordinary Shares.

If securities or industry analysts do not publish research or reports about our business, or if they downgrade our Ordinary Shares, the price of our Ordinary Shares could decline.

The trading market for our Ordinary Shares depends, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, the price of our Ordinary Shares would likely decline. In addition, if our results of operations fail to meet the forecast of analysts, the price of our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our Ordinary Shares could decrease, which might cause the price and trading volume of our Ordinary Shares to decline.

Your percentage ownership in us may be diluted by future issuances of share capital, which could reduce your influence over matters on which shareholders vote.

Our Board has the authority, in most cases without action or vote of our shareholders, to issue all or any part of our authorized but unissued shares, including Ordinary Shares issuable upon the exercise of outstanding warrants and options. Any further issuances will result in immediate dilution to existing shareholders and may have an adverse effect on the value of their shareholdings. Issuances of additional shares would reduce your influence over matters on which our shareholders vote.

We have not paid dividends on our Ordinary Shares and, therefore, unless our traded securities appreciate in value, our investors may not benefit from holding our securities.

We have not paid any cash dividends on our Ordinary Shares since inception. We do not anticipate paying any cash dividends on our Ordinary Shares in the foreseeable future. Moreover, the Companies Law imposes certain restrictions on our ability to declare and pay dividends. As a result, investors in our Ordinary Shares will not be able to benefit from owning these Ordinary Shares unless their market price becomes greater than the price paid by such investors and they are able to sell such Ordinary Shares. We cannot assure you that you will ever be able to resell our Ordinary Shares at a price in excess of the price paid.

Risk Factors Related to the COVID-19 Pandemic

The outbreak of the novel coronavirus, or COVID-19, declared by the WHO to be a “pandemic”, has resulted, and other infectious diseases could result, in a widespread health crisis that has and could adversely affect the economies and financial markets worldwide, which may materially and adversely affect our business. COVID-19 severely restricted the level of economic activity around the world and in all countries in which we or our affiliates operate. A public health epidemic or pandemic, including COVID-19, or the fear of a potential pandemic, poses the risk that we or our employees, distributors, contractors, suppliers, and other partners may be prevented from conducting business activities for an indefinite period of time.

The effect of a public health epidemic or pandemic, including COVID-19, could include closures of our facilities or the facilities of our suppliers and other vendors in our supply chain and other preventive and protective measures in our supply chain. If the epidemic or pandemic persists, closures or other restrictions on the conduct of business operations of our third-party manufacturers, suppliers or vendors could disrupt our supply chain. In addition, there could be disruptions to our planned expansion of certain product line and production processes.

In addition, any of our current and planned clinical trials may be further affected by the COVID-19 pandemic or a public health epidemic or pandemic, including:

●	diversion or prioritization of healthcare resources away from the conduct of the clinical trials and towards the epidemic or pandemic;

●	delays or difficulties in enrolling patients in the clinical trials;

●	delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff;

●	increased rates of participants withdrawing from clinical trials following enrollment;

●	interruption of key clinical trial activities;

●	changes in local regulations as part of a response to the epidemic or pandemic which may require the Company to change the ways in which the clinical trials are conducted, which may result in unexpected costs, or the discontinuation of the clinical trials altogether; and

●	limitations in employee resources that would otherwise be focused on the conduct of clinical trials, including because of sickness of employees or their families or the desire of employees to avoid contact with large groups of people.

As of the date of this Annual Information Form, we have not experienced and/ or are not experiencing a change in the increasing trend of demand for medical cannabis products and market growth and we continue to operate and sell on an ongoing and continuous basis. We are prepared with a stock of the raw materials required for continued ongoing operations at the growth facility, decentralized manpower planning and preparation with a manpower reserve in case of infection of one of our employees, infrastructure for remote connection of employees and the company center continues to continuously provide service to patients, with full and strict implementation of the requirements of the Ministry of Health for the manner of work and the area of activity.

Risk Factors Related to Russia and Ukraine

In February 2022, Russian military forces launched significant military action against Ukraine, and there continued to be sustained conflict and disruption in the region. The war in Ukraine and the surrounding region could lead to disruption, instability, and volatility in global markets, increase inflation and further disrupt supply chains, which may materially and adversely affect our business.

As a result of actions taken by Russia in Ukraine, actions have been taken by other countries and organizations, including sanctions by Israel, Canada, the European Union and the U.S. against officials, individuals, regions, and industries in Russia, Ukraine and Belarus. While Intercure has no operations in, and does not rely on raw materials or revenue generated by, Russia or Ukraine, and it is difficult to anticipate the effect the sanctions announced to date may have on Intercure, and any further sanctions imposed or actions taken by Israel or other countries, the effect of current or further economic sanctions may reduce our sales and earnings or otherwise have an adverse effect on our operations.

Risk Factors Related to the Political Landscape in Israel

Potential political, economic, and military instability in the State of Israel, where the majority of our senior management and our research and development facilities are located, may adversely impact our results of operations.

We are incorporated under Israeli law and our offices and operations are located in the State of Israel. In addition, our employees, officers, and all of our directors are residents of Israel. Accordingly, political, economic, and military conditions in Israel directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could adversely impact our operations. Since October 2000, there have been increasing occurrences of terrorist violence. Ongoing and revived hostilities or other Israeli political or economic factors could harm our operations, product development and results of operations.

Although Israel has entered into various agreements with Egypt, Jordan, and the Palestinian Authority, there has been an increase in unrest and terrorist activity, which began in October 2000 and has continued with varying levels of severity. The establishment in 2006 of a government in the Gaza Strip by representatives of the Hamas militant group has created additional unrest and uncertainty in the region. In 2006, a conflict between Israel and the Hezbollah in Lebanon resulted in thousands of rockets being fired from Lebanon up to 50 miles into Israel. Starting in December 2008, for approximately three weeks, Israel engaged in an armed conflict with Hamas in the Gaza Strip, which involved missile strikes against civilian targets in various parts of Israel and negatively affected business conditions in Israel. In November 2012, for approximately one week, Israel experienced a similar armed conflict, resulting in hundreds of rockets being fired from the Gaza Strip and disrupting most day-to-day civilian activity in southern Israel. Most recently, in May 2021, Israel yet again experienced rocket strikes against civilian targets in various parts of Israel, as part of an armed conflict commenced between Israel and Hamas. If continued or resumed, these hostilities may negatively affect business conditions in Israel in general and our business in particular. Our insurance policies do not cover us for the damages incurred in connection with these conflicts or for any resulting disruption in our operations. The Israeli government, as a matter of law, provides coverage for the reinstatement value of direct damages that are caused by terrorist attacks or acts of war; however, the government may cease providing such coverage or the coverage might not be enough to cover potential damages. In the event that hostilities disrupt the ongoing operation of our facilities or the airports and seaports on which we depend to import and export our supplies and products, our operations may be materially adversely affected.

In addition, since the end of 2010, numerous acts of protest and civil unrest have taken place in several countries in the Middle East and North Africa, many of which involved significant violence. The civil unrest in Egypt, which borders Israel, resulted in the resignation of its president Hosni Mubarak, and to significant changes to the country’s government. In Syria, also bordering Israel, a civil war is continuing to take place. The ultimate effect of these developments on the political and security situation in the Middle East and on Israel’s position within the region is not clear at this time. Such instability may lead to deterioration in the political and trade relationships that exist between the State of Israel and certain other countries.

Popular uprisings in various countries in the Middle East and North Africa are affecting the political stability of those countries. Such instability may lead to deterioration in the political and trade relationships that exist between the State of Israel and these countries. Several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continues or increases. Any hostilities involving Israel, interruption or curtailment of trade between Israel and its present trading partners, or significant downturns in the economic or financial condition of Israel could adversely affect our operations and product development and adversely affect our share price. Similarly, Israeli companies are limited in conducting business with entities from several countries. For instance, in 2008, the Israeli legislature passed a law forbidding any investments in entities that transact business with Iran.

In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, and various rebel militia groups in Syria. Additionally, a violent jihadist group named Islamic State of Iraq and Levant, or ISIL, is involved in hostilities in Iraq and Syria. Although ISIL’s activities have not directly affected the political and economic conditions in Israel, ISIL’s stated purpose is to take control of the Middle East, including Israel. These situations may potentially escalate in the future to more violent events, which may affect Israel and us. Any armed conflicts, terrorist activities, or political instability in the region could adversely affect business conditions and could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business may decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition, or the expansion of our business.

The legislative power of the State resides in the Knesset, a unicameral parliament that consists of 120 members elected by nationwide voting under a system of proportional representation. Israel’s most recent general elections were held on April 9, 2019, September 17, 2019, March 2, 2020 March 23, 2021 and November 1, 2022. Furthermore, the Israeli government has recently been pursuing legislative changes which, if adopted, may alter the current state of separation of powers among the three branches of government and, as a result, have sparked a considerable political debate. In response to the foregoing developments, many individuals, organizations and institutions, within and outside of Israel, have voiced concerns over the potential negative impacts of such changes and the controversy surrounding them on the business and financial environment in Israel. Such negative impacts may include, among others, a downgrade in Israel’s sovereign credit rating, increased interest rates, currency fluctuations, inflation, civil unrest and volatility in securities markets, which could adversely affect the conditions in which we operate in Israel and potentially deter foreign investors and organizations from investing or transacting business in Israel. If any of the foregoing risks were to materialize, it may have an adverse effect on our business, our results of operations and our ability to raise additional funds.

DIVIDENDS

The Company currently intends to retain any future earnings to fund the development and growth of its business and/or to pay down debt and does not currently anticipate paying dividends on the Ordinary Shares. Any determination to pay dividends in the future will be at the direction of the Board and will depend on many factors, including, among others, the Company’s financial condition, current and anticipated cash requirements, contractual restrictions and financing agreement covenants, solvency tests imposed by applicable corporate law and other factors that the Board may deem relevant.

DESCRIPTION OF CAPITAL STRUCTURE

The following description of our share capital summarizes certain provisions contained in our Articles. These summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of our Articles, which have been filed under the Company’s profile on SEDAR at www.sedar.com.

Overview

As of the date of this Annual Information Form, the authorized capital of Intercure consists of 100,000,000 Ordinary Shares, with no par value, of which 45,572,709 are issued and outstanding. All of the Ordinary Shares are validly issued, fully paid and non-assessable.

The following is a summary of certain of the rights, privileges, restrictions and conditions attaching to the Ordinary Shares.

Ordinary Shares

Holders of Ordinary Shares are entitled to receive notice of and to attend any meeting of shareholders of Intercure and to one vote per Ordinary Share at any such meetings, to receive dividends if, as and when declared by the Board, and to receive on a pro rata basis the remaining property and assets of Intercure upon its dissolution or winding-up.

Dividend Rights

Subject to the preferential rights (if any) of different types of shares that may exist in the future, holders of Ordinary Shares are entitled to receive dividends out of the assets available for the payment or distribution of dividends at such times and in such amount and form as the Board may from time to time determine.

Liquidation Rights

In the event of the liquidation, dissolution or winding-up of Intercure or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs, whether voluntarily or involuntarily, the holders of Ordinary Shares will be entitled to receive all of Intercure’s assets remaining after payment of all debts and other liabilities on a pro rata basis and otherwise without preference or distinction among or between the Ordinary Shares.

Pre-Emptive and Redemption Rights

Holders of Ordinary Shares do not have any pre-emptive or redemption rights.

Transfer of Shares

The Ordinary Shares are issued in registered form and may be freely transferred under the Articles, unless the transfer is restricted or prohibited by another instrument, applicable law or the rules of a stock exchange on which the shares are listed for trade.

Ownership Restrictions

The Israeli DDO and regulations promulgated thereunder as well as directives and guidelines issued from time to time by the IMCA (the “Israeli Cannabis Legal Regime”), set out the framework for obtaining a license to conduct medical cannabis activities in Israel, which includes an assessment by the Israeli police as to the fitness of the applicant and making a recommendation to the IMCA or other relevant regulatory authority whether a license should be granted.

In the event of a corporate applicant, such as Intercure (or its subsidiaries), the assessment by the Israeli police extends to the interested parties of such applicant. An “interested party” for these purposes is defined as: (i) a Holder (as that term is defined below) of 5% or more of the issued share capital or voting power in a company, (ii) any person who has the right to designate one or more directors or to designate the chief executive officer of the company or (iii) any person who serves as a director or chief executive officer of the company.

Under the Israeli Cannabis Legal Regime and the relevant terms of the IMCA licenses, each of the following actions requires the prior approval of the IMCA: (i) a Holder (as that term is defined below) becoming an interested party or a person obtaining control of an interested party, or an effective interested party, in each case, whether by virtue of its shareholdings or by virtue of a shareholders agreement; (ii) any share issuances pursuant to which the recipient of the shares becomes an interested party and/or an effective interested party; and (iii) appointing a director or chief executive officer, or extending the terms of their appointment.

The Articles attempt to mitigate the risk of a contravention of the noted regulatory requirements by including provisions that limit the aggregate ownership or control or direction over ownership interests or voting rights of any Holder to no more than 4.99% of the issued and outstanding Ordinary Shares (the “Applicable Limit”), unless such Holder has obtained prior approval from the IMCA. As discussed further below, to the extent a Holder acquires, becomes the Holder of or obtains control or direction over Ordinary Shares in excess of the Applicable Limit in breach of the Approval Requirement, such excess number of Ordinary Shares will automatically, upon the decision of the Board, be forfeited or become dormant shares (the consequences of which are explained below).

Intercure has adopted internal procedures designed to monitor ownership, control or direction and voting power of Holders and to identify any Holder of the Ordinary Shares in excess of the Applicable Limit. Following the end of each taxation year, every Holder holding a number of Ordinary Shares in excess of the Applicable Limit must provide Intercure with a written notice of such Holder’s name and address, the number of Ordinary Shares held and a description of the manner in which such Ordinary Shares are held.

There can be no assurance that the IMCA will consider the provisions contained in the Articles or these procedures as sufficient to avoid the automatic expiry of the IMCA licenses in the event that a Holder exceeds the Applicable Limit.

Solely for the purposes of the this section, a “Holder” means a person or group of persons acting together who, directly or indirectly, acquire, hold or maintain control or direction over Ordinary Shares, and shall include, if the Holder is a corporation, its subsidiaries and affiliated companies, or, if the Holder is an individual, her or his immediate family members who reside together or whose livelihood is dependent on one another, and for greater certainty shall also include any person or group of persons that acquires control of any such Holder, all within the meaning of such terms as they are used in, and interpreted and applied under Companies Law.

Dormant Shares1

Dormant shares shall not have attached to them any rights, privileges or benefits attached to the non-dormant Ordinary Shares during the period they are dormant, including the right to vote, the right to receive dividends or the right to participate in the liquidation and distribution of our assets upon dissolution, and shall remain dormant shares until such time as either (a) Intercure, in its sole discretion, are satisfied that the Holder has received the required approval from the IMCA, and that no prejudice to Intercure, its IMCA licenses, or otherwise, will arise as a result of such dormant shares regaining all of the rights, privileges and benefits attached to Ordinary Shares generally, or (b) such dormant shares have been transferred or sold by the Holder to a different Holder that does not exceed the Applicable Limit before and after such sale. Notwithstanding the foregoing, a Holder of dormant shares shall be entitled to sell any such dormant shares and retain the proceeds associated with such sale.

For greater certainty, if a Holder that exceeds the Applicable Limit is a group of persons acting together, the Ordinary Shares held by each member of such group will automatically become dormant shares on a pro rata basis within the group.

1Note: Dormant shares for the purpose hereof shall be regarded as shares with no voting rights, but shall continue to be owned by the shareholder and may be sold or transferred. Once such transfer results in such dormant shares being held by a holder whose ownership of Ordinary Shares does not exceed the Applicable Limit, such shares shall cease to be dormant shares.

IMCA Approval to Exceed the Applicable Limit

A Holder of dormant shares may, at any time, apply to the IMCA or by notice to Intercure, require Intercure to make an application for approval from the IMCA on such person’s behalf in order to seek approval to permit such Holder to acquire or hold Ordinary Shares in excess of the Applicable Limit. There is no assurance that the IMCA will provide such approval.

The procedures for seeking approval from the IMCA may include, among other things, police record checks and the submission of certain information to the IMCA and the Israeli police. Non-Israeli Holders may be subject to additional administrative and/or procedural requirements in obtaining the approval from the IMCA than would be required for Israeli Holders (such as the provision of certain declarations), and as a result the applications of non-Israeli Holders may be subject to longer processing times than those submitted by Israeli Holders.

ISSUED SHARES HELD BY INTERESTED PARTIES

Holder	Shares	Options (09/18)	Options (02/19)	Options (06/20)	Options (03/21)	Options (08/21)	Options	Fully	Holding Rate		Fully Diluted Holding Rate
							(09/22)	Executed	Capital	Voting	Capital	Voting
Alexander Rabinovich	11,969,260	-	-	822,836	-	-	460,000	13,252,096	26.26	26.26	26.08	26.08
Yael Figel	4,337,363	-	-	171,423	-	-		4,508,786	9.52	9.52	8.87	8.87
Lennie Greenbaum	6,743	4,046	-	-	-	-		10,788	0.01	0.01	0.02	0.02

MARKET FOR SECURITIES

Ordinary Shares

The Ordinary Shares are listed and posted for trading on the TSX under the symbol “INCR.U” and the Nasdaq and TASE under the symbol “INCR”. The following table shows the monthly range of high and low prices per Ordinary Share and total monthly volumes traded on the TSX, Nasdaq and TASE for the periods indicated:

TSX

Month	High	Low	Volume
January	$7.1	$5.45	61,186
February	$8	$6.05	546,011
March	$7.32	$6.07	56,694
April	$7.15	$5.73	25,875
May	$7.5	$5.6	65,443
June	$6.53	$5.77	10,942
July	$6.39	$5.61	2,278
August	$6.5	$5.19	18,996
September	$5.23	$4.22	9,802
October	$5.01	$4.61	3,330
November	$5.42	$4.73	5,268

Month	High	Low	Volume
January	$7.1	$5.45	61,186
February	$8	$6.05	546,011
March	$7.32	$6.07	56,694
December	$4.64	$3.35	7,909

TASE (NIS)

Month	High	Low	Volume
January	2,225	1,785	1,180,331
February	2,537	1,917	2,658,145
March	2,353	1,968	1,681,408
April	2,320	1,900	986,744
May	2,510	1,880	2,175,842
June	2,221	1,935	620,868
July	2,219	1,972	834,318
August	2,149	1,710	1,880,288
September	1,741	1,488	1,357,299
October	1,742	1,600	1,304,959
November	1,798	1,639	1,027,904
December	1,669	1,171	1,254,604

NASDAQ

Month	High	Low	Volume
January	$7.1	$5.42	437,085
February	$8.2	$6.03	2,832,897
March	$7.42	$5.83	1,180,172
April	$7.24	$5.72	375,423
May	$7.59	$5.51	2,537,404
June	$6.66	$5.6	703,391
July	$6.49	$5.64	333,142
August	$6.57	$5.09	2,659,942
September	$5.13	$4.14	1,084,540
October	$5.12	$4.54	704,224
November	$5.56	$4.51	590,869
December	$4.89	$3.27	545,744

PRIOR SALES

On February 16, 2022, Intercure issued 263,126 Ordinary Shares to Cannomed Medical Cannabis Industries Ltd. as consideration for the acquisition of Cannomed’s holdings, 55% of ‘Max Pharm’, 100% of a pharmacy in the process of receiving its license and 51% of ‘Hello Pharm’, a medical cannabis patient support center. The 263,126 Ordinary Shares were issued at a price of 21.15 NIS per share. The Ordinary Shares were subject to a four month hold period under applicable Canadian securities laws, expiring June 16, 2022.

On July 25, 2022, Intercure issued 86,385 Ordinary Shares at a subscription price of 21.30 NIS per Share and 89,234 Ordinary Shares at a subscription price of 20.62 NIS per share as second and third payments of the consideration for the acquisition of Pharma Zone trade house and pharmacy. On December 15, 2021 the first installment of 100,689 Ordinary Shares were issued at a subscription price of 24.83 NIS per share. The Ordinary Shares were subject to a four month hold period under applicable Canadian securities laws, expiring November 28, 2022.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER

The following table sets out information on the escrowed securities of the Company and the securities of the Company that are subject to a contractual restriction on transfer as of the date of this Annual Information Form:

Description of Class Shares	Number of Securities Held in Escrow or Subject to a Contractual Restriction on Transfer	Percentage of Class
Ordinary Shares	-	0%

DIRECTORS AND EXECUTIVE OFFICERS

Pursuant to the Articles, the Board shall consist of a minimum of five and a maximum of eleven directors, and shall include two external directors. The directors of the Company (excluding the external directors) shall hold office until the next annual meeting of Shareholders or until their resignation or removal or until their respective successors have been duly elected or appointed. Each external director serves for a term of three years unless his or her office is earlier vacated pursuant to the terms of Companies Law. Lennie Grinbaum holds office until September 3, 2024 and Gideon Hirschfeld holds office until September 3, 2024.

Name, Occupation and Security Holdings

The following are the names and municipalities of residence of Intercure’s directors and executive officers, corresponding start dates Intercure, and their principal occupations during the last five years:

Name and municipality of residence	Office held with Intercure	Director and/or Officer Since	Present principal occupation and positions held(2)
Ehud Barak	Chairman of the Board	September 2018	Chairman of Intercure and Canndoc(3)
Tel Aviv, Israel
Alexander Rabinovich	Chief Executive Officer, Director	October 2018	Chief Executive Officer of Intercure(4)
Bat Chen, Israel
David Salton(1)	Director	December 2014	Director(5)
Hod Hasharon, Israel
Lennie Grinbaum(1)	External Director	September 2015	External Director(6)
Ramat Hasharon, Israel
Gideon Hirschfeld(1)	External Director	November 2018	External Director(7)
Tel Aviv, Israel

Name and municipality of residence	Office held with Intercure	Director and/or Officer Since	Present principal occupation and positions held(2)
Alon Granot	Director	November 2020	Chief Executive Officer of Canndoc and Director(8)
Haifa, Israel
Amos Cohen	Chief Financial Officer	January 2020	Chief Financial Officer of Intercure(9)
Kiryat Ono, Israel
Rami Levy	Chief of Operations Canndoc Ltd.	August 2019	Chief of Operations (10)
Tel-Aviv, Israel
Asaf Ohyaon	Co-CEO Cannolam Ltd.	July 2020	Co-CEO Cannolam Ltd. (11)
Netanya, Israel
Ori Mimon	Co-CEO Cannolam Ltd.	July 2020	Co-CEO Cannolam Ltd. (12)
Herzliya, Israel

Notes:

(1)	Each is a member of Intercure’s Audit Committee, Compensation Committee and Nomination Committee.
(2)	Each of the persons has held these positions for five years other than as described below.
(3)	Ehud Barak serves as a director of several other companies.
(4)	Alexander Rabinovich served as CEO and director of a number of other private and public companies.
(5)	David Salton serves as independent director of ARAN Ltd. (TASE: 1085265) and Chief Executive Officer of Virility Medical.
(6)	Lennie Grinbaum also serves as a director of Parkomat Ltd,
(7)	Gideon Hirschfeld provides business development consulted to business development and consulting services for medium-sized businesses.
(8)	Alon Granot served as Canndoc’s Chief Executive Officer until December 2020 and Chief Financial Officer and Executive Vice President at Frutarom Industries Ltd. from 2001 – 2018.
(9)	Prior to joining Intercure, Amos Cohen was the CFO at Trendline Information and Communication Services Ltd., a TASE-listed company.
(10)	Prior to joining Canndoc, Rami Levy served as CEO in Plasgad Plastic Products ACS Ltd.
(11)	Prior to establishing Cannolam operations, Asaf Ohayon was an advocate in the medical cannabis and the capital market industries.
(12)	Prior to establishing Cannolam operations, Ori Mimon was managing income-producing real estate properties.

As if the date hereof, as a group, the directors and executive officers of the Company owned, controlled or directed, directly of indirectly, 11,969,260 Ordinary Shares, representing approximately 26.26% of the issued and outstanding Ordinary Shares, as of the date of this Annual Information Form. The foregoing does not take into account Ordinary Shares to be issued upon the potential exercise of options.

The following are brief biographies of the directors and executive officers of the Company:

Ehud Barak has served on Intercure’s Board of Directors as Chairman since March 2019. Mr. Barak also currently serves on the board of three other Israeli companies: Carbyne Ltd., Guardicore Ltd. and Cypertoka Ltd. Mr. Barak served as the tenth Prime Minister of Israel from 1999 to 2001. Before being elected Prime Minister, Mr. Barak completed an illustrious 36-year career in the Israeli Defence Forces (the “IDF”), as the most decorated soldier in its history. Mr. Barak served in top positions in the IDF, including Head of Planning, Head of Military Intelligence, Commander of the Central Command and Deputy Chief of General Staff. As Chief of the General Staff of the IDF, he was involved in the negotiation and implementation of the 1994 peace treaty with Jordan. Mr. Barak has also served Israel as Minister of the Interior, Minister of Foreign Affairs and Defense Minister. Mr. Barak holds a B.S. degree in mathematics and physics from the Hebrew University in Jerusalem and received his M.S.C in economic engineering systems from Stanford University. Since March 2013, he has served as founder and Chief Executive Officer of Ergo, a strategic consulting firm.

Alexander Rabinovich has served on Intercure’s Board of Directors since October 2018 and is also the Chief Executive Officer of Intercure. He has significant public company experience with both Nasdaq and TASE listed companies. Mr. Rabinovich is currently the Chief Executive Officer and director of Intercure and G.F.C Green Fields Capital Ltd., a public company listed on the TASE, engaged in investments in renewable energies. Mr. Rabinovich also serves on the board of directors of XTL Biopharmaceuticals Ltd., a public company listed on the Nasdaq, and, until 2014, served on the board of directors of Pilat Media Global PLC, a public company listed on TASE and on the Alternative Investment Market of the London Stock Exchange. Mr.

Rabinovich holds a B.A. degree in economics and accounting from the University of Haifa.

Alon Granot has served on Intercure’s Board of Directors since November 2020 and Canndoc’s board of directors since February 2019. Mr. Granot saved as Canndoc’s Chief Executive Officer from September 2019 to December 2020. From 2001 to 2018, Mr. Granot served as Chief Financial Officer and Executive Vice President at Frutarom Industries Ltd., or Frutarom, where he led mergers and acquisitions, business development and overall financial management until Frutarom was acquired for approximately $7.1 billion in 2018. From 2008 to 2016, Mr. Granot served as an external director at Inter Industries Ltd., a company that is publicly traded on the TASE. He also served as director in the semiconductor division of Kulicke & Soffa Industries, Inc., a public company listed on Nasdaq, from 1998 to 2001. Mr. Granot holds a B.A. in economics and business administration from Haifa University and received an M.A. in economics and business administration from Technion-Israel Institute of Technology.

Amos Cohen has served as Intercure’s Chief Financial Officer since March 2020. Mr. Cohen has over 15 years of financial and business experience, including as the CFO of Trendline Information and Communication Services Ltd., a TASE-listed company. Mr. Cohen has also served as the VP of finance at Walla (a Bazek group entity, which is the biggest telecommunications company in Israel) and as a director of FP&A at Reshet, the largest TV channel is Israel. Mr. Cohen holds a B.A. in economics from Ben-Gurion University and received an M.A. in accounting from College of Management Academic Studies.

David Salton has served as an independent director of Intercure Ltd. since December 2014. He has over twenty-five years of management experience related to investment banking, investment companies and funds, and start-up companies in the life science industry. In addition to Intercure, Mr. Salton serves as independent director of ARAN Ltd. (TASE: 1085265) and SHL Telemedicine Limited (SHLTN:SIX). Since October 2019, Mr. Salton has served as the Chief Executive Officer of Vilrility Medical, a startup company, developing consumer medical device. From 2009 to September 2019, Mr. Salton served as Chief Executive Officer and President of Dentack Implants Ltd. Mr. Salton has previously served as the Chief Executive Officer of DCL Technologies Ltd., an investment company (previously listed on TASE) and of Leumi Star Ltd., a public-non-listed venture fund. Mr. Salton also served as Chief Executive Officer of the following private companies: Dyn-Bioshaf Ltd.; Darely Pharmaceutical Ltd.; and DYN Diagnostics Holdings (2000) Ltd., and as board member of several companies listed on the TASE. Mr. Salton also served as the Deputy General Manager and Head of Investments Sector for Leumi Partners with $100 million under management and 25 portfolio companies in various sectors. Mr. Salton holds, B.Sc., Economics & Management degree from the Technion, Industrial Engineering faculty, Israel.

Lennie Michelson Grinbaum has served on Intercure’s Board of Directors as an external director since September 2015. Ms Grinbaum has in depth experience in Contract Research Organisation as a contract specialist and has worked for a subsidiary of a major Israeli financial institution. Ms. Grinbaum also servs as a director at Parkomat Ltd. And holds an LLB in Law and a BA in Business from The Interdisciplinary Center Herzliya as well as an MBA specializing in finance from Imperial College London.

Gideon Hirschfeld joined Intercure’s Board of Directors in 2018 as external director. Mr. Hirschfeld has extensive experience in business development for various corporations, such as the Israel Post, where he served as Director, Marketing and Business Development, from July 2009 until March 2016, the Israeli Basketball Super League Administration and Academon Stores Ltd. Prior to joining Intercure’s Board, Gideon initiated joint ventures for technology-based products and services, mainly in the logistics and distribution fields. Mr. Hirschfeld has a proven track record in financial matters related to current operations and short and long-range financial plans. Mr. Hirschfeld holds an MBA degree and MA degree in education as well as two BA degrees in international relations and political science from the Hebrew University in Jerusalem.

Rami Levy has serves as Canndoc’s chief of operations since July 2019. Mr. Levy has more then 20 years of lead management and operational experience at Netafim, the largest Israeli aggrotech company, expanding global operations development to more than 190 territories. Mr. Levy holds a BSc in in industrial engineers and MBA from Ben Gurion University.

Adv. Asaf Ohayon is the co-founder of Cannolam and serves as Cannolam’s Co-CEO. Mr. Ohayon holds a LLB and BA in business administration and law from the Interdisciplinary Center Herzliya.

Ori Mimon is the co-founder of Cannolam and serves as Cannolam’s Co-CEO. Mr. Mimon holds BA in business administration from the Interdisciplinary Center Herzliya.

Audit Committee Information

As at the date of this Annual Information Form, the audit committee (the “Audit Committee”) is comprised of three members, each of whom is and must at all times be financially literate within the meaning of NI 52-110:

Name	Independent?(1)	Financially Literate?(2)
David Salton	Yes	Yes
Lennie Michelson Grinbaum	Yes	Yes
Gideon Hirschfeld	Yes	Yes

Notes:

(1)	Pursuant to NI 52-110, a member of an audit committee is Independent if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member’s independent judgment.
(2)	An individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Relevant Education and Experience

Each member of the Company’s Audit Committee has adequate education and experience that will be relevant to his or her performance as an Audit Committee member and, in particular, the requisite education and experience that have provided the member with:

●	an understanding of the accounting principles used by the Company to prepare its financial statements;

●	the ability to assess the general application of the above noted principles in connection with estimates, accruals and reserves;

●	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements or experience actively supervising individuals engaged in such activities; and

●	an understanding of internal controls and procedures for financial reporting.

The relevant education and experience of each member of the Audit Committee is described as part of their respective biographies above under “Directors and Executive Officers”.

Israeli Law Matters Pertaining to Audit Committees

Under Companies Law, Intercure is required to appoint an Audit Committee. The Audit Committee must be comprised of at least three directors, including all of the external directors, one of whom must serve as chairman of the committee. Under Companies Law, the Audit Committee may not include the chairman of the Board, a controlling shareholder of the company or a relative of a controlling shareholder, a director employed by or providing services on a regular basis to the company, to a controlling shareholder or to an entity controlled by a controlling shareholder or a director most of whose livelihood depends on a controlling shareholder.

In addition, under Companies Law, the Audit Committee must consist of a majority of independent directors. In general, an “independent director” under Companies Law is defined as either an external director or as a director who meets the following criteria:

●	he or she meets the qualifications for being appointed as an external director, except for the requirement that the director be an Israeli resident (which does not apply to companies whose securities have been offered outside of Israel or are listed outside of Israel); and

●	he or she has not served as a director of the company for a period exceeding nine consecutive years, provided that, for this purpose, a break of less than two years in service shall not be deemed to interrupt the continuation of the service.

Companies Law further requires that generally, any person who does not qualify to be a member of the Audit Committee may not attend the Audit Committee’s meetings and voting sessions, unless such person was invited by the chairperson of the committee for the purpose of presenting on a specific subject; provided, however, that an employee of the company who is not the controlling shareholder or a relative of a controlling shareholder may attend the discussions of the committee, provided that any resolutions approved at such meeting are voted on without his or her presence. A company’s legal advisor and company secretary who are not the controlling shareholder or a relative of a controlling shareholder may attend the meeting and voting sessions, if required by the committee.

The quorum required for the convening of meetings of the Audit Committee and for adopting resolutions by the Audit Committee is a majority of the members of the Audit Committee, provided such majority is comprised of a majority of independent directors, at least one of whom is an external director.

Approval of Transactions with Related Parties

Under Companies Law, subject to the ratification of the Board, the approval of the Audit Committee is required to effect specified actions and transactions with office holders and controlling shareholders and their relatives, or in which they have a personal interest. The Audit Committee may not approve an action or a transaction with a controlling shareholder or with an office holder unless at the time of approval the Audit Committee meets the composition requirements under Companies Law.

Audit Committee Role

The Board has adopted an Audit Committee charter setting forth the responsibilities of the Audit Committee consistent with the rules of the SEC and the Nasdaq Marketplace Rules, which include, among others:

●	Retaining and terminating our independent auditors, subject to the ratification of the Board, and in the case of retention, to that of the shareholders;

●	Pre-approving of audit and non-audit services and related fees and terms, to be provided by the independent auditors;

●	Overseeing accounting and financial reporting processes and audits of financial statements, the effectiveness of internal control over financial reporting and making such reports as may be required of an audit committee under the rules and regulations promulgated under the Exchange Act;

●	Reviewing with management and our independent auditor our annual and quarterly financial statements prior to publication or filing (or submission, as the case may be) to the SEC;

●	Recommending to the Board the retention and termination of the internal auditor, and the internal auditor’s engagement fees and terms, in accordance with Companies Law as well as approving the yearly or periodic work plan proposed by the internal auditor;

●	Reviewing with the general counsel and/or external counsel, as deem necessary, legal and regulatory matters that could have a material impact on the financial statements;

●	Identifying irregularities in our business administration, inter alia, by consulting with the internal auditor or with the independent auditor, and suggesting corrective measures to the Board; and

●	Reviewing policies and procedures with respect to transactions (other than transactions related to the compensation or terms of services) between Intercure and its officers and directors, or affiliates of such officers or directors, or transactions that are not in the ordinary course of business and deciding whether to approve such acts and transactions if so required under Companies Law.

In general, and as further detailed under Companies Law, the Audit Committee is responsible for:

●	Determining whether there are deficiencies or irregularities in the business management practices of the company, including in consultation with the internal auditor or the independent auditor, and making recommendations to the board of directors to improve such practices;

●	Determining the manner of approval of non-critical transactions, including determining such types of transactions that will be subject to the committee’s approval;

●	Determining the approval process for transactions with a controlling shareholder or in which a controlling shareholder has a personal interest; and further transactions, as detailed under the Companies Law;

●	Determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is extraordinary or material under Companies Law);

●	Where the board of directors approves the working plan of the internal auditor, to examine such working plan before its submission to the board of directors and proposing amendments thereto;

●	Examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

●	Examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to the board of directors or shareholders, depending on specific terms of the Companies Law; and

●	Establishing procedures for the handling of employees’ complaints in connection with deficiencies in the management of the company’s business and the protection to be provided to such employees.

Audit Committee Charter

The Board has adopted a written charter for the Audit Committee (the “Charter of the Audit Committee”), which sets out the Audit Committee’s responsibility in reviewing and approving the financial statements of Intercure and public disclosure documents containing financial information and reporting on such review to the Board, ensuring that adequate procedures are in place for the reviewing of Intercure’s public disclosure documents that contain financial information, overseeing the work and reviewing the independence of the external auditors. The Charter of the Audit Committee complies with both the above Israeli legal requirements and Canadian legal requirements. The text of the Charter of the Audit Committee that has been adopted is attached as the “Appendix A” of this Annual Information Form.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Sections 2.4 (De Minimis Non-audit Services), 3.2 (Initial Public Offerings), 3.3(2) (Controlled Companies), 3.4 (Events Outside Control of Members), 3.5 (Death, Disability or Resignation of Audit Committee Member), 3.6 (Temporary Exemption for Limited and Exceptional Circumstances), 3.8 (Acquisition of Financial Literacy) of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 thereof.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year has the Audit Committee made a recommendation to nominate or compensate an external auditor not adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee, as part of its function in assisting the Board in fulfilling its oversight responsibilities (and without limiting the generality of the Audit Committee’s role), has the power and authority to pre-approve all audited and non-audit services to be provided by the external independent auditors, or delegate such pre-approval if and to the extent permitted by law.

Internal Auditor

Under Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the Audit Committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under Companies Law, the internal auditor cannot be an interested party or an office holder or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent auditor or its representative. An “interested party” is defined in the Israeli Securities Law (5728-1968) as: (i) a holder of 5% or more of the issued share capital or voting power in a company; (ii) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company; (iii) any person who serves as a director or chief executive officer of the company; or (iv) a corporation in which a person as aforesaid holds twenty-five percent or more of its issued share capital or of the voting rights therein or is entitled to appoint twenty-five percent or more of its directors. As of the date of this Annual Information Form, Intercure’s internal auditor is Mr. Yisrael Gewitz.

External Independent Registered Public Accounting Firm Service Fees

The Company’s Independent Registered Public Accounting Firm for the most recently completed financial year was Somekh Chaikin (member firm of KPMG International). The fees billed to the Company by its Independent Registered Public Accounting Firm for each of the fiscal years ended December 31, 2021 and December 31, 2022 are as follows:

Category of Fees (in NIS)	Year Ended December 31, 2022	Year Ended December 31, 2021
Audit fees(1)	NIS 1,200,000	NIS 1,130,000
Audit-related fees(2)	-	-
Tax compliance and preparation(3)	-	-
All other fees(4)	-	-

Notes:

(1)	The aggregate of fees billed for annual audit services relating to the audit of the Company.
(2)	The aggregate of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements which are not included under the heading “Audit Fees”.
(3)	The aggregate fees billed for professional services rendered for tax compliance and tax preparation, including the preparation of corporate tax returns.
(4)	The aggregate fees incurred for products and services other than set out under, “Audit fees” “Audit-related fees” and “Tax compliance and preparation”, including fees for other tax advice, tax planning and tax consulting.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, none of the directors or executive officers of the Company is, or has been within 10 years before the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any other company (including the Company) that:

(a)	was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

where “order” refers to a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 days.

To the knowledge of the Company, other than as set out below, none of the directors or executive officers of the Company, or a Shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)	is, as at the date of this Annual Information Form, or has been within the 10 years before the date of this Annual Information Form, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)	within the 10 years before the date of this Annual Information Form, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

David Salton was the CEO of Dentack Implants Ltd, a private Israeli company that underwent insolvency proceedings in January 2017. David was the CEO of the noted company as it underwent the proceedings and remained the CEO afterwards.

To the knowledge of the Company, none of the directors or executive officers of the Company or Shareholders holding a sufficient number of Ordinary Shares to affect materially the control of the Company has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Conflicts of Interest

To the knowledge of Intercure, there are no existing or potentially material conflicts of interest between Intercure or a subsidiary of Intercure and any director or officer of Intercure or of a subsidiary of Intercure, other than as described elsewhere in this Annual Information Form.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

From time to time we may be subject to legal proceedings and claims in the ordinary course of business.

We are currently a party to a number of lawsuits in Israel, summaries of all our ongoing material lawsuits are provided below.

Class Action - T.Z. 35676-08-19

On August 19, 2019, a motion for approval of a class action (the “Motion”) was filed against 17 companies (the “Companies”) operating in the field of medical cannabis, including Intercure. In the Motion, the Court is asked to certify the class as: “Any person to whom any of the respondents provided cannabis products whose concentrations of active substances were not accurately marked as customary in the pharmaceutical field, from December 1, 2015 until the date of approval of this claim.”

The applicant alleges that the Companies did not accurately label the concentration of active ingredients in their products. The grounds for claim alleged in the Motion are:

(a)	Restrictive arrangement contrary to Sections 2, 6-4 and 50(a) of the Economic Competition Law, 1988 (“Economic Competition Law”). The applicant claims that the Companies mark their products poorly in a collective manner, thereby creating a restrictive arrangement. The applicant claims that limiting the quantity and/or quality and/or type of their products has damaged the competition and the class.

(b)	Discrimination in violation of the provisions of section 19f(a)(3) of the Equal Rights for Persons with Disabilities Act, 1988 (“Disabilities Act”) by providing public services and/or providing a product under conditions that are inferior to those conditions generally provided. The applicant claims that the Companies discriminated against the class by providing a product of a pharmaceutical nature, in conditions that fall below those normally provided in medicines.

The damages claimed are NIS 685,740,000, or NIS 15,585 per member of the class (comprised of 44,000 consumers). In addition, the applicant sought from the Court the appointment of a representative attorney for him and the class, as the application for approval was filed without one.

The Companies have taken the position in their response that the threshold conditions for approval of a class action were not met, since there is no reasonable possibility that the causes of action in the Motion will be decided in favor of the class.

With respect to the cause of restrictive arrangement, the Companies argue:

(a)	The applicant did not prove the elements of a restrictive arrangement in accordance with the Economic Competition Law: “do business among people”, “may prevent or reduce competition in business”, the arrangement relates to “the amount of assets or services in the business, their quality or type”.

(b)	There was no arrangement between the Companies in any matter, especially regarding how to mark the packaging of medical cannabis products.

(c)	The restrictive arrangement (which the Companies denied) is minor and does not affect competition between companies.

With respect to the cause of discrimination, the Companies argue:

(a)	The applicant did not prove the elements of the provisions of section 19f(a)(3) of the Disabilities Act: Each cannabis consumer is “substantially restricted in its function in one or more areas of life.” It is not self-evident that each consumer’s function is substantially limited. In any case, this element requires an individual investigation of each consumer, an investigation which is out of place in a class action procedure.

(b)	The applicant did not prove the elements of the provisions of section 19f(a)(3) of the Disabilities Act: “The product is provided in conditions that fall below those where it is normally provided”. If, as the applicant claims, all products are provided under the same conditions (which he argues are defective) then there are no conditions that fall below other conditions. The conditions are the same for any group of people, regardless of disability.

A final issue raised by the Companies concerns the way in which the Motion was submitted. A condition for approval of the Motion is that the class be represented in an adequate and good faith manner. In the absence of a representative attorney, this condition cannot be examined. Therefore, the Motion does not meet the conditions for its approval. Although the applicant asks the Court to appoint him and the class a representative attorney, this is not usual practice. The Court may order a replacement of a representative attorney or addition of a representative, but the appointment of a representative attorney, which was not there in the first place, is extremely unusual. In particular, the question arises as to how it can be said that the group is adequately represented when it was not originally filed by an attorney who examined and prepared the Motion.

On July 14, 2021 a hearing was held. The Court recommended that the parties negotiate independently in order to avoid litigation, and if negotiations fail, then begin mediation proceedings. The parties agreed to follow the Court’s recommendations. The negotiations between the parties have not yet begun.

On March 14, 2022 the applicant filed a request to amend the application for approval of a class action (“the request for amendment”), in which he requested, as follows: (A) the applicant’s claims in the amended approval application relate to a breach of the labeling obligation on cannabis products, and the group definition be amended accordingly; (B) the motion to approve a class action shall include grounds for breach of statutory duty and unjust enrichment; (C) the applicant will attach to the amended application for approval a class action an expert opinion. A copy of the amended request for the approval a class action was not attached to the request for amendment.

The judge has disqualified herself from hearing the case, and therefore, the case will be redirected. In view of the arguments raised in the Motion and the possible defenses and given the very early stage in which the procedure is at, the chances of approval of the Motion cannot be assessed. In any case, we are not able to assess the chances of the claim being ultimately accepted, to the extent that the Motion is approved.

Supreme Court of Justice 2335/19

On October 6, 2019 the Company received a decision regarding a petition that was filed against the MOH concerning the new regulatory framework of the cannabis market. The petition, filed by an organized group of patients, asks that the Court:

(a)	require the MOH to immediately suspend the implementation of the new regulation that disproportionately harms the medical cannabis patients;

(b)	declare that the implementation of the new regulation, as currently drafted, would constitute a violation of constitutional rights of the medical cannabis patients;

(c)	require the MOH to amend the flaws of the new regulation, prior to becoming effective; and

(d)	order the MOH to establish new regulations regarding labeling and use of pesticides.

The Company has been attached to the proceedings as a respondent, and filed its response to the petition on November 12, 2019. The decision extended the validity of patient licenses until the earliest of March 31, 2020 or 10 days after the date the MOH comes to a conclusion regarding the price control of medical cannabis products (the “interim injunction”).

On December 5, 2020, the Court clarified that the October 6, 2019 interim injunction imposes a duty on the MOH, Ministry of Agriculture and on the medical cannabis manufacturing and supply companies to continue to supply medical cannabis to license holders whose licenses expire on July 31, 2019 until the date the injunction expires, on the terms and prices that were customary under the “old regulation”.

On December 13, 2019, the Company (together with Focus Medical Herbs Ltd., which subsequently withdrew from the application) filed an urgent request for instructions and to hold an urgent hearing regarding the implementation of the decision from October 6, 2019.

On March 8, 2020, the Court decided to extend, the validity of the interim injunction, so that the medical cannabis use licenses, which were previously extended under the injunction, would continue to be valid until May 15, 2020 or ten days after the Prices Committee’s decision on the matter before it, whichever comes first, or until another Court decision.

The Court also decided that, to the extent required, license holders would be subject to medical surveillance by the attending physician, details of which would be included in the patient’s existing medical cannabis use license.

On, May 4, 2020 the Court decided that the petitioner and the other interested parties would be required to submit their response to a request to further extend the injunction. On May 7, 2020, the Company (together with Respondents 3, 10, 117 and 12) submitted its response in which it agreed to the request to extend the date. However, the Company objected to extending the validity of the interim injunction beyond the prescribed date.

On March 25, 2021, the respondents represented by the State Attorney’s Office filed a notice stating that the Prices Committee had come to a decision against imposing price controls on medical cannabis products. However, the Prices Committee announced that it will issue an RFI to the corporations engaged in the medical cannabis market and assess the market every six months. The respondents represented by the State Attorney’s Office believe that the appeal should be rejected and the interim injunction should be canceled.

Following a request submitted by the petitioner, on November 25, 2021 the Court determined that the interim injunction would extend until March 1, 2022.

On November 1, 2021 the Medical Cannabis Association filed a motion for a further hearing regarding the Court ruling on 2335/19. The petitioner also submitted a request for an exemption from the obligation to pay a fee or deposit.

On February 9, 2022, the petitioner submitted an urgent request for a ruling by the Court as well as a request to extend the validity of the interim injunction, for at least three additional months.

On February 24, 2022 the court overruled the request for a further hearing in the petition, as well as additional requests to extend the validity of the interim injunction.

Class Action 56441-05-20 (Tel Aviv District) Shenhav Industries Ltd. v. Intercure Ltd.

In May 2020, an application to approve a class action lawsuit against Intercure and its officers was filed with the Tel- Aviv district court. The main claim of the applicant was that Intercure violated its obligations regarding reports to the public, in according with the Israeli Securities Law and its regulations, regarding material events and developments with material implications for the value of its holding in Regina Pharma Ltd. The plaintiff alleges that the non- disclosure of the information amounts to a breach of the duty of disclosure by Intercure and its officers. According to the application, the shareholders of Intercure were misled and the suffered personal damages in the amount 88 million NIS.

Intercure’s position is that the disclosure made about Regina Pharma Ltd. did not breach Israeli Securities Laws for a number of reasons, including the fact that it was made when the company had sufficient information to ensure that the disclosure is appropriate. In January 2021, a preliminary hearing was held in which the court proposed the parties turn to an expert who would examine the issue of the claim to damages. The proceeding is ongoing. Request for dismissal of the lawsuit was denied and, according to the court’s decision of March 8, 2021, the court will appoint an expert unless the parties decide on one. The expert provided the parties with his legal opinion on July 11, 2021. Following the Company’s response to the expert’s legal opinion, the expert revised the maximum damages to 264,797 NIS. A court hearing was held following the expert’s opinion, during which the expert was questioned about his opinion, among other things. Following the discussion of evidence and the expert’s investigation, contacts were established between the parties. On December 2, 2022, the Tel Aviv District Court approved a consent motion to withdraw the class action, without any payment to the plaintiff from the Company.

Procedure No.: Civil lawsuit (Shalom Kafar-saba) 18673-12-20, Natalie Buskila v. Canndoc.

A lawsuit was filed with the Magistrate Court of Kfar Saba on December 8, 2020 against Canndoc, claiming damages of 2,271,310 NIS. The plaintiff claims that Canndoc fundamentally breached a cooperation agreement between the parties. The allegations are that Canndoc was to purchase from the plaintiff goods weighing 386.5kg, the value of which according to the agreement was approximately 2,241,700 NIS (including VAT). The plaintiff also requested additional remedies for alleged breach of Canndoc’s contractual obligation to provide the plaintiff with seedlings. Canndoc’s position is that the agreement was breached by the plaintiff who did not comply with Canndoc’s guidelines, as required by the agreement, and therefore the product was deficient. The parties to the lawsuit were sent to mediation. Mediation efforts were unsuccessful and the parties returned to court. On July 12, 2022, and after assessing all damages Canndoc sustained due to Buskila’s non-compliance with the agreement, Canndoc filed a counterclaim against Buskila claiming damages of 7,360,867 NIS. As part of the counterclaim, Canndoc asserts that Buskila must compensate it for damages caused by, among others, loss of profits, work performed on the goods and Infringement of proprietary rights. In response to the counterclaim, Buskila submitted a statement of defense on November 20, 2022.

A preliminary hearing was held on December 5, 2022, and the court decided to refer the parties to another mediation attempt to conclude both proceedings. After the mediation meeting failed, the parties returned to court. On March 29, 2023, an evidentiary hearing took place, at which each party’s witnesses were cross-examined.

Insolvency 57752-07-22 Regarding Cantek Group.

On July 27, 2022 Cantek Group companies (the “Cantek Group”) filed a request for a debt settlement with their creditors, and for a stay of proceedings order in accordance with the Insolvency and Economic Rehabilitation Law, all as a result of large debts accumulated by the Cantek Group.

On July 31, 2022, the court issued a stay of proceedings order against the Cantek Group and appointed a settlement manager to assist in settling the debts of the Cantek Group. Intercure and Canndoc filed a debt claim against the Cantek Group in September 2022 totaling 3,501,659 NIS, which is secured by a permanent first-degree lien on one of Cantek Group’s rights on the property pledged to Intercure for the payment of a debt owed to Intercure.

A creditors gathering headed by the settlement manager of the Cantek Group was held on November 16, 2022 to approve a debt settlement that had been proposed by the Cantek Group itself, but Intercure objected to the proposed settlement, as it treated the creditors of the Cantek Group the same, disregarding the different entities within the Cantek Group, its different creditors and their securities. The proposed settlement would have adversely affected Intercure’s status due to Intercure’s opposition to the proposed settlement, the debt settlement was not passed by the required majority.

Upon the failure of the settlement, negotiations between the settlement manager and Intercure were conducted, and it was agreed that the assets of one of the Cantek Group companies of which Intercure is a creditor will be used by the creditors of that company only, rather than creating a single economic entity.

Civil Claim 32573-02-23 Intercure Ltd. & Canndoc Ltd. vs. Cann Pharmaceutical Ltd.

On February 14, 2023, the Company filed a statement of claim (“SoC”) against Cann Pharmaceutical Ltd. (“Cann”) with the Tel-Aviv Magistrate Court.

In the SoC, the Company argues that Cann owes the Company a substantial debt of NIS 7,875,189 due to written agreements and commitments made by the parties that Cann violated.

As part of the SOC, remedies are sought in relation to, inter alia, loans that the Company provided to Cann as well as cultivation services that the Company provided to Cann.

The deadline for filing Cann’s Statement of Defense is April 23, 2023.

Civil Claim 12895-03-23 Geffen Residence & Renewal Ltd. (former: Kanomed Medical Cannabis Industries Ltd.) vs. Intercure Ltd.

A statement of claim was filed by Geffen Residence & Renewal (“Geffen”) with the Tel-Aviv district court on March 6, 2023. According to Geffen, Intercure fundamentally breached a purchase agreement signed between the parties in 2021. It is alleged that Intercure has failed to pay Geffen the full consideration for the assets received from Geffen under the agreement. The position of Intercure is that the agreement was breached by Geffen after it gave Intercure false representations under the agreement and did not meet the closing condition that was stipulated in the contract. Intercure will exhaust all its rights in order to recover damages suffered under the agreement. The deadline for Intercure to file its Statement of Defense and counterclaim is May 7, 2023.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as described in this Annual Information Form, there are no material interests, direct or indirect, of any of the Company’s directors or executive officers, any shareholder that beneficially owns, or controls or directs (directly or indirectly), more than 10% of any class or series of the Company’s outstanding voting securities, or any associate or affiliate of any of the foregoing persons, in any transaction within the three years before the date hereof that has materially affected or is reasonably expected to materially affect the Company or any of its subsidiaries.

TRANSFER AGENT AND REGISTRAR

The Company’s transfer agent and registrar is TSX Trust Company located at 100 Adelaide Street West, Suite 301, Toronto, Ontario M5H 4H1.

MATERIAL CONTRACTS

The following are the only material agreements of the Company entered into within the last financial year or still in effect, other than contracts entered into in the ordinary course of business:

●	Arrangement Agreement

●	Northern Kibbutz License

●	Southern Kibbutz License

Copies of the foregoing documents are available under Subversive LP’s profile on SEDAR at www.sedar.com.

INTEREST OF EXPERTS

Somekh Chaikin (member firm of KPMG International) has audited the consolidated financial statements of the Company as at December 31, 2022 and for the year then ended. Somekh Chaikin is independent with respect to the Company within the meaning of the United States Securities Act of 1933, as amended and the applicable rules and regulations thereunder adopted by the Securities Exchange Commission and the Public Company Accounting Oversight Board (United States).

ADDITIONAL INFORMATION

Additional information relating to the Company may be found at SEDAR, which can be accessed at www.sedar.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, will be contained in the Company’s information circular for its upcoming annual meeting of Shareholders. Additional financial information is provided in the Company’s financial statements and management’s discussion and analysis for the financial year ending December 31, 2022.

GLOSSARY OF TERMS

“Aphria” means Aphria Inc.;

“Applicable Limit” has the meaning set out under the heading “Description of Capital Structure – Ordinary Shares”;

“Approval Requirement” has the meaning set out under the heading “Description of Capital Structure – Ordinary Shares”;

“Arrangement Agreement” has the meaning set out under the heading “General Development of the Business”;

“Articles” means the Company’s amended and restated articles of association and memorandum, as may be amended from time to time in accordance with applicable law;

“Audit Committee” has the meaning set out under the heading “Directors and Executive Officers - Audit Committee Information”;

“BfArM” means the new subunit within Germany’s Federal Ministry of Health that is tasked with the regulation of pharmaceutical-grade dried cannabis and cannabis extracts;

“Bio Max Pharm” means Bio Max Pharm Ltd.;

“Board” or “Board of Directors” means the board of directors of the Company; “BtMG” means the Federal Narcotics Act (Betäubungsmittelgesetz), a German law;

“cannabis” means all parts of the plant Cannabis sativa L. containing more than 0.3 percent THC, including all compounds, manufactures, salts, derivatives, mixtures, or preparations;

“Cann” means Cann Pharmaceutical Ltd.;

“Canndoc” means Canndoc Ltd., a company incorporated pursuant to the laws of Israel, and a wholly-owned subsidiary of Intercure;

“Cannolam” means Cannolam Ltd., a company incorporated in October 2018 pursuant to the laws of Israel, of which Intercure holds 50.1% of the issued and outstanding shares;

“Cantek Group” has the meaning set out under the heading “Legal Proceedings and Regulatory Actions”; “CBD” means cannabidiol, a component of Cannabis;

“Charlotte’s Web” means Charlotte’s Web Inc.;

“Charlotte’s Web Agreement” has the meaning set out under the heading “Description of the Business – Exclusive Partnerships”;

“Charter of the Audit Committee” has the meaning set out under the heading “Audit Committee Information”;

“Clever Leaves Agreement” has the meaning set out under the heading “General Development of the Business”;

“Companies Law” means the Israeli Companies Law, 5759-1999, as amended from time to time;

“Compensation Committee” means the compensation committee of Intercure, which is responsible for assisting the Board and overseeing human resources and compensation policies, process and practices;

“CSA” means the Controlled Substances Act (21 U.S.C. § 811);

“CSIEA” means the Controlled Substances Import and Export Act (19 C.F.R. §162.61);

“Decision” has the meaning set out under the heading “Risk Factors – Risks Related to Our Incorporation and Operations in Israel”

“Disabilities Act” means the Equal Rights for Persons with Disabilities Act, 1988;

“Economic Competition Law” means the Economic Competition Law, 1988;

“EU-GMP standards” means the Good Manufacturing Practice of the European Union;

“Exchange Act” means the Securities Exchange Act of 1934 (48 Stat. 881 (codified as amended at U.S.C. § 78a));

“forward-looking information” has the meaning set out under the heading “Introduction – Forward-looking Information”;

“Fotmer” means Fotmer Corporation S.A.;

“Fotmer Agreement” has the meaning set out under the heading “Description of the Business – Exclusive Partnerships”;

“Geffen” means Geffen Resident & Renewal;

“German Distribution Agreement” has the meaning set out under the heading “Description of the Business – Sales and Distribution”;

“GMP standards” means the good manufacturing practice standards, designed to minimize the risks involved in any pharmaceutical production that cannot be eliminated through testing the final product;

“Holder” has the meaning set out under the heading “Description of Capital Structure – Ordinary Shares”;

“IDF” means the Israeli Defence Force;

“IMC-GAP standards” means Israel Medical Cannabis-Good Agriculture Practices;

“IMC-GCP standards” means Israel Medical Cannabis-Good Clinical Practice;

“IMC-GDP standards” means Israel Medical Cannabis-Good Distribution Practice;

“IMC-GMP standards” means Israel Medical Cannabis-Good Manufacturing Practice;

“IMC-GSP standards” means Israel Medical Cannabis-Good Security Practices;

“IMCA” means the Israeli Medical Cannabis Agency;

“IMCA Licenses” has the meaning set out under the heading “Risk Factors – Risks Related to Ownership of Our Ordinary Shares”;

“Independent” means independent as defined in NI 58-101;

“Intercure” means Intercure Ltd.;

“Israeli Cannabis Legal Regime” has the meaning set out under the heading “Description of Capital Structure – Ordinary Shares”;

“Israeli DDO” means the Israeli Dangerous Drugs Ordinance [New Version], 5733-1973;

“kibbutz” means an Israeli collective agricultural community;

“Land Administration” means the Israel Land Administration, the government authority responsible for managing land in Israel which is in the public domain;

“medical-use cannabis” means the herbal substance derived from plants of the genus Cannabis that is used as part of the treatment for a specific symptom or disease;

“MOH” means the Israeli Ministry of Health;

“Money Laundering Control Act” means the Money Laundering Control Act of 1986 (Public Law 99-570, 100 Stat. 3207);

“Narcotics Convention” means the United Nations Single Convention on Narcotic Drugs of 1961;

“Nasdaq” means The Nasdaq Global Market;

“Nasdaq Marketplace Rules” means the rules, regulations, interpretations and practices of the National Association of Securities Dealers, Inc. and the Nasdaq;

“New Regulations” means the regulations published by the IMCA in 2016;

“NI 52-109” means NI 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings; “NI 52-110” means National Instrument 52-110 Audit Committees;

“NIS” means the Israeli New Shekel, the currency of Israel;

“Northern Kibbutz Facility” has the meaning set out under the heading “Description of the Business – Our Operation”;

“Northern Kibbutz License” has the meaning set out under the heading “Description of the Business”;

“Ordinary Shares” means Ordinary Shares in the capital of the Company;

“Organigram” means Organigram, Inc.;

“Organigram Agreement” has the meaning set out under the heading “Description of the Business – Exclusive Partnerships”;

“Organigram Initial Period” has the meaning set out under the heading “Description of the Business – Exclusive Partnerships”;

“Patent Law” means the Israeli Patent Law, 5727-1967;

“PIPEDA” means the Personal Information Protection and Electronics Documents Act (Canada) S.C. 2000, c. 5;

“Plant Convention” means the international convention with respect to the Protection of New Varieties of Plants;

“Resolution 2018/2775(RSP)” has the meaning set out under the heading “Regulatory Overview – The European Union”;

“Sarbanes-Oxley Act of 2002” means the Sarbanes-Oxley Act of 2002 (Public Law 107-204, 116 Stat. 745);

“SEC” means the Securities and Exchange Commission;

“Section 404” means Section 404 of the Sarbanes-Oxley Act of 2002;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Shareholders” means the holders of Ordinary Shares of the Company;

“SLE” means Salomon Levin & Elstein Ltd.;

“Southern Kibbutz Facility” has the meaning set out under the heading “Description of the Business – Our Operation”;

“Southern Kibbutz License” has the meaning set out under the heading “Description of the Business”;

“SPAC Transaction” has the meaning ascribed to it under the heading “General Development of the Business”;

“Subversive LP” means Subversive Acquisition LP (formerly Subversive Real Estate Acquisition REIT LP);

“Super Pharm” means Super-Pharm Ltd.;

“Super Pharm Agreement” has the meaning set out under the heading “Description of the Business – Sales and Distribution”;

“TASE” means the Tel Aviv Stock Exchange;

“THC” means delta-9-tetrahydrocannabinol and its isomers and stereoisomers;

“Tilray” means Tilray, Inc.;

“Tilray Agreements” has the meaning set out under the heading “Description of the Business – Exclusive Partnerships”;

“Tilray Portugal” means Tilray Portugal Unipessoal LDA, a wholly owned subsidiary of Tilray.

“TSX” means the Toronto Stock Exchange;

“UK Partner” has the meaning set out under the heading “General Development of the Business”; and

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

APPENDIX A

INTERCURE LTD.

CHARTER OF THE AUDIT COMMITTEE

OF THE BOARD OF DIRECTORS

(the “Charter”)

I.	PURPOSES.

The purposes of the audit committee (the “Audit Committee”) of the board of directors (the “Board”) of Intercure Ltd. (the “Company”) shall be as provided for in the Israeli Companies Law, 5759-1999 (the “Companies Law”) and in National Instrument 52-110 – Audit Committees (“52-110”) of the Canadian Securities Administrators (the “CSA”). Subject to the provisions of the Companies Law, the primary function of the Audit Committee is to assist the directors of the Company in fulfilling their applicable roles by:

1.	Recommending to the Board the appointment and compensation of the Company’s external auditor;

2.	Overseeing the accounting and financial reporting processes of the Company and the work of the internal or external auditors, including the resolution of disagreements between the internal or external auditors and management;

3.	Pre approving all non-audit services (or delegating such pre-approval if and to the extent permitted by law) to be provided to the Company by the Company’s external auditor;

4.	Meeting and receiving reports from both the internal and external auditors dealing with matters that arise in connection with their audits;

5.	Satisfying themselves that adequate procedures are in place for the review of the Company’s public disclosure of financial information, other than those described in (8) below, extracted or derived from its financial statements, including periodically assessing the adequacy of such procedures;

6.	Establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls or auditing matters, and for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

7.	Reviewing and approving any proposed hiring of current or former partner or employee of the current and former auditor of the Company;

8.	Reviewing and approving the annual and interim financial statements, related Management Discussion and Analysis (“MD&A”) and other financial information provided by the Company to any governmental body or the public;

9.	Monitoring deficiencies in the management of the Company, inter alia, in consultation with the external auditor and internal auditor, and advise the Board on how to correct the deficiencies;

10.	Deciding whether to approve and recommend to the Board to approve engagements or transactions that require audit committee approval under the Companies Law, relating generally to certain related party transactions;

11.	Deciding as to what transactions shall be considered as “Extraordinary Transactions” as such term is defined in the Companies Law in connection to related party transaction; and

12.	Conducting any investigation appropriate to fulfilling its responsibilities, and have direct access to the external auditor as well as anyone in the organization.

In addition, the Audit Committee will undertake those specific duties and responsibilities required under the rules and regulations of the Toronto Stock Exchange, Nasdaq Stock Market, those listed below and such other duties as the Board may from time to time prescribe.

The Audit Committee should primarily fulfill these roles by carrying out the activities enumerated in this Charter. However, it is not the duty of the Audit Committee to prepare financial statements, to plan or conduct internal or external audits, to determine that the financial statements are complete and accurate and are in accordance with International Financial Reporting Standards, to conduct investigations, or to assure compliance with laws and regulations or The Company’s internal policies, procedures and controls, as these are the responsibility of management, and in certain cases, the internal or external auditor.

II.	LIMITATIONS ON AUDIT COMMITTEE DUTIES

In contributing to the Audit Committee’s discharge of its duties under this Charter, each member of the Audit Committee shall be obliged only to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Nothing in this Charter is intended to be, or may be construed as, imposing on any members of the Audit Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which the directors are subject.

Members of the Audit Committee are entitled to rely, absent actual knowledge to the contrary, on (i) the integrity of the persons and organizations from whom they receive information, (ii) the accuracy and completeness of the information provided, (iii) representations made by management as to the non-audit services provided to the Company by the external auditor, (iv) financial statements of the Company represented to them by a member of management or in a written report of the external auditors to present fairly the financial position of the Company in accordance with generally accepted accounting principles, and (v) any report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by any such person.

III.	MEMBERSHIP.

Subject to the provisions of the Companies Law concerning the appointment and qualifications required from the Audit Committee members, such members will be appointed by, and will serve at the discretion of, the Board. The Audit Committee will consist of at least three members of the Board. Members of the Audit Committee must meet the following criteria (as well as any other criteria required by applicable law):

1.	Each member will be independent, as defined in (i) 52-110 (ii) Nasdaq Rule 5605, (iii) Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended, and (iv) the rules and regulations of the SEC (or exempt therefrom);

2.	Each member will be free of any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Audit Committee;

3.	Each member will be “financially literate” within the meaning of 52-110 and will be able to read and understand fundamental financial statements, in accordance with Nasdaq rules, and to the extent Article VII below shall not apply, also the Companies Law;

4.	No member has participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years;

5.	At least one member should have accounting or related financial management expertise and will qualify as an audit committee financial expert, under Nasdaq and SEC rules and regulations; and

6.	To the extent Article VII below shall not apply, all of the Company’s external directors (“dahatzim”), as defined under the Companies Law, will be members of the Audit Committee and one of them shall serve as chairperson of the Audit Committee.

Subject to the provisions of the Companies Law concerning the appointment and qualifications required from the Audit Committee members, the Board shall annually appoint the members of the Audit Committee as soon as practical after the Company’s annual meeting of shareholders. Unless a Chair of the Audit Committee (the “Chair”) is elected by the full Board, the members of the Audit Committee may designate a Chair by majority vote of the full Audit Committee membership.

In addition, the Audit Committee members should meet all of the requirements for members of audit committees as defined from time to time under applicable legislation and the rules of any stock exchange on which the Company’s securities are listed or traded.

Without limiting the foregoing, to the extent Article VII below shall not apply, the following persons may not serve on the Audit Committee:

1.	The chairperson of the Board;
2.	Any person who is a holder of control (as defined in the Companies Law) or a relative of such a person;
3.	Any person who has any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Audit Committee; and
4.	Any employee or executive in the Company.

IV.	RESPONSIBILITIES.

As part of its function in assisting the Board in fulfilling its oversight role (and without limiting the generality of the Audit Committee’s role), the responsibilities of the Audit Committee shall include the following:

1.	Determining any desired agenda items;

2.	Reviewing and recommending to the Board changes to this Charter, as considered appropriate from time to time;

3.	Reviewing on a continuing basis the adequacy of the Company’s system of disclosure controls and procedures and internal control over financial reporting frameworks, including meeting periodically with the Company’s management and external auditor to review the adequacy of such controls, and reviewing before release the disclosure regarding such system of internal controls required under SEC rules to be contained in the Company’s periodic filings and the attestations or reports by the external auditor relating to such disclosure (to the extent such attestations or reports are required under applicable law);

4.	Submitting the minutes of all meetings of the Audit Committee to the Board upon request;

5.	Reviewing and recommending to the Board for approval the Company’s annual and interim financial statements, including any certification, report, opinion, undertaking or review rendered by the external auditor and the related MD&A, as well as such other financial information of the Company provided to the public or any governmental body as the Audit Committee or the Board require;

6.	Reviewing other financial information provided to any governmental body or the public as they see fit;

7.	Reviewing, recommending and approving any of the Company’s press releases that contain financial information;

8.	Ensuring that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and related MD&A and periodically assessing the adequacy of those procedures;

9.	Recommending to the Board the selection of the external auditor, and reviewing the fees and other compensation to be paid to the external auditor;

10.	Reviewing the qualifications, performance and independence of the Company’s external auditor;

11.	Pre-approving audit and non-audit services provided to the Company by the external auditor. The Audit Committee shall also review and approve disclosures relating to fees and non-audit services required to be included in the Company’s public disclosure. Subject to the Board and shareholder approval if and to the extent required by applicable law, the Audit Committee shall have the authority to approve all audit engagement fees and terms and all non-audit engagements, as may be permissible, with the external auditor;

12.	Reviewing the performance of the external auditor and any proposed discharge of the external auditor when circumstances warrant;

13.	Reviewing on a continuing basis the activities, organizational structure and qualifications of the Company’s internal audit/financial control function;

14.	Periodically consulting with the external auditor out of the presence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the financial statements, including the adequacy of internal controls to expose any payments, transactions or procedures that might be deemed illegal or otherwise improper;

15.	Reviewing and providing guidance with respect to the independent audit and the Company’s relationship with its external auditor by (i) reviewing the external auditor’s proposed audit scope and approach; (ii) obtaining on a periodic basis a formal written statement from the external auditor regarding relationships and services with the Company which may impact independence and presenting this statement to the Board; (iii) actively engaging in a dialogue with the external auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the external auditor and recommending that the Board take appropriate action to satisfy itself with regard to the external auditor’s independence; (iv) discussing with the Company’s external auditor the financial statements and audit findings, including any significant adjustments, management judgments and accounting estimates, significant new accounting policies and disagreements with management and any other matters required to be discussed by applicable standards of the Canadian Public Accountability Board and Public Company Accounting Oversight Board; and (v) reviewing reports submitted to the Audit Committee by the external auditor in accordance with applicable securities law requirements;

16.	Following completion of the annual audit and quarterly reviews, reviewing separately with each of management and the external auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and, if applicable, reviews, including any restrictions on the scope of work or access to required information and the cooperation that the external auditor received during the course of the audit and, if applicable, reviews;

17.	Reviewing the integrity of the financial reporting processes, both internal and external, in consultation with the external auditor as they see fit;

18.	Considering the external auditor’s judgments about the quality, transparency and appropriateness, not just the acceptability, of the Company’s accounting principles and financial disclosure practices, as applied in its financial reporting, including the degree of aggressiveness or conservatism of its accounting principles and underlying estimates, and whether those principles are common practices or are minority practices;

19.	Reviewing with management and the external auditor the Company’s accounting policies and any changes that are proposed to be made thereto, including all critical accounting policies and practices used, any alternative treatments of financial information that have been discussed with management, the ramification of their use and the external auditor’s preferred treatment and any other material communications with management with respect thereto;

20.	Overseeing compliance with the requirements of applicable securities regulators for disclosure of the external auditor’s services and Audit Committee members, member qualifications and activities;

21.	Reviewing with management and the external auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports that raise material issues regarding the Company’s financial statements, internal controls, auditing matters, or accounting policies;

22.	Enforcing the Company’s external auditor’s accountability to the Audit Committee and instructing the external auditor that they are to directly report to the Audit Committee;

23.	Monitoring the relationship between management and the external auditor including reviewing any management letters or other reports of the external auditor and discussing any material differences of opinion between management and the external auditor. The Audit Committee shall be responsible for the resolution of any disagreement between management and the external auditor regarding financial reporting, for the purpose of preparing or issuing an audit report or related work;

24.	Reviewing the Company’s policies relating to the avoidance of conflicts of interest and reviewing past or proposed transactions between the Company, members of the Board and management as well as internal control policies and procedures with respect to officers’ use of expense accounts and perquisites, including the use of corporate assets. The Audit Committee shall consider the results of any review of these policies and procedures by the Company’s external auditor;

25.	Providing oversight to the Company’s chief financial officer;

26.	Reviewing any auditing or accounting issues concerning the Company’s employee benefit plans;

27.	If necessary, instituting special investigations relating to financial statements or accounting policies with full access to all books, records, facilities and personnel of the Company;

28.	As appropriate, obtaining advice and assistance from outside legal, accounting or other advisors, and retaining such persons to provide such services. The Company shall provide appropriate funding to the Audit Committee to pay the advisors;

29.	Reviewing all material balance sheet issues, material contingent obligations (including those associated with material acquisitions or dispositions) and material related party transactions;

30.	Reviewing and approving in advance any proposed related party transactions to the extent required under the Companies Law and Nasdaq and other rules;

31.	Establishing and maintaining free and open means of communication between the Audit Committee, the Company’s external auditor, the Company’s internal audit/financial control department and management with respect to auditing and financial control matters, including providing such parties with appropriate opportunities to meet privately with the Audit Committee;

32.	Establishing procedures for receiving, retaining and treating complaints received by the Company regarding accounting, internal accounting controls or auditing matters and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

33.	Reviewing and assessing on an annual basis the adequacy of its own Charter, structure, processes and membership requirements;

34.	Determining the appropriate funding to be provided by the Company for payment of compensation to any legal, accounting or other advisors employed by the Audit Committee;

35.	Reviewing and discussing periodically with management all material off-balance sheet transactions, arrangements, obligations (including contingent obligations) and other relationships of the Company with unconsolidated entities or other persons, that may have a material current or future effect on financial condition, changes in financial condition, results of operations, liquidity, capital resources, capital reserves or significant components of revenues or expenses;

36.	At least annually, reviewing and discussing with management the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures (including management’s risk assessment and risk management policies including its investment policies and performance for cash and short-term investments);

37.	Review the public disclosure regarding the Audit Committee required from time to time by applicable Canadian and United States securities laws, including:

(a)	the Charter of the Audit Committee;

(b)	the composition of the Audit Committee;

(c)	the relevant education and experience of each member of the Audit Committee;

(d)	the external auditor services and fees; and

(e)	such other matters as the Company is required to disclose concerning the Audit Committee.

38.	Reviewing and approving any material change or waiver in the Company’s ethics codes regarding directors or senior executive officers, and disclosures made in the Company’s annual report in such regard;

39.	Overseeing the Company’s hiring policies for current or former partners or employees of the current (and any former) external auditor, so that such hiring shall be in compliance with any applicable laws and regulations; and

40.	Performing such additional activities and consider such other matters within the scope of its responsibilities or duties according to applicable law and/or as the Audit Committee and/or the Board deems necessary or appropriate.

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with U.S. generally accepted accounting principles, International Financial Reporting Standards or such other accounting standards adopted by the Company, and applicable rules and regulations.

V.	MEETINGS.

The Audit Committee should meet at least four times annually, or more frequently as circumstances require. The Audit Committee should meet within 45 days following the end of the first three financial quarters to review and discuss the unaudited financial results for the preceding quarter and the related MD&A, and should meet within 90 days following the end of the fiscal year end to review and discuss the audited financial results for the preceding quarter and year and the related MD&A.

The Audit Committee, in its discretion, may ask members of management or others to attend its meetings (or portions thereof) and to provide pertinent information as necessary. The Audit Committee will meet separately with the chief executive officer and separately with the chief financial officer of the Company at such times as are appropriate to review the financial affairs of the Company. The Audit Committee will meet periodically in separate executive session with the external auditor as well as any financial controllers of the Company, at such times as it deems appropriate to fulfill the responsibilities of the Audit Committee under this Charter.

For greater certainty, management is indirectly accountable to the Audit Committee and is responsible for the timeliness and integrity of the financial reporting and information presented to the Board. In order to foster open communication, the Audit Committee or its Chair should meet at least annually with management and the external auditor in separate sessions to discuss any matters that the Audit Committee or each of these groups believes should be discussed privately. In addition, the Audit Committee or its Chair should meet with management quarterly in connection with Intercure’s interim financial statements.

The external auditor shall be invited to every meeting of the Audit Committee that relates to the financial statements of the Company. The internal auditor shall be invited to all Audit Committee meetings. In addition, the internal auditor may request that the Chair convene a meeting to discuss a particular issue, and the Chair shall convene the Audit Committee within a reasonable period of time, if the Chair finds it appropriate to do so.

A majority of the Audit Committee members shall constitute a quorum, provided that most of the attendees are Independent Directors according to the provisions of the Companies Law and at least one attendee is an External Director. The action of a majority of those members present at a meeting, at which a quorum is present, shall be the act of the Audit Committee.

Meetings of the Audit Committee shall be held from time to time and at such place as any member of the Audit Committee shall determine upon 48 hours’ notice to each of its members. The notice period may be waived by all members of the Audit Committee. Each of the chairperson of the Board, the external auditor, the Chief Executive Officer, the Chief Financial Officer or the Secretary shall be entitled to request that any member of the Audit Committee call a meeting.

VI.	MINUTES.

The Audit Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board.

VII.	COMPANIES REGULATIONS (ALLEVIATIONS FOR COMPANIES WHOSE SECURITIES ARE REGISTERED ON A STOCK EXCHANGE OUTSIDE OF ISRAEL), 5760-2000.

To the extent (i) there is no Controlling Shareholder of the Company; and (ii) the Company elected to follows the rules and regulations of the CSA, 52-101, the SEC and the NASDAQ Rules in connection with appointment of Independent Directors and composition of the Committee and its Compensation Committee, as applicable to companies incorporated in any state of the United States of America, the provisions of Sections 115, 116A, 219(c), 239(a), 243 and 249 of the Companies Law shall not apply.

VIII.	COMPENSATION.

Members of the Audit Committee may receive compensation for their service as Audit Committee members, subject to compliance with applicable law.

Members of the Audit Committee may not receive any compensation from the Company except the fees that they receive for service as members of the Board or any committee thereof.

IX.	DELEGATION OF AUTHORITY.

Subject to the provisions of the Companies Law, the Audit Committee may delegate to one or more designated members of the Audit Committee the authority to pre-approve audit and permissible non-audit services, provided such pre-approval decision is presented to the full Audit Committee at its scheduled meetings.

X.	AUDIT COMMITTEE COMPLAINT PROCEDURES.

Submitting a Complaint

1.	Anyone may submit a complaint regarding conduct by the Company or its employees or agents (including its independent auditors) reasonably believed to involve questionable accounting, internal accounting controls or auditing matters. The Chair should oversee treatment of such complaints.

Procedures

2.	The Chair will be responsible for the receipt and administration of employee complaints.

3.	In order to preserve anonymity when submitting a complaint regarding questionable accounting or auditing matters, the employee may submit a complaint confidentially.

Investigation

4.	The Chair should review and investigate the complaint. Corrective action will be taken when and as warranted in the Chair’s discretion.

Confidentiality

5.	The identity of the complainant and the details of the investigation should be kept confidential throughout the investigatory process.

Records and Report

6.	The Chair should maintain a log of complaints, tracking their receipt, investigation, findings and resolution, and should prepare a summary report for the Audit Committee.

The Audit Committee is a committee of the Board and is not and shall not be deemed to be an agent of the Company’s securityholders for any purpose whatsoever. The Board may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to securityholders of the Company or other liability whatsoever.

This Charter is subject in all respects to the Articles of the Company.